UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of **August 2010**

PEDIMENT GOLD CORP.

(Name of Registrant)

789 West Pender Street, #680, Vancouver, British Columbia, Canada V6C 1H2
(Address of principal executive offices)

1. San Antonio Project, Baja California Sur, Mexico, NI 43-101 Technical Report on Preliminary Assessment.

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F **xxx**   Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___   No **xxx**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Gold Corp. -- SEC File No. 000-52509
(Registrant)

Date: September 3, 2010

By \s\ Gary Freeman
Gary Freeman, President/CEO/Director





San Antonio Project
Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

Submitted to:
Pediment Gold Corp.

Effective Date: 2 August 2010
Revised Date: 10 August 2010

From:
Kirk Hanson, P.E.
Edward Orbock III, M.AusIMM
Scott Long M.AusIMM.
Dr. Lynton Gormely, P.Eng.

Project No. 165042

IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report for Compañia Minera Pitalla S.A. de C.V.(Pitalla), a wholly-owned subsidiary of Pediment Gold Corp. (Pediment Gold) by AMEC E&C Services Inc. (AMEC). The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in AMEC's services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by Pitalla subject to the terms and conditions of the contract with AMEC. This contract permits Pitalla to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to National Instrument 43-101, *Standards of Disclosure for Mineral Projects.* Except for the purposes legislated under provincial securities law, any other uses of this report by any third party is at that party's sole risk.



CONTENTS

 












Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment






TABLES





F I G U R E S





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment







1.0   SUMMARY

AMEC E&C Services Inc. (AMEC) was commissioned by Pediment Gold Corp. (Pediment) to prepare an independent Qualified Person's Review and NI 43-101 Technical Report (the Report) for the wholly-owned San Antonio gold project (the Project) located in the state of Baja California Sur, Mexico.

The Project contains a fault-bounded, shear-zone hosted gold deposit. Although mineralization is contiguous, the deposit has been sub-divided based on fault boundaries into the Los Planes, Intermediate, and Las Colinas zones. There are also a number of exploration targets within the Project area.

The Report discloses the results of a Preliminary Assessment (PA) completed on the Los Planes, Intermediate, and Las Colinas zones of the San Antonio deposit during July 2010, and dated 2 August 2010. Pediment will be using this Report in support of disclosure in the Pediment press release dated 10 August 2010, entitled "AMEC Delivers Positive Preliminary Assessment for San Antonio Gold Project and Recommends More Advanced Studies".

The Report was amended 10 August 2010, to address a typographic error noted in Table 19-1. The Year 3 production of the transition material was reported as an erroneous value of 22,112 kt, an error introduced when rounding the table values, and has been amended to the correct value of 2,212 kt. No other changes were made to the Report.

1.1   Key Outcomes

- Audited and re-classified mineral resource estimate of 16 Mt grading 0.88 g/t Au in the Measured and Indicated Mineral Resource categories of oxide and transition material, and an additional 18.8 Mt grading 1.3 g/t Au in Measured and Indicated Mineral Resource categories of sulfide mineralization. There are 0.8 Mt grading 0.65 g/t Au in the Inferred category of oxide and transition material, and an additional 0.3 Mt grading 1.19 g/t Au in the Inferred category of sulfide material.

- The Project is located in an area with good access to power, roads, services, ports, and labour

- The Project can be mined with a conventional truck and shovel fleet and processed via proven heap leaching technology. The estimated mining rate to support the proposed heap leach is 11,000 t/d.





- The proposed mine has a reasonable mine life of nine years including a one year pre-strip period. The production schedule in the PA includes <3% of Inferred Mineral Resources.

- The Project demonstrates robust financial returns under a $900/oz gold pricing scenario with a pre tax net present value at 8% (NPV@8%) of $79.0 million and an internal rate of return (IRR) of 33%

- Reasonable exploration potential remains in the Project. The Intermediate and Los Colinas deposits are not fully drilled out, and additional exploration targets have been identified.

1.2 Location, Climate, Access, and Infrastructure

The Project is within the San Antonio–Triunfo mining district located about 40 km southeast of La Paz by a paved highway. La Paz is the principal sea port and the capital city of the state of Baja California Sur, Mexico. The closest towns are San Antonio, 8 km west of the Project; Triunfo, 10 km northwest of the Project; and Los Planes, 15 km east of the Project. Travel time from San Antonio is about 10 minutes.

The climate is normally arid and hot. Rainfall is primarily associated with the hurricane systems that are likely to occur during the period August and September. It is expected that any future mining operations will be able to be conducted year-round. Minor interruptions may occur to activities if hurricane conditions develop.

A paved two-lane highway passes through the Project. Access within the Project area is provided by good gravel and dirt roads.

There is currently no existing Project infrastructure. Exploration crews stay in La Paz and San Antonio and travel to site as required. Cell coverage in the area is available. A fiber-optic cable line and powerline pass directly through the Project area.

Mexico has sufficient experienced and skilled professionals to run the proposed San Antonio operation.

A portion of the fiber-optic cable line, powerline, and highway pass through the location of the proposed Las Planes open pit, and as a result, will have to be re-routed. The paved road would ultimately be relocated along a 4 km corridor that would also contain the power line and fiber-optic line. Although the Triunfo substation has capacity, the existing 34.5 kV powerline will require upgrading to service the Project. CFE, the local power supplier, would assume any costs to upgrade the capacity of the El Triunfo substation.





Pediment recently contracted Schlumberger Water Services (SWS) to commence a baseline delineation and characterization of the potential water resources available for development of the mine. Pediment has been told by the Commission National del Agua, the federal agency governing water in Mexico that water rights obtained from the Los Planes agricultural users lower in the basin can be transferred nearer to the site and that new wells can provide water needed for the Project.

Other potential water supply alternatives that may be reviewed during the course of Project development include the use of desalinated sea water and the construction of reservoirs to capture and use surface run-off during the rainy season.

The recommended supply port for the Project is La Paz.

Facilities will include site roads, the main office, the truck shop, the fuel bay, the warehouse, the wash bay, and powder magazines and explosive storage bins. Mining is assumed to be by contract mining.

1.3   Mineral Tenure

Fifteen mineral concessions, acquired in four phases, comprise the current Project, which has a total area of about 46,328 ha. The concessions are held in the name of Compañía Minera Pitalla SA de CV (Pitalla), which is a wholly-owned indirect subsidiary of Pediment.

As per Mexican requirements for grant of tenure, the concessions comprising the Project have been surveyed on the ground by a licensed surveyor. AMEC received legal opinion to state that duty payments for the concessions have been made as required. Annual exploration reports have been lodged as required.

The Mexican government retains a sliding scale (variable) 1–3% net smelter production royalty on the four claims of the El Triunfo concession group. No other royalties are payable on any other concession, including the concessions on which the deposits are located.

1.4   Surface Rights

Pediment Gold has purchased 260 ha of surface rights in the Project area. These cover the proposed immediate pit areas for Las Colinas and Los Planes, but additional rights will be required to accommodate waste and process facilities. It is a reasonable expectation that sufficient surface rights to support the planned infrastructure locations can be obtained.





Agreements with the San Antonio ejido1 allow "low impact" and "transition" exploration with appropriate compensation payments.

Water rights agreements have been entered into with the ejido and private owners, but additional rights will be required to provide the full water amounts required for process and potable use.

1.5 Environmental

Numerous residents of the San Antonio and El Triunfo communities continue to be active with small-scale *gambusino* (artisanal) production with limited leaching of gold performed on ore that is taken back to the pueblo area.

Pediment has confirmed to AMEC that the exploration programs to date were performed in accordance with the applicable Mexican Official Standards (*Normas Oficiales Mexicanas*) under NOM-120. No environmental permits have been granted for mining operations. Permitting will require submission and approval of a Manifesto Impacto Ambiental (MIA). Pediment has re-commenced baseline studies that were initially begun during 2008, as such studies will be required as part of the permitting process to obtain a MIA.

Very preliminary assessment of the mineralization and hosts rocks indicates that there is low sulfide content, and therefore the current assessment of acid-rock drainage potential is low.

Environmental baseline studies were begun for the project in 2008 but were suspended prior to completion. They were re-initiated in May 2010 with the start of a hydrology study and a socio-economic study. In addition, the flora and fauna study, which had been largely completed, was re-initiated in July 2010 to include a larger footprint including the proposed location of project facilities and the planned highway relocation.

The remediation and closure plan developed for the Project is preliminary and subject to change. Total closure costs are estimated at $4.6 million, assuming a heap-leach operation.

1.6 Permits

A number of permits will be required to support mining level activities, in addition to the environmental permits. A detailed list of the required permits should be prepared

---

 1 Ejidos are a communal form of agrarian land ownership.





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

during feasibility-level studies, and a determination made of which permits are likely to be time-sensitive and therefore on the Project critical path.

1.7 Socio-Economics

Local community leaders and residents in both the San Antonio and Los Planes areas appear to be in favour of the mine development.

Employment prospects in the neighbouring communities rely on relatively low-paying agriculture and ranching jobs, and many people have moved to the larger city of La Paz to make a living. The larger, more populated, communities of La Paz and Todos Santos are on the Pacific side of the Baja peninsula whereas the Project and communities near the Project are on the much less developed Gulf of California side.

Regionally, AMEC notes that there is significant opposition from a well-organized group from the population centers of Todos Santos and La Paz to the Paredones Amarillos project which is located approximately 30 km from the San Antonio Project. This opposition appears to stem mainly from fears of water pollution caused by the liberation of arsenic and use of cyanide, since the Paredones Amarillos project is located in a basin which drains waters to the Pacific and in the headwaters of drainages that flow near Todos Santos.

AMEC comments that water pollution issues related to Paredones Amarillos are unlikely to be relevant to San Antonio, because the San Antonio Project is located on the other side of the drainage divide with waters draining north into the Gulf of California, outside of major population centers.

1.8 Geology and Mineralization

Two separate, Mesozoic-age intrusive complexes hosted in sediment-derived schists and gneisses form the basement to the deposits. The granitic bodies and accompanying metasedimentary roof pendants are structurally sutured by the La Paz fault to a western belt of oceanic crustal rocks. A mega-shear of regional extent, possibly part of the La Paz fault system, hosts the Project deposits. Mineralization has preferentially developed in zones of stockworking, cataclasite and mylonite within fault strands and splays off the main shear zone. The deposits are considered to be typical of mineralization developed in shear-zone lode gold deposits.

Alteration typically progresses from chlorite-dominant around the cataclasite units (distal) and to sericite-dominant within the cataclasite units (proximal).





Gold mineralization is interpreted to consist of two stages, the first being disseminated gold–arsenic deposition during mylonitization, and a second-stage gold–silver–bismuth mineralization hosted by crosscutting, high-angle, northeast-trending structures. Chemically, the system has low silver relative to gold, having Ag/Au ratios of approximately 0.4.

1.9 Exploration History

Gold and silver mineralization was reportedly discovered in the Triunfo area around 1748, with limited small scale production occurring mainly in the Triunfo area and south of San Antonio.

The government geological branch, Consejo De Recursos Minerales (CRM), carried out work in the 1970s, consisting of mapping, trenching and limited magnetic and induced polarization (IP) surveys which covered portions of the Project.

From 1990–1998, Echo Bay Exploration Inc. (Echo Bay) and predecessor company Viceroy Resource Corp., (Viceroy) completed detailed geological mapping, stream sediment, soil and rock chip sampling, trenching, ground electromagnetics, airborne radiometrics, magnetic and very-low frequency electromagnetic (VLFEM) surveys, reverse circulation (RC) and core drilling, a first-time mineral resource estimate in 1996, and metallurgical studies.

Exploration work by Pediment staff commenced in the area in 2005. Activities to 2010 included data review, rock chip and grab sampling of old trenches and workings, soil sampling, reconnaissance IP geophysical surveys, RC and core drilling, an updated mineral resource estimate in 2009, and metallurgical testwork. This led to completion of a PA in July 2010 that was dated 2 August 2010.

1.10 Drilling

Drilling completed to 2008 on the Project comprised 241 drill holes (42,999.5 m), in 198 RC drill holes (37,072.5 m) and 43 core holes (5,927 m). The drill total includes 31 drill holes (6,085.5 m) completed by Echo Bay in the period 1995 to 1997; remaining drilling was completed by Pediment Gold, in the period 2007–2008, comprising 168 RC holes (31,001 m), and 43 core holes (5,927 m).

No records of the drill contractors, chip trays, logging methods or other data are available for the Echo Bay drill campaigns.

During Pediment drill programs, geotechnical logs were completed in sequence prior to the geological logging. Geological logging used standard procedures, and was





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

subsequently transferred to a Microsoft Access database. Standardized logging forms and geological legends have been developed for the Project.

All drill hole collars were surveyed by a contracted professional surveyor in February 2007 using a total station instrument. Down-hole surveys were carried out for dip and deviation using a Reflex Easy Shot system by a contractor.

Drilling recovery measurement was not attempted for the RC drilling. Core drilling recovery measurements range from zero to 203.8% with a median measurement of 104.1%, indicating that the measurement method has a high bias of at least 4%, and that drilling recovery is high.

At the effective date of this Report, a drill program is underway. The program is planned at 40,000 m, using one RC and one core rig, for the Project, and primarily comprises infill drilling.

1.11   Sampling and Assay

RC cuttings were sampled in 5 ft (1.52 m) increments regardless of lithology, alteration, or mineralization. All core sampling is carried out at 1.52 m intervals. In a few areas of poor recovery, core samples can be combined into lengths greater than 1.52 m. The 1.52 m sample intervals are not tied to lithology, alteration or structure.

Specific gravity data are based on water displacement methods of measurement on drill core specimens.

Assays were completed for the Echo Bay programs by Cone Laboratories in Denver using standard fire assay techniques. Limited additional information is available on the program.

Pitalla core and RC chips were submitted to ALS Chemex, Vancouver, Canada. Samples were typically dried, crushed, and pulverized to >85% passing through a 75 µm screen. Analyses comprised gold via fire assay with atomic absorption (AA) finish as well as by aqua regia digestion and inductively-coupled plasma (ICP) analysis to quantify trace elements. When needed, over-range Au analysis (>10 g/t Au) is made by fire assay and gravimetric finish.

Pitalla maintained a quality assurance and quality control (QA/QC) program for the Project. This comprised submission of analytical certified reference materials (CRMs), duplicate and blank samples.





Sample security has relied upon the fact that the samples were always attended or locked in the logging facility. Chain-of-custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory.

1.12   Data Verification

The Project data are stored in a Microsoft Access database. All geological and geotechnical data for Pediment drill programs were entered electronically directly into the system following paper logging in the field or at the core shack. Assays for Pediment drill programs were received electronically from the laboratory and imported directly into the database. Drill hole collar and down hole survey data were manually entered into the database. Data are verified by means of in-built program triggers within the mining estimation software. Checks are performed on surveys, collar co-ordinates, lithology data, and assay data. Paper records were kept for all assay and QA/QC data, geological logging and bulk density information, downhole, and collar coordinate surveys.

A number of data verification programs and audits have been performed over the Project history, primarily by independent consultants in support of compilation of technical reports on the Project. In addition, AMEC performed a database review in support of the PA. AMEC considers that a reasonable level of verification has been completed, and that no material issues would have been left unidentified from the programs undertaken.

1.13   Metallurgical Testwork

Metallurgical testwork has been conducted on San Antonio mineralized materials during 2008. Agitated cyanide leach, bottle roll and column leach tests were performed by SGS Metallurgical Laboratory, Denver, Colorado and Metcon Research laboratory in Tucson, Arizona, on drill core composites of oxide, mixed and sulfide mineralization.

The testwork indicated that run-of-mine (ROM) leaching of oxide and transition material was feasible. The column test results support criterion selection of 75% recovery for oxide and transition mineralization. The material had a low dependency on a fine crush in order to generate high levels of gold extraction. Bottle roll test results support a criterion selection of a coarse grind gold recovery of 80% by agitation leaching of milled oxide mineralization in a conventional CIP and pressure Zadra stripping circuit.





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

The column test results support criterion selection of 50% gold recovery by heap leaching sulfide mineralized material crushed to minus 10 mm. A significant reduction in gold recovery would be anticipated for ROM leaching. There was a noteworthy dependency on a fine crush in order to generate high levels of gold extraction. Bottle roll test results support a criterion selection of 65% gold recovery by agitation leaching of milled sulfide mineralization in a conventional CIP and pressure Zadra stripping circuit.

1.14 Mineral Resources

To support declaration of Mineral Resources for purposes of the PA, AMEC reviewed and audited Pediment's resource model as completed in 2009 by Giroux Consultants Ltd (Giroux). A total of 242 drill holes were available with a combined 26,613 gold assays.

Giroux constructed three mineralized grade shell zones of ≥0.1 g/t Au. The assay data base was tagged with a domain code based on the three geologic solids; Colinas, Planes and Intermediate. All assays outside these three solids were coded as waste. A block model with blocks of 10 m x 10 m x 5 m in dimension was built to encompass all three mineralized domains.

AMEC is of the opinion that the capping method employed in the 2009 estimate is acceptable for resource estimation and mine planning. AMEC reviewed the 2009 caps using a decile analysis, which indicates that an appropriate capping level, on a deposit-wide basis, is about 9 g/t Au.

The drill holes were "passed" through the mineralized solids and the points at which the drill holes entered and exited the solid was determined. Uniform down-hole composites, 5 m in length, were formed to honour the solid boundaries.

Semi-variograms were produced to determine the direction of maximum continuity. The nugget to sill ratio, a measure of sample variability, was fairly high at 45% for the Los Planes domain and a reasonable 29% for the Las Colinas domain.

Gold grades, for all blocks with some percentage inside the three mineralized domain solids, were interpolated using ordinary kriging (OK). The kriging procedure was completed in a series of passes with the search ellipse for each pass a function of the semivariogram range. The search ellipse was aligned along the three principal semivariogram directions.

The block model was verified using visual inspection, statistical comparisons of raw data, composite data and block estimates. AMEC is of the opinion that the grades and

 



Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

tonnes in the resource model are sufficiently estimated for mine planning for purposes of a PA.

AMEC reviewed the classification currently used at San Antonio as developed by Giroux. As a result, a reclassification of the Mineral Resources was considered warranted, based on a combination of drill spacing and variogram parameters.

AMEC determined the extent of resources that might have reasonable expectation for economic extraction by applying a Lerchs–Grossmann (L–G) pit outline to the Mineral Resources. AMEC is of the opinion that there is a reasonable expectation for economic extraction for the mineralized material that displays geological and grade continuity within this L–G pit shell.

Mineral Resources take into account geologic, mining, processing, and economic constraints, and have been confined within appropriate L–G pit shells, and therefore are classified in accordance with the 2005 CIM Definition Standards for Mineral Resources and Mineral Reserves. The Qualified Person for the Mineral Resource estimate is Edward J.C. Orbock III, M.AusIMM, an AMEC employee.

Mineral Resources are reported at a gold price of $1,035 per ounce and have an effective date of 25 June 2010.

AMEC cautions that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Resources are stated in Table 1-1 using cut-off grades appropriate to the oxidation state of the mineralization.





Table 1-1: Mineral Resource Statement, San Antonio Project, Effective Date June 25, 2010, Edward J.C. Orbock III, M.AusIMM

Class	Au Cut-off	Tonnes (x 1,000)	(Au g/t)	Total Au grams (x 1,000)	Au ounces (x 1,000)
Oxide/Transition					
Measured	0.17	4,991	0.98	4,882	157
Indicated	0.17	10,963	0.85	9,282	298
Oxide/Transition Measured + Indicated	*0.17*	*15,995*	*0.89*	*14,164*	*455*
Sulfide					
Measured	0.40	2,839	1.32	3,735	120
Indicated	0.40	15,991	1.25	19,945	641
Sulfide Measured + Indicated	*0.40*	*18,830*	*1.26*	*23,679*	*761*
Oxide/Transition					
Inferred	0.17	769	0.65	496	16
Sulfide					
Inferred	0.40	327	1.19	388	12

Notes to Accompany Mineral Resources Table:
1. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability
2. Mineral Resources are reported above a 0.17 g/t Au cut-off grade for oxide and transition material, and above a 0.40 g/t Au cut-off for sulfide material.
3. Mineral Resources are reported as undiluted.
4. Mineral Resources are reported within a conceptual pit shell
5. Mineral Resources are reported using a long-term gold price of US$1,035/oz, variable mining and processing costs and variable recoveries that are based on the oxidation state of the sulfides in the deposit.

1.15 Planned Open Pit Mining Operations

Sufficient mineral resources were estimated in the Los Planes and Las Colinas deposits to support a Preliminary Assessment. AMEC cautions that the Preliminary Assessment is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the Preliminary Assessment based on these Mineral Resources will be realized.

AMEC developed a conventional open pit mine plan for San Antonio and established a practical mining schedule for an 11,000 t/d gold heap leach project. Of the mineralization considered in the schedule, <3% is classified as Inferred Mineral Resources.

The Base Case mining assumption and the basis for operating and capital costs is contract mining. AMEC completed first-principle build up and costing for the Base Case contract equipment fleet. The contract fleet is designed as a conventional diesel powered fleet with the capacity to mine approximately 15.0 Mt per year operating on 5 m benches.





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

Mine operating costs for San Antonio average $1.94/t mined. The owner's portion of the cost is $0.09/t and the contractor's portion is $1.85/t. Because the Base Case assumes contract mining, the initial capital cost is limited to owner's costs of $695,000.

1.16 Plant Design

For the first three years, while sulfide mineralized material is still unavailable, ROM oxide and transition (Ox/Tran) material from the open pit are proposed to be transported by trucks to a heap leach facility at a rate of 11,000 t/d. As mine life progresses, there will be less Ox/Tran material available, and the ROM heap leach throughput will be supplemented by crushed sulfide leach material to maintain a total of 11,000 t/d to the leach pad.

Unlike the Ox/Tran flowsheet, which is relatively simple, the planned sulfide flowsheet is more complex because sulfide mineralization requires crushing 80% of the mineralized material to a size of about 10 mm prior to cyanide exposure. To accomplish this, a materials-handling facility incorporating three stages of crushing, screening, stockpiles, conveying to the heap, and automated stacking is required.

Gold from the pregnant leach solution will be recovered in an adsorption, desorption and regeneration (ADR) plant using carbon in column (CIC) contacting. This plant will be common for both Ox/Tran and sulfide mineralization types.

Metal production from the heap leach, in produced ounces, is projected to average 82.5 kozs over the proposed eight years of production, Year 1 to Year 8. Peak production is anticipated to be 90.4 kozs in Year 4.

The preliminary design for the Project consists of the following key elements:

- A permanent leach facility with mineralization stacked in 6 m lifts. The heap is designed as a permanent single-use facility, and will require topography suitable to contain the storage capacity requirements that will provide a positive flow of solution to an external solution collection area and ensure side slope grades that allow construction of stable liner systems and stable geotechnical conditions

- A maximum mineralization height over liner of 36 m

- A composite liner system to contain process solutions within the facility

- Upstream and hillside diversion channels to collect and route surface water runoff around the facility. Non-impacted surface water flows will be routed through engineered surface water channels and discharged down-gradient of the facility





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

- PLS pond, barren pond and contingency (storm) pond to provide operational flexibility, contingency capacity for upset conditions, and to allow environmental monitoring. The contingency pond will be located adjacent to the PLS pond, and connected to it by a lined spillway. During extreme climatic conditions, excess solutions from the leach pad will be discharged by gravity overflow to the contingency pond via a spillway from the PLS pond

- Integrated leak collection and recovery system (LCRS) layer and sump for the PLS pond.

1.17   Evaluation of Alternate Development Scenarios

Utilizing Whittle® pit optimization software and Milawa® scheduling software, AMEC assessed four alternative development cases. AMEC cautions that all four of the development cases are partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

- Base Case: Contract mining and 11,000 t/d heap leach with ROM oxide/transition (Ox/Tran) material and crushed sulfide material

- Mill Case: Contract mining and a CIL mill with a 10 year targeted process life

- ROM Case: Contract mining and 11,000 t/d heap leach with all material leached ROM

- Owner-Mining Case: Owner mining and 11,000 t/d heap leach with ROM Ox/Tran material and crushed sulfide material.

In all four scenarios, the Inferred Mineral Resources are <3% of the conceptual mine schedule.

An all-crushed development case was not considered because there is no recovery increase for crushed Ox/Tran material, only additional costs.

Of the four cases, the Owner-Mining Case has the highest NPV@8% of $148.0 M followed closely by the Base Case with an NPV@8% of $138.4 M; however, the Base Case achieves a higher IRR at 79% than the Owner-Mining Case IRR of 46% due to the initial mobile equipment required to be purchased in the Owner-mining case. The highest IRR case is the ROM Case; however, the ROM Case only mines 775 kozs and has the shortest mine life at six years. The Mill Case, with an initial capital expenditure of $85.5 M, has by far the lowest IRR at 20%. None of the cases include development and infrastructure capital.





1.18   Markets

Doré production from the Project could be sold either on the spot market or under agreements with refineries. It is expected that any sales and refining agreements would be negotiated in line with industry norms.

1.19   Financial Analysis

The results of the economic analysis represent forward-looking information that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

AMEC evaluated the overall economic viability of the San Antonio Project using both pre-tax and after-tax discounted cash flow analyses. Payback for the San Antonio Project is defined as the time it takes to recoup the initial investment after the completion of construction.

The economic analysis included sensitivities to variations in operating costs, capital costs, and gold prices. All monetary amounts were presented in United States dollars (US$). For discounting, cash flows were assumed to occur at the end of each period.

Key assumptions supporting the financial analysis were:

- Metal price assumptions for gold as based on 2010 AMEC guidelines on industry consensus of long-term metal prices, which are $900 per ounce of gold. As a comparison, the three-year trailing-average gold price calculated at the time of the study was $910/oz. AMEC notes that both AMEC's guideline price and the three-year trailing-average gold price are significantly below prevailing market prices as of the Report effective date

- The proposed mine has a mine life of nine years including a one year pre-strip period

- Mining, G&A, and processing unit costs are respectively US$6.49/t mineralization leached, US$0.81/t of mineralization leached, and US$3.80/t of mineralization leached

- Average annual production of gold is approximately 82,500 troy ounces

- The capital expenditures are expected to total US$71.1 million. This figure includes allocations for pre-production, initial mining equipment, and initial plant and infrastructure, and includes allocations for infrastructure relocation and contingency. Pre-production mining costs total $18.2 M

- Total sustaining capital costs are estimated at US$27.9 million



- Remediation and closure costs of US$4.6 million have been included

- Mining taxes were included based on assumptions of:

- Ordinary income tax rate of 28%, applied to the calculation of net operating profit.

  – Property tax at 0.25%.

- The base-case economic analysis is based on 100% equity financing

- The base-case economic analysis does not include inflation. Capital and operating costs are expressed in second-quarter 2010 dollars.

Under a $900/oz Au price assumption and using a discount rate of 8%, the pre-tax net present value (NPV8%) is $79.0 million and the internal rate of return (IRR) is 33% (Table 2-1). The after-tax NPV8% is $56.6 million and the IRR is 26% (Table 1-3). Payback for the Project is estimated at 3.28 years and 3.79 years for the pre-tax and after-tax scenarios respectively. Payback for the San Antonio project is defined as the time it takes to recoup the initial investment after the completion of construction.

Table 1-2:   Summary Cash Flow Results, Pre-Tax

Cash Flow Before Tax	US$ (000's)
Cumulative Cashflow	152,404
NPV @ 5%	101,297
Base Case NPV @ 8%	78,955
NPV @ 10%	66,623
IRR Before Tax	33%
Payback – Years from Start-up	3.28 years

Table 1-3:   Summary Cash Flow Results, After Tax

Cash Flow After Tax	US$ (000's)
Cumulative Cashflow	118,758
NPV @ 5%	75,478
Base Case NPV @ 8%	56,643
NPV @ 10%	46,279
IRR After Tax	26%
Payback – Years from Start-up	3.79 years

1.20   Sensitivity Analysis

A sensitivity analysis was completed over the ranges of ±30% for gold price, operating costs, and capital costs. The sensitivity to grade and recovery are coincidental to gold price and follow the same trend. Based on the sensitivity work, the San Antonio Project is most sensitive to gold price followed closely by operating costs. The Project is least sensitive to capital costs.





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

1.21 Risks and Opportunities

Although a formal risk analysis was not undertaken, AMEC noted both opportunities and risks throughout the PA process.

Key opportunities include:

- Improvements to Project cashflow through competitive bidding processes to reduce assumed contractor percentages, through improvements in ramp access design, and potentially through construction of a smaller capacity crushing plant.

- Potential for delineation of additional Mineral Resources, and confidence category upgrades through infill drilling

- Reductions in operating cost assumptions for sulfide mineralization with additional metallurgical testwork.

Key risks identified at this level of study are:

- Process recoveries are based on limited metallurgical test work.

- Some of the infrastructure sites are currently not held by Pediment

- If adequate fresh water cannot be procured, the Project may need to consider installation of a desalination plant.

1.22 Conclusions

Under the assumptions used in this Report, the Project shows a positive return and can support progression to more advanced studies.

There is remaining exploration potential within the Project. The current deposits have some open dimensions, and infill drilling is likely to identify additional mineralization. Exploration targets, defined by anomalous surface samples and trends of *gambusino* workings dating from the early 1900s, represent additional Project upside.

1.23 Recommendations:

Pediment Gold has proposed a US$9.1 million budget and two-phase work program to advance the Project. Work included in the budget comprises additional drilling, metallurgical testwork, advanced engineering studies, model updates, and provision for acquisition of various surface and water rights. AMEC concurs with the work program.





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

2.0   INTRODUCTION

AMEC E&C Services Inc. (AMEC) was commissioned by Pediment Gold Corp. (Pediment Gold) to prepare an independent Qualified Person's Review and NI 43-101 Technical Report (the Report) for the wholly-owned San Antonio gold project (the Project) located in the state of Baja California Sur, Mexico (Figure 2-1).

The Report discloses the results of a preliminary assessment completed on the San Antonio deposit during July 2010, and presented in a report dated 2 August 2010. Pediment Gold will be using this Report in support of disclosure in the Pediment Gold press release dated 10 August 2010, entitled "AMEC Delivers Positive Preliminary Assessment for San Antonio Gold Project and Recommends More Advanced Studies".

The Report was amended 10 August 2010, to address a typographic error noted in Table 19-1. The Year 3 production of the transition material was reported as an erroneous value of 22,112 kt, an error introduced when rounding the table values, and has been amended to the correct value of 2,212 kt. No other changes were made to the Report.

Pediment Gold uses a wholly-owned Mexican subsidiary, Compañia Minera Pitalla S.A. de C.V. (Pitalla), for its holdings in the San Antonio Project. In this Report, the name Pediment Gold is used interchangeably for the parent and subsidiary companies.

All measurement units used in this Report are metric, and currency is expressed in US dollars unless stated otherwise. The Report uses Canadian English.

As at the effective date of the Report of 2 August, 2010, the exchange rate was US$1 equal to approximately 13 Mexican pesos. The financial analysis and cost estimates discussed in the Report assume an exchange rate of US$1 equal to 12.5 Mexican pesos.



Figure 2-1: Project Location Map


Approximate location, San Antonio Project
MEXICO
BAJA CALIFORNIA
BAJA CALIFORNIA SUR
SONORA
SINALOA
SIERRA MADRE OCCIDENTAL
Gulf of California
Tropic of Cancer
Rosarito
Guerrero Negro
Campo Alemán
Angostura
San Rafael
Tastiota
Suaqui Grande
Onavas
Yécora
Ocampo
Guaymas
Ciudad Obregón
Yaqui
Villa Juárez
Navojoa
Álamos
Huatabampo
El Fuerte
San Blas
Los Mochis
Guasave
El Vizcaíno
Bahía Tortugas
Guadalupe
Santa Rosalía
San Ignacio
Punta Prieta
Bahía Asunción
Mulegé
Estero de la Bocana
Punta Abreojos
Rosarito
San Juanico
San Isidro
Loreto
Francisco Villa
Ligui
Villa Insurgentes
Adolfo López Mateos
Ciudad Constitución
San Carlos
Santa Rita
San Hilario
La Paz
Santiago
Todos Santos
Santa Rosa
San Lucas
-2798 m
28°
26°
25°
24°
23°

2.1 Qualified Persons

The following people served as the Qualified Persons (QPs) as defined in National Instrument 43-101, *Standards of Disclosure for Mineral Projects*, and in compliance with Form 43-101F1. The QPs responsible for the preparation of the Report are:

- Kirk Hanson, P.E., Principal Mining Engineer (AMEC, Reno)
- Scott Long, M.AusIMM, Chief Geochemist (AMEC, Phoenix)
- Edward J.C. Orbock III, M.AusIMM, Principal Geologist (AMEC, Reno)
- Dr. Lynton Gormely, P.Eng., Principal Process Engineer (AMEC, Vancouver).



2.2   Site Visits

QPs conducted site visits to the Project in 2010 as shown in Table 2-1.

Table 2-1:   QPs, Areas of Report Responsibility, and Site Visits

Qualified Person	Site Visits	Report Sections of Responsibility (or Shared Responsibility)
Kirk Hanson	March 30–31 2010	Sections 1, 2, 3, 4, 5, 18, 19, 20, 21, 22, 23
Scott Long	No site visit	Sections 12, 13, and 14, and those portions of the Summary, Conclusions and Recommendations that pertain to those Sections
Ed Orbock	March 30–31 2010	Sections 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 17, and those portions of the Summary, Conclusions and Recommendations that pertain to those Sections
Lynton Gormely	No site visit	Section 16, and that portion of the Summary, Conclusions and Recommendations that pertain to that Sections

During the site visit, the scope of the personal inspection by the AMEC QPs comprised inspection of core and surface outcrops, drill platforms, and sample cutting and logging areas; discussions of geology and mineralization with Pediment Gold staff; reviewing geological interpretations with staff; and viewing of potential locations of major infrastructure.

The QPs who visited the site are not aware of any material changes to the Project since the site visit.

2.3   Effective Dates

The Report has a number of effective dates, as follows:

- 25 June 2010: date of the Mineral Resource estimate
- 23 July 2010: last date of information available from the current exploration drill program
- 2 August 2010: date of the financial analysis
- 2 August 2010: completion date of the Preliminary Assessment report.

The overall effective date of the Report, based on the completion date of the financial analysis and the Preliminary Assessment report is 2 August, 2010.





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

There has been no material change to the Project between the effective date of the Report, and the signature date.

2.4 Previous Technical Reports

Pediment Gold has previously filed technical reports on the Project as follows:

Herdrick, M.A. and Giroux, G.H., 2009: Technical Report and Resource Update, San Antonio Gold Project, Baja California Sur: technical report prepared on behalf of Pediment Gold Corp., effective date 29 November, 2009.

Thompson, I.S., and Laudrum, D., 2008: Technical Report and Mineral Resource Estimate San Antonio Gold Project Baja California Sur, Mexico: technical report prepared by Derry, Michener, Booth & Wahl Consultants Ltd. for Pediment Exploration Ltd., effective date 31 December 2007.

A technical report was filed by Pediment Gold's precursor company, Skinny Technologies Inc., in 2004, and readdressed to Pediment Gold as follows:

Wallis, C.S., 2004: Technical Report On The Pitalla Properties, Mexico: technical report prepared by Roscoe Postle Associates for Skinny Technologies Ltd.; re-addressed to Pediment Exploration Ltd., effective date 30 June 2004, revised date 29 June 2005.

These reports and the reports and documents listed in the Reference section of this Report were used to support preparation of the Report.

2.5 Technical Report Sections and Required Items under NI 43-101

Table 2-2 relates the sections as shown in the contents page of this Report to the Prescribed Items Contents Page of NI 43-101. The main differences are that Item 25 "Additional Requirements for Technical Reports on Development Properties and Production Properties" is incorporated into the main body of the Report, following Item 19, "Mineral Resource and Mineral Reserve Estimates".





Table 2-2: Contents Page Headings in Relation to NI 43-101 Prescribed Items—Contents

NI 43-101 Item Number	NI 43-101 Heading	Report Section Number	Report Section Heading
Item 1	Title Page		Cover page of Report
Item 2	Table of Contents		Table of contents
Item 3	Summary	Section 1	Summary
Item 4	Introduction	Section 2	Introduction
Item 5	Reliance on Other Experts	Section 3	Reliance on Other Experts
Item 6	Property Description and Location	Section 4	Property Description and Location
Item 7	Accessibility, Climate, Local Resources, Infrastructure and Physiography	Section 5	Accessibility, Climate, Local Resources, Infrastructure and Physiography
Item 8	History	Section 6	History
Item 9	Geological Setting	Section 7	Geological Setting
Item 10	Deposit Types	Section 8	Deposit Types
Item 11	Mineralization	Section 9	Mineralization
Item 12	Exploration	Section 10	Exploration
Item 13	Drilling	Section 11	Drilling
Item 14	Sampling Method and Approach	Section 12	Sampling Method and Approach
Item 15	Sample Preparation, Analyses and Security	Section 13	Sample Preparation, Analyses and Security
Item 16	Data Verification	Section 14	Data Verification
Item 17	Adjacent Properties	Section 15	Adjacent Properties
Item 18:	Mineral Processing and Metallurgical Testing	Section 16	Mineral Processing and Metallurgical Testing
Item 19	Mineral Resource and Mineral Reserve Estimates	Section 17	Mineral Resource and Mineral Reserve Estimates
Item 20	Other Relevant Data and Information	Section 19	Other Relevant Data and Information
Item 21	Interpretation and Conclusions	Section 20	Interpretation and Conclusions
Item 22	Recommendations	Section 21	Recommendations
Item 23	References	Section 22	References
Item 24	Date and Signature Page	Section 23	Date and Signature Page
Item 25	Additional Requirements for Technical Reports on Development Properties and Production Properties	Section 18	Additional Requirements for Technical Reports on Development Properties and Production Properties
Item 26	Illustrations		Incorporated in Report under appropriate section number





3.0   RELIANCE ON OTHER EXPERTS

The QPs, authors of this Report, state that they are qualified persons for those areas as identified in the "Certificate of Qualified Person" attached to this Report. The authors have relied on, and believe there is a reasonable basis for this reliance, upon the following reports, which provided information regarding mineral rights, surface rights, and environmental status in sections of this Report as noted below.

3.1   Tenure

The QPs have relied upon and disclaim information relating to the tenure status for the Project through the following confidential legal opinions prepared for Pediment Gold:

- Vasquez Servicios Legales, 2010: Title Opinion: unpublished research opinion on Public Mining Registry files relating to Compañía Minera Pitalla, S.A. de C.V. San Antonio Project, dated 21 June 2010.

This information is used in Section 4.3 of the Report.

3.2   Surface Rights

The QPs have relied upon and disclaim information relating to the surface rights status for the Project through the following confidential legal opinions prepared for Pediment Gold:

- Urias Romero y Asociados S.C., 2010: Pediment Gold Corp: unpublished legal opinion prepared on behalf of Pediment Gold, with respect to land occupation rights, land purchase, dumps transfer, and assignment of water rights relating to the San Antonio Project, dated 26 May 2010.

This information is used in Section 4.4 of the Report.





4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 Location

The Project is centered on longitude 110º 02' west and latitude 23º48' north, adjacent to the historic mining town of San Antonio, about 40 km southeast by paved highway from the port city of La Paz, and about 160 km north of the resort town of Cabo San Lucas.

The Project contains two gold deposits, at Los Planes and Las Colinas, and a number of exploration targets (Figure 4-1 and Figure 4-2).

4.2 Property and Title in Mexico

Article 27 of the Mexican Constitution provides that the Mexican Nation has direct ownership of mineral deposits within the national territory, which cannot be transferred. The use and exploitation of such national resources by private parties is only permitted if concessions are granted by the Federal Executive Branch, through its corresponding government agencies. Such concessions are subject to applicable laws and regulations, and these must be complied with; non-compliance can result in cancelled concessions.

Government agencies may create national Mining Reserves over deposits that are considered essential to the Nation's future. Once incorporated into national mining reserves, the deposits are not subject to mining concessions or allotments, unless such zones are cancelled from the mining reserves through a decree issued by the Federal Executive. Such decrees can enable the Ministry of Economy to declare the zone as "free land" that can then be granted under a mining concession, or call for a bid to grant one or more mining concessions over such deposits.

4.2.1 Mineral Property Title

The Mexican Mining Law was promulgated in 1992, and amended in 1996 and 2005. The current Mining Regulations were published in 1999. A number of Government agencies have responsibility for administering the mining laws, including:

- Ministry of Economy: formulates and directs national mining policy, and promotes the use and development of mineral resources

- General Coordination of Mines: entity under which the Ministry administers mining activities





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

Figure 4-1: Deposit Location Plan



590,000 mE
600,000 mE
610,000 mE
N
Road and Power Line
2,650,000 mN
2,640,000 mN
2,630,000 mN
2,620,000 mN
PEZ Trini
San Antonio Project Mining Concessions (46328 Has)
PEZ Triunfo Oeste Fracc. 1
El Triunfo Ampliacion
PEZ Cirio
Los Planes
Las Colinas
Aurora Target
PEZ Emily
PEZ Triunfo Este Fracc. 2
Triunfo Norte Target
Red. El Triunfo Uno Fraccion 2
Red. El Triunfo Uno Fraccion 1
PEZ Triunfo Oeste Fracc. 2
PEZ Cirio
PEZ Trini
PEZ Triunfo Este Fracc. 1
PEZ Trini Fraccion II
PEZ Trini Fraccion III
San Antonio Gold Trend
PEZ Cirio
El Triunfo Gold Trend
PEZ Trini
Valle Perdido
San Antonio Gold District
Baja California Sur



Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

Figure 4-2: Deposit Location Plan Showing Surface Features



LA PAZ 20 Km
LA VENTANA
PEDIMENT GOLD CORP.
Figure 7.1
N
LOS ANGELES
SAN JUAN DE LOS PLANES
PEZ LOTE BNDY.
EJIDO SAN LUIS
PROFR. LUPE RANCH
EJIDO SAN ANTONIO
LOS PLANES RESOURCE
LAS COLINAS RESOURCE
TRIUNFO NORTE TARGET
EJIDO EL TRIUNFO
EL TRIUNFO
SAN ANTONIO
EJIDO EL ROSARIO
PAREDONES AMARILLOS MINE
VISTA GOLD 1.2 M OZS
EXPLANATION
Quaternary Alluvium
KsGr Cretaceous Granite / Gnd
KQd KQd Cretaceous
JKGa Jurassic-Cretaceous Gabbro, Diorite
Jurassic Gneiss / Schist
0
2500
5000
7500
19 of 98



Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

- General Bureau of Mines: responsible for management and control of concessions, allotments, and national mining reserves

- Public Registry of Mining: records concessions, allotments, agreements, arrangements and administrative actions that may affect mining rights

- Mexican Geological Service: responsible for identifying and quantifying potential mineral resources, inventorying national mineral deposits and furnishing public geological-mineral information, promoting research, identifying and promoting infrastructure works which foster the development of new mining districts, advising the Ministry regarding concessions and zones to be incorporated into or removed from national mineral reserves, and assisting the Ministry of Economy in bids for land concessions with cancelled allotments and removed land from mineral reserves

- Commission of Appraisal of National Property: may become involved in mineral concessions when the owner of a concession requests the expropriation, temporary occupation, or creation of easements on certain land necessary to carry out work. The Commission determines the value of the land in order to quantify the indemnification to be provided to the landowner

- Mining Promotion Trust: established to support minerals exploration, extraction, processing and marketing, by providing technical advice and financial support to existing and new companies

- National Institute of Statistics, Geography and Information: compiles, processes, submits and distributes statistical and geographical information.

Mining concessions may only be granted to Mexican nationals and companies, ejidos, agrarian communities and communes, and Indian communities. Foreign companies can hold mining concessions through Mexican-domiciled companies.

Mining concessions are granted over "free land". Free land means any land within the Mexican Nation, except for the following:

- Land covered by existing or pending mining concessions and allotments

- Zones incorporated into mineral reserves

- Land covered by mining concessions granted through a bidding process, or alternatively, land covered by mining lots from which no concessions would be granted due to the cancellation of the bidding process.

There is no difference in Mexico between an exploration concession and a mining concession. All concessions run for a term of 50 years, with the term commencing on





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

the date recorded in the Registry maintained by the Public Registry of Mining. A second 50-year term can be granted if the applicant has abided by all appropriate regulations, and makes the application within five years prior to the expiration date.

Mining concession boundaries in Mexico are defined by referencing position relative to a legally-surveyed principal post. To stake a concession, a principal monument must be erected, painted and photographed by a registered mining expert and then applied to be registered before the relevant mining district office. Once accepted, an official surveyor must be contracted to provide a survey to locate the concession whereby the official survey is reviewed and taken into consideration. Once the relevant mining district office prepares a proposal of the mining concession title, such draft is sent to the General Mining Direction (Dirección General de Minas) and upon its issuance, the concession title is registered before the Public Registry of Mining (Registro Público de Minería).

Mining concessions confer rights with respect to all mineral substances as listed in the Registry document. The holder must commence exploration or exploitation within 90 days of the Registry date.

Mining concessions give the holder the right to mine within the concession boundary, sell the mining product, dispose of waste material generated by mining activities within the lease boundary, and have access easements. Concessions can be transferred between companies, and can be consolidated.

The main obligations which arise from a mining concession, and which must be kept current to avoid its cancellation, are performance of assessment work, payment of mining taxes (technically called "duties") and compliance with environmental laws.

The Regulations establish minimum amounts that must be spent; minimum expenditures may be substituted for sales of minerals from the mine for an equivalent amount. A report must be filed in May of each year that details the work undertaken during the previous calendar year.

Mining duties must be paid in advance in January and July of each year, and are determined on an annual basis under the Mexican Federal Rights Law. Duties are based on the surface area of the concession, and the number of years that have elapsed since the mining concession was issued.

Concessions are maintained on an annual basis by payment of appropriate fees, as determined by the Ministry of Economy each year. Holders must also supply the relevant Governmental department with reports on activities, including annual checking reports that are due May of each year.





4.2.2   Surface Rights Title

While a mining concession gives its holder the right to carry out mining work in the area covered by the concession and take ownership of any minerals found, it does not automatically grant any surface access rights. Such rights must be negotiated separately with the owner of the surface land. If no agreement can be reached with the surface owner (typically for the purchase or lease of the surface land), the Mining Law grants the concessionaire the right to apply to the General Mining Bureau for the expropriation or temporary occupation of the land, which will be granted to the extent that the land is indispensable for the development of the mining project. Compensation is set through an appraisal carried out by the federal government's National Goods' Appraisal Commission.

Consideration, payable on a one-time basis for expropriation and on a yearly basis for temporary occupation, is set based on an appraisal of the affected land. Typically, a verbal authorization with no consideration is granted for prospecting and sample gathering. A simple letter agreement or contract will be used for drilling, trenching, basic road building and similar more advanced exploration activities, with a small monetary consideration and/or the obligation to fix a road or fence, build an earth dam, paint the local town church or school, etc. Building and operating a mine requires a more formal agreement.

The existence in Mexico of a communal form of agrarian land ownership called "*ejidos*" and "*comunidades agrarias*" can present special problems for surface land use. *Ejidos* are communal farms where individuals have surface rights to specific plots of land, but most land-use decisions must be made by the members of the *ejido* as a whole. *Ejidos* and *comunidades* represent close to one-half of the Mexican territory.

4.2.3   Environmental Regulations

The Mexican Federal Governmental department responsible for environmental matters is the Secretary of the Environment, Natural Resources and Fisheries (Semarnat), which has four sub-departments:

- National Institute of Ecology (INE): responsible for planning, research and development, conservation of national protection areas and promulgation of environmental standards and regulations.

- Federal Prosecutor for the Protection of the Environment (Profepa): responsible for enforcement, public participation and environmental education.

- National Water Commission (CAN): responsible for assessing fees related to waste water discharges.





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

- Federal delegation or state agencies of Semarnat, known as COEDE.

Mexico's environmental protection system is based on the General Law of Ecological Equilibrium and the Protection of the Environment (LGEEPA). Under LGEEPA, numerous regulations and standards for environmental impact assessment, air and water pollution, solid and hazardous waste management and noise have been issued.

Environmental laws require the filing and approval of an environmental impact statement for all exploitation work, and for exploration work that does not fall within the threshold of a standard issued by the Federal Government for mining exploration. Environmental permitting for exploitation, absent any strong local opposition to the project, can be usually achieved in less than one year.

4.2.4   Taxation and Royalties

Mexico has been a party to the North American Free Trade Agreement (NAFTA) since 1994 and thus has a tax and trade regime comparable to the USA and Canada. It operates under western-style legal and accounting systems, with a contemporary taxation system and no mining royalties.

4.3   Project Mineral Tenure

4.3.1   Tenure History

On 20 September, 2004, Skinny Technologies Inc. changed its name to Pediment Exploration Ltd., and changed the focus of the company to mineral exploration.

The Cirio and Emily mineral concessions located in Baja California Sur area east of La Paz were the first acquired in the area by Compañía Minera Pitalla SA de CV (Pitalla) in 2003. The Cirio concession, which covers the Planes and Colinas deposits, was acquired by uncontested denouncement of open lands in 2003, while the Emily concession, also staked in 2003, covers a total of 3,308.18 ha. In 2007 the large Trini concession and its fractions were all acquired by denouncement bringing, which brought the concessions held by Pitalla to combined total of 37,813.15 ha.

Pediment Gold issued 5,400,000 shares on October 6, 2005 to acquire all the outstanding shares of El Dragon Minerals LLC, a private Mexican company that owned all the outstanding shares of Pitalla. Approximately 2.8 million of these shares were subject to a three-year "value escrow" agreement.





In addition, Pediment Gold could issue an additional 2.5 million bonus shares to the original shareholders of El Dragon prior to December 31, 2011, if more than 1 Moz gold or gold-equivalent were discovered on three or fewer Pitalla projects, with at least 500,000 ounces on a single project. On December 4, 2008, Pediment Gold issued the 2,500,000 common shares, valued at US$0.47 each, for a total value of US$1,175,000, which has been allocated to the acquisition cost of the San Antonio project.

Five concession fractions were obtained by Pediment Gold from Cortez Resources S. de R.L. de C.V., a Mexican company, by purchase on March 17, 2008, at a cost of $11,250.00 Canadian. These five concessions are the Triunfo Este Fracc. I, II and III, Triunfo Oeste Fracc. I and II which have a combined area of 1,789.36 ha.

The El Triunfo concession group, held by the federal government as part of the National Zone of Mineral Reserve for more than 40 years, was acquired by Pitalla on July 3, 2008 through a competitive bid process. Total cost paid to the Mexican Federal Government for the concession group was 12,615,000 pesos ($1,216,232.00 US) as a lump sum purchase price. Two sub-groups of concessions are included in the package. One is the Triunfo contiguous group of three concessions composed of the El Triunfo Ampliación, the Reducción El Triunfo Uno Fracc. Uno, and the Reducción El Triunfo Uno Fracc. Dos that have a combined area of 5,251.57 ha. The second sub-group is the Valle Perdido concession of 1,473.8423 ha that is located south of the main sub-group.

On February 25, 2009, Pediment Gold changed its name from Pediment Exploration Ltd. to Pediment Gold Corp.

4.3.2   Mineral Tenure

The mineral concessions comprising the Project were acquired in four stages (refer to Section 4.3). The 15 concessions have a total area of 46,328 ha (Table 4-1 and Figure 4-3).





Table 4-1:   Mineral Tenure Summary Table

Concession	Title No.	Title Holder	Surface (has)	Validity From	To*	Comments
Cirio	221072	Compañía Minera Pitalla, S.A. de C.V.	2,789.9356	19-Nov-2003	18-Nov-2053	Initial concessions staked by Pediment Gold/Pitalla
Emily	221074	Compañía Minera Pitalla, S.A. de C.V.	518.2835	19-Nov-2003	18-Nov-2053	Initial concessions staked by Pediment Gold/Pitalla
Trini Fracción I	229908	Compañía Minera Pitalla, S.A. de C.V.	34,450.4779	28-Jun-2007	27-Jun-2057	Following concession staked by Pediment Gold/Pitalla and divided in 4 fractions
Trini Fracción II	229909	Compañía Minera Pitalla, S.A. de C.V.	41.2559	28-Jun-2007	27-Jun-2057	Following concession staked by Pediment Gold/Pitalla and divided in 4 fractions
Trini Fracción III	229910	Compañía Minera Pitalla, S.A. de C.V.	5.6798	28-Jun-2007	27-Jun-2057	Following concession staked by Pediment Gold/Pitalla and divided in 4 fractions
Trini Fracción IV	229911	Compañía Minera Pitalla, S.A. de C.V.	7.5124	28-Jun-2007	27-Jun-2057	Following concession staked by Pediment Gold/Pitalla and divided in 4 fractions
Triunfo Este Fracc .I	227890	Compañía Minera Pitalla, S.A. de C.V.	495.3662	8-Sep-2006	7-Sep-2056	One of five concessions purchased from Cortez Resources.
Triunfo Este Fracc. II	227891	Compañía Minera Pitalla, S.A. de C.V.	350.0000	8-Sep-2006	7-Sep-2056	One of five concessions purchased from Cortez Resources.
Triunfo Este Fracc. III	227892	Compañía Minera Pitalla, S.A. de C.V.	0.3023	8-Sep-2006	7-Sep-2056	One of five concessions purchased from Cortez Resources.
Triunfo Oeste Fracc. I	227893	Compañía Minera Pitalla, S.A. de C.V.	848.6946	8-Sep-2006	7-Sep-2056	One of five concessions purchased from Cortez Resources.
Triunfo Oeste Fracc.II	227894	Compañía Minera Pitalla, S.A. de C.V.	95.0000	8-Sep-2006	7-Sep-2056	One of five concessions purchased from Cortez Resources.
El Triunfo Ampliación	233086	Compañía Minera Pitalla, S.A. de C.V.	3,140.0077	9-Dec-2008	8-Dec-2058	One of four concessions purchased from the Mexican Geological Survey
Reducción El Triunfo Fracción 1	233087	Compañía Minera Pitalla, S.A. de C.V.	1,974.6653	9-Dec-2008	8-Dec-2058	One of four concessions purchased from the Mexican Geological Survey
Reducción El Triunfo Fracción 2	233088	Compañía Minera Pitalla, S.A. de C.V.	136.9238	9-Dec-2008	8-Dec-2058	One of four concessions purchased from the Mexican Geological Survey
Reducción Valle Perdido	233089	Compañía Minera Pitalla, S.A. de C.V.	1,473.8423	9-Dec-2009	8-Dec-2059	One of four concessions purchased from the Mexican Geological Survey
Totals			**46,327.9473**			



Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

Figure 4-3:   Mineral Tenure Map





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

A number of third-parties hold contiguous tenure in the Project area. An excised area, El Wincho, held by a third-party, occurs within the Trini concession Fracc. 1 (indicated in white on Figure 4-1). An overlap in tenure may exist in the Triunfo area, where a third-party concession, Las Misiones Fracc. II (T. 218018), may overlap with a Pediment Gold concession. The potential for overlap will be verified by survey.

All concessions were granted for a duration of 50 years. The concessions are held in the name of Compañía Minera Pitalla SA de CV, which is a wholly-owned indirect subsidiary of Pediment Gold.

As per Mexican requirements for grant of tenure, the concessions comprising the Project have been surveyed on the ground by a licensed surveyor. AMEC received legal opinion to state that duty payments for the concessions have been made, as required. These typically increase by year, based on a scale determined by the Mexican Government.

Annual exploration reports (Reporte de Comprobación de Obras) are required to be lodged with the Mexican Government, detailing the work performed and costs associated with the exploration programs to ensure minimum exploration commitments are met. AMEC received legal opinion to state that such reports have been lodged as required.

4.4   Surface Rights

Pediment Gold has purchased 260 ha of surface rights in the Project area. These cover the proposed immediate pit areas for Las Colinas and Los Planes, but additional rights will be required to accommodate waste and process facilities.

4.4.1   Ejidos

Surface access agreements with the Procuraduria Agraria office in Sonora, (paid on an annual basis to the local ejidos) allow for either "low impact" exploration i.e. prospecting, soil and rock sampling and hand trenching, or "transition", i.e. road building, mechanical trenching, drilling, with higher cash payments.

There are two ejidos that pertain to Project activities: the San Antonio ejido and the San Luis ejido. The San Antonio ejido is a very old farm holding dating from 1919 and comprising 10,846 ha. San Luis comprises about 1,000 ha of surface rights in the exploration area and is owned mainly by one family group. The San Luis ejido has more extensive irrigation farmed areas southeast of Los Planes pueblo.





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

There are no work commitments and all types of exploration are permitted except mining. Exploration companies are encouraged to use ejido workers whenever possible. Pediment Gold have endeavoured to hire all local staff from the ejidos and have consulted with the local village councils on all aspects of exploration; jobs are relatively high paying for the local communities and are thus sought after.

4.4.2   Access and Compensation Agreements

San Antonio Ejido Land Occupation Agreement

San Antonio ejido has granted to Pitalla, for a term of 30 years in a Land Occupation Agreement dated November 22, 2009:

- Prospecting rights to 8,000 ha of land-in-common-use of the San Antonio ejido, on receipt of a one-time payment of $200,000 Mexican pesos

- Occupation rights to 200 ha of land-in-common-use of the San Antonio ejido for exploration and exploitation activities, on payment of an annual exploration fee per hectare of $3,000 Mexican pesos for exploration activities and $10,000 Mexican pesos for exploitation activities (adjusted annually by 5%).

Under the terms of the Land Occupation Agreement, the San Antonio ejido has also granted to Pitalla its authorization to obtain all environmental permitting required by applicable laws to carry out exploration and exploitation activities on the San Antonio Project. The Land Occupation Agreement was subsequently approved by a meeting of the San Antonio ejido.

The Land Occupation Agreement and Approval have been filed for certification with the National Agrarian Registry (NAR); at the effective date of this Report, the registration was still pending.

San Antonio Ejido Land Assignment Agreement

A Land Assignment Agreement has been completed with the San Antonio ejido, whereby ownership (parcela) rights to 260 ha of land-in-common-use of the San Antonio ejido is transferred to Pitalla's nominee, Jorge Diaz Avalos, on payment by Pitalla of:

- $6,500,000 Mexican pesos

- The remediation of 50 hectares of ejido land





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

- The construction of a greenhouse structure of about 30 m x 8 m, which is intended to act as a test project to attempt to grow commercial feed for cattle using hydroponics

- Payment of 85% of the costs of electrification of the Aguajito and Texcalama towns (as quoted by the Federal Utilities Commission)

- Preferential rights on employment vacancies.

Pitalla agreed to transfer back to the San Antonio ejido the 260 ha of agreement lands, upon abandonment or cancellation of the San Antonio Project mineral tenure concessions. The lands cover covering the Los Planes and Las Colinas deposits and surrounding area.

An additional clause to the Land Assignment Agreement confirmed that should the land transfer not happen due to internal ejido issues, then Pitalla would be entitled to the occupation rights in and to the 260 ha specified in the Land Assignment Agreement, for a term of 30 years, for the purposes of mining exploration and exploitation. In this instance, no additional payments would be required to be made to the ejido apart from compensation as noted in the bulleted list above.

The Land Assignment Agreement was formally approved by the ejido.

The Land Assignment Agreement and Approval have been filed for certification with the NAR; at the effective date of this Report, the registration was still pending.

There is a further agreement between Jorge Diaz Avalos and Pitalla, whereby, on payment of $100,000 Mexican Pesos, the 260 ha specified in the Land Assignment Agreement will be transferred from Jorge Diaz Avalos to Pitalla. This agreement is contingent upon ratification by NAR of the Land Assignment Agreement and Approval.

San Antonio Ejido Assignment of Dumps Agreement

The San Antonio ejido concluded an agreement with Pitalla on December 9, 2009, under which Pitalla has assigned to the ejido all Pitalla's rights to dump materials that fall within Pediment Gold-owned concessions, and are within San Antonio ejido land. The dumps are related to previous mining activity. The San Antonio ejido will bear all environmental responsibilities inherent to the removal or disposition of the dumps.

A portion of the material, hosted within the El Triunfo–Valle Perdido mining concessions (refer to Section 2.9), is subject to royalty provisions to the Mexican Geological Survey (MGS). Pitalla will remain responsible for payment of royalties on





this material to the MGS, as non-payment of the royalty will result in concession cancellation.

Aguajito and Texcalama Residents Compensation Agreement

A compensation agreement, signed December 8, 2009, was entered into by Pitalla and certain residents of Aguajito and Texcalama, La Paz, B.C.S. Under the agreement, Pitalla indemnifies the Aguajito and Texcalama residents for land impact resulting from mining exploration and exploitation activities in Aguajito and Texcalama, as follows:

- $36,000 Mexican Pesos per month, for a term of 30 years

- The remediation of 50 ha of ejido land

- 85% of costs of electrification of the Aguajito and Texcalama towns (as quoted by the Federal Utilities Commission)

- Preferential rights on employment vacancies.

4.4.3   Water Rights

Water usage is controlled by the government agency, Conagua, for allocation and management of water rights. The San Antonio basin is subscribed for about 12 million cubic meters of water per year.

Pitalla and San Vicente de los Planes ejido entered into a water access agreement on October 31, 2009; whereby the ejido transferred to Pitalla all rights and obligations to 128,000 m^3 of water per year attached to water rights concession number 01BCS102404/06IMGR97, on payment of $1,920,000 Mexican Pesos. The transfer of the water rights was formally approved by the ejido.

The San Vicente Water Rights Assignment and the San Vicente Water Rights Assignment Approval are required to be filed and approved for registration by Conagua; the application for registration still has to be filed with Conagua at the effective date of this Report.

On December 2, 2009, Pitalla and members of the Mendoza family entered into an agreement for water rights, whereby the Mendoza family transferred and assigned to Pitalla all rights and obligations to 31,000 m^3 of water per year that were attached to water rights concession number 01BCS104411/06IMGE99, on payment of $465,000 Mexican Pesos. The agreement is required to be filed and approved for registration by Conagua; the application for registration still has to be filed with Conagua at the effective date of this Report.





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

4.5 Royalties

The Mexican government retains a sliding scale (variable) 1–3% net smelter production royalty on the four claims of the El Triunfo concession group. The sliding scale is based on fluctuations in gold price.

No other royalties apply to any other concession, including the concessions within which the deposits are located.

4.6 Permits

4.6.1 Exploration

Pediment Gold has informed AMEC that work completed to date, which are exploration-level activities, have been performed in accordance with Mexican regulatory requirements.

4.6.2 Project Development

A number of additional permits would be required for Project development. Key permits are included in Table 4-2 and Table 4-3.

4.7 Environmental

Pediment Gold has informed AMEC that current project environmental liabilities are restricted to exploration site activities and access roads constructed to service exploration programs.

4.7.1 Artisanal Production

San Antonio and the nearby village of El Triunfo, while now farming communities, were important gold- and silver-producing centers respectively, over the last two centuries and in the past 20 years were again mine-exploration focused. There is a strong community interest in the benefits of resuming mining activity. Numerous residents of these two communities continue to be active with small-scale *gambusino* (artisanal) production with limited leaching of gold performed on ore that is taken back to the pueblo area.





Table 4-2:   Permits Required for The Development Of Mining Exploration Activities

Permit / Authorization	Competent Authority	Governmental fees (rights)	Term of issuance	Object of the Authorization
Environmental Impact Authorization	SEMARNAT	Environmental impact authorization could be, from $23,343.00 MXNP up to $70,031.00 MXNP. The amount of rights will depend on the complexity of the project.	60 business days, this could be extended for another 60 business days if the project is complex.	Construction and development of works and activities regarding exploration of minerals in matters of environmental impact. Pursuant to LGEEPA, a Preventive Notice ("*Informe preventivo*") instead of an Environmental Impact Statement ("*Manifestación de Impacto Ambiental*") will be required for activities which are regulated on matters of environmental impact by a Mexican official standard. Mexican Official Standard NOM-120-SEMARNAT-1997, establishes the environmental protection requirements for direct mining exploration activities developed in areas with dry and mild climates in which xerofilo shrubs, tropical deciduous forests or conifers or oak woods is developed ("*matorral xerofil, bosques de coníferas o encinos*").Therefore, if the project is located in areas with these environmental characteristics, the environmental impact evaluation process will be simpler.
Forestry Land Use Change Authorization	SEMARNAT	The amount of rights could be from $810.00 MXNP up to $7,231.00 MXNP. The amount of fees shall depend on the total surface area of forestry vegetation to be removed.	75 business days	Authorizes the removal of forestry vegetation or vegetation native to arid or semi arid regions, if applicable for the exploration activities of the project.
Concession for the Use of National Waters	CNA	The amount of rights is $2,745.00 MXNP.	60 business days	According to the Mining Law, the holder of the mining concession is allowed to use groundwater resulting from the working of the mine for its operations. However, if additional volume of water is required or water is used for different purposes from watering of the mine or benefit of minerals, must obtain this concession.
Concession for the Occupation of National Assets	CNA	The amount of rights is $1,163.00 MXNP.	60 business days	Occupation of national assets, such as river beds, surface areas occupied by lakes and water deposits, among others, with hydraulic or other works, require this concession.
Wastewater discharge permit	CNA	The amount of rights is $3,759.00 MXNP.	60 business days	Wastewater discharges into national bodies of water or onto the soil for its use in irrigation.
Hazardous Waste Register	SEMARNAT	N/A	N/A	Concession holder which generates hazardous wastes from mining and metallurgical industries from the mining and treatment of minerals must be registered before SEMARNAT.
Land Use License	Municipality of Chilpancingo	The amount of rights will be determined by the municipality of Chilpancingo, pursuant the type of activity and the project localization.	2 business days after a site visit.	The project activities must be compatible with the provisions and land use set forth in the applicable urban development program.
Permit for the use of explosives	SEDENA	The amount of rights is $10,084.00 MXNP	25 business days	The use of explosives for industrial and mining activities requires a specific permit.

Note: SEMARNAT – Ministry of Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales); SE – Ministry of Energy (Secretaría de Energía); CNA – National Water Commission (Comisión Nacional del Agua); SEDENA – Ministry of National Defense (Secretaría de la Defensa Nacional)





Table 4-3: **Permits Required for The Development Of Mining Exploration Activities**

Permit / Authorization	Competent Authority	Governmental Fees (rights)	Term of issuance	Object of the Authorization
Construction				
Environmental Impact and Risk Authorization	SEMARNAT	The amount of rights could be for the environmental impact authorization, from $23,343.00 MXNP up to $70,031.00 MXNP. The amount of rights will depend on the complexity of the project. Risk authorization rights could be from 854.00 MXNP up to $2,653.00 MXNP, depending on the risk involved in the project.	60 business days, this could be extended for other 60 business days if the project is complex.	The construction and operation of facilities dedicated to the exploitation and processing of minerals are regulated in matters of environmental impact, in order to prevent an ecological damage. Additionally, if mining activities involve the use of hazardous substances, such as cyanide, the activities can be considered "highly risky". Therefore, besides the environmental impact evaluation process an environmental risk assessment is required.
Forestry Land Use Change Authorization	SEMARNAT	The amount of rights could be from $810.00 MXNP up to $7,231.00 MXNP. The amount of fees will depend on the total surface area of forestry vegetation to be removed.	75 business days	Authorizes the removal of forestry vegetation or vegetation native to arid or semi arid regions, if required by the exploitation and processing activities of the project, such as the construction of tailings damns or benefit plant.
Concession for the Use of National Waters	CNA	The amount of rights is $2,745.00 MXNP.	60 business days	According to the Mining Law, holders of mining concessions are allowed to use groundwater resulting from the working of the mine for its operations. However, if additional volume of water is required or water is used for different purposes than mining or processing of minerals, a water concession must be obtained.
Permit for the construction of hydraulic works	CNA	The amount of rights is $3,552.00 MXNP.	60 business days	Construction of works on or affecting national bodies of water, river beds, lakes and water deposits, among others, require a special construction permit.
Hazardous Waste Register	SEMARNAT	N/A	N/A	All those who generate hazardous wastes from the mining and metallurgical industries must be registered before SEMARNAT.
Land Use License	Municipal Authority	The amount of rights will be determined by the municipality of Chilpancingo, pursuant the type of activity and its localization.	2 business days after a site visit.	The project activities must be compatible with the provisions and land use set forth in the applicable urban development program.
Operation				
Accident Prevention Program ("APP")	SEMARNAT	The amount of rights is $1,847 MXNP.	Three months	For the commencement of exploitation or processing of minerals considered as "highly risky", the concession holder must obtain the approval of the APP.
Comprehensive Environmental License	SEMARNAT	The amount of rights is $1,870.00 MXNP.	70 business days	Mining facilities which are considered stationary sources of air emissions under federal jurisdiction are obligated to obtain this license.
Concession for the Occupation of National Assets	CNA	The amount of rights is $1,163.00 MXNP.	60 business days	Occupation of national assets, such as river beds, surface areas occupied by lakes and water deposits, among others, with hydraulic works, require this concession.
Wastewater Discharge Permit	CNA	The amount of rights is $3,759.00 MXNP.	60 business days	Wastewater discharges into national bodies of water or onto the soil for its use in irrigation require a permit.
Permit for the use of explosives	SEDENA	The amount of rights is $10,084.00 MXNP.	25 business days	The use of explosives for industrial and mining activities requires a specific permit.

Note: SEMARNAT – Ministry of Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales); SE – Ministry of Energy (Secretaría de Energía); CNA – National Water Commission (Comisión Nacional del Agua); SEDENA – Ministry of National Defense (Secretaría de la Defensa Nacional).





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

4.7.2 Exploration Activities

At the current stage of the Project, which is at a drill-testing point of evaluation, routine permits are required prior to drilling. The maximum disturbed areas permitted per drill hole are 720 m^2 for a core hole and 768 m^2 for an RC hole. The allowance for road disturbances under the permits is 7% of the area to be drill tested under the granted permit. Pediment Gold has confirmed to AMEC that the exploration programs to date were performed in accordance with the applicable Mexican Official Standards (*Normas Oficiales Mexicanas*) under NOM-120.

AMEC notes that a Profepa visit was requested by Pediment Gold for the Project, and conducted in January 2009 to check the status of the Project. The review indicated several areas were close to maximum disturbance in areas having 25 m drill spacing, but the Project passed the review as being in compliance. All future drilling in the area will be planned to ensure Pediment Gold does not exceed the limits of disturbance as allowed by NOM-120.

In early 2010 the site was re-inspected by Profepa with no compliance issues noted.

4.7.3 Baseline Studies

Environmental baseline studies were begun for the project in 2008 but were suspended prior to completion. Pediment Gold has recommenced the baseline studies required as part of the permitting process to obtain a MIA (Manifesto Impacto Ambiental) for the Project, with third-party consultants retained to perform hydrological and socio economic studies. A flora and fauna study which was largely completed in 2008 was re-initiated in July 2010 to include a larger footprint including the locations of the proposed Project facilities and the planned highway relocation.

4.7.4 Acid-Base Accounting

Very preliminary assessment of the mineralization and hosts rocks indicates that there is low sulfide content. Low sulfide content deposits are usually not a significant environmental issue. An analysis of acid production and neutralization potential has not yet been done to estimate potential for acid rock drainage from the Project, but is planned for 2010–2011.

4.7.5 Environmental Permits Required for Future Development

Federal permits that are likely to be required for Project development include the Preventative Notice (Informe Preventivo, or IP), the Environmental Impact Assessment (Manifestación de Impacto Ambiental, or MIA), the Risk Study (Estudio de Riesgo, or





ER), and the Permit for Change of Land Use in Forested Area issued by the State Delegations of SEMARNAT.

State authorities may be involved through the State Delegations of SEMARNAT, which assist in the execution of federal requirements: both in the context of SEMARNAT's review of the IP, as well as in the review of the Permit for Change of Land Use in Forested Area; however, authorizations are issued by the Federal Government.

Local authorities are involved in the permitting process in the issuance of Land Use, Construction and Municipal Solid Waste Generator permits, which are granted at the municipal level.

A *Licencia Ambiental Unica (LAU)* must be granted for Project development by SEMARNAT. The LAU incorporates evaluation, approval and monitoring of all environmental obligations of industrial facilities under federal jurisdiction; these cover all procedures for environmental impact and risk, emissions to the atmosphere and the generation and handling of hazardous wastes administered by the General Office of Integrated Pollutant Management of SEMARNAT as well as water services.

As part of this license, the following documents would need to be submitted for approval:

- MIA (Environmental Impact Analysis). Should include a comprehensive review of the significant and potential environmental impacts associated with all phases of the project, from construction through operation phases, based on scientific and technical baseline studies. The MIA should also describe the measures for avoiding/mitigating these environmental impacts

- ER (Risk Analysis). A detailed review covering the potential risks posed by the construction of the mining project, and is required of all projects involving activities or substances designated as hazardous in LGEEPA. Should include at a minimum consideration of probability of occurrence of accidents involving explosions, fire or spills of pollutants, the area likely to be affected, the impact of the event, and any mitigation plan

- ETJ (Change of Land Use in Forested Areas). Is complementary to the MIA, and must be filed with it. The ETJ must be prepared by a forest engineer registered in the National Forest Inventory. SEMARNAT requires proof of land ownership or right to perform a forest land use change

- PPA (Accident Prevention Program). a specialized plan based on the results of the ER that includes organizational, human and material resources, plans, procedures, and planning and preventative measures involving emergencies with pollutants to protect workers, surrounding communities, the environment and





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

natural resources. The plan must be approved by SEMARNAT, the Secretariat of Energy, the Secretariat of Economy, and the Secretariat of the Interior.

Other federal, state and municipal authorizations would also need to be obtained, and at a minimum would include:

- Explosive use permit (Secretaría de la Defensa Nacional)

- Water use permit (Comisión Nacional del Agua)

- Archaeological land 'liberation', based on authorization by the Instituto Nacional de Antropología e Historia

- Notice to the state and municipal authorities (i.e., local construction permits, land use change, etc.).

4.7.6   Remediation and Closure

The remediation and closure plan developed for the Project is preliminary and subject to change. Total closure costs are estimated at $4.6 million, assuming a heap-leach operation.

4.8   Socio-Economics

Local community leaders and residents in both the San Antonio and Los Planes areas appear to be in favour of the mine development.

Employment prospects in the neighbouring communities rely on relatively low-paying agriculture and ranching jobs, and many people have moved to the larger city of La Paz to make a living. The larger, more populated, communities of La Paz and Todos Santos are on the Pacific side of the Baja peninsula whereas the Project and communities near the Project are on the much less developed Gulf of California side.

Regionally, AMEC notes that there is significant opposition from a well-organized group from the population centers of Todos Santos and La Paz to the Paredones Amarillos project which is located approximately 30 km from the San Antonio Project. This opposition appears to stem mainly from fears of water pollution caused by the liberation of arsenic and use of cyanide, since the Paredones Amarillos project is located in a basin which drains waters to the Pacific and in the headwaters of drainages that flow near Todos Santos.

AMEC comments that water pollution issues related to Paredones Amarillos are unlikely to be relevant to San Antonio, because the San Antonio Project is located on





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

the other side of the drainage divide with waters draining north into the Gulf of California, outside of major population centers.

4.9   Comment on Section 4

In the opinion of the AMEC QPs, the following conclusions are appropriate:

- Information from legal experts support that the mining tenure held is valid and is sufficient to support declaration of Mineral Resources

- The mineral concessions have been surveyed in accordance with relevant Mexican regulations

- Annual claim-holding fees have been paid to the relevant regulatory authority

- Pediment Gold has purchased 260 ha of surface rights in the Project area. These cover the proposed immediate pit areas on the Las Colinas and Los Planes deposits, but additional rights will be required to accommodate waste and tailings facilities

- Surface agreements have been entered into with the San Antonio ejido; these agreements allow "low impact" and "transition" exploration with appropriate compensation payments

- Water rights agreements have been entered into, but additional rights will be required to provide the full water amounts required for process and potable use

- Exploration activities are conducted within the regulatory framework required by the Mexican Government. Pediment Gold requested a visit by Profepa during 2009–2010 to determine whether the exploration had stayed within acceptable affectation limits as stated in the NORMA-120 regulations. The review by Profepa was favourable

- Additional permits will be required for Project development

- At the effective date of this Report, environmental liabilities are restricted to exploration sites and access roads constructed to service exploration programs

- Based on the permits and the current state of environmental knowledge for the Project, Mineral Resources can be declared.



5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Accessibility

The Project is within the San Antonio–Triunfo mining district located about 40 km southeast of La Paz (area pop. 200,000), the principal sea port and the capital city of the state of Baja California Sur, Mexico. The closest towns are San Antonio, 8 km west of the Project, Triunfo, 10 km northwest of the Project, and Los Planes, 15 km east of the Project. Travel time from San Antonio is about 10 minutes.

A two-lane paved highway passes through the Project. Access within the Project area is provided by good gravel and dirt roads.

La Paz is served by the Manuel Márquez de León International Airport that has flights to the most important cities of Mexico such as Mexico City, Guadalajara, and Monterrey, and has direct flights to Los Angeles in the United States.

5.2 Climate

The climate is normally arid and hot, with an average temperature of 23ºC, and average lows of 12ºC and highs of 35ºC. The warmest months are typically July–September, and can be humid; winters, occurring from about December to February, are typically much cooler, and dry.

Annual precipitation averages 175 mm, much of it associated with the hurricane systems that are most likely to occur during August and September.

It is expected that any future mining operations will be able to be conducted year-round. Minor interruptions may occur to activities if hurricane conditions develop.

5.3 Local Resources and Infrastructure

The closest town is San Antonio, a former mining hub.

5.3.1 Existing Infrastructure

There is no existing Project infrastructure. Exploration crews stay in San Antonio and travel to site as required. Cell coverage in the area is available. Roads and a powerline pass directly through the Project area (refer to Figure 4-1).





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

5.3.2   Planned Infrastructure

Access

A paved highway passes through the Project, and intersects a portion of the area planned for the Las Planes open pit. As a result, the highway will need to be rerouted around the proposed area for mining activities. AMEC has estimated about 1.6 km would be left in place for mine access, with another 1.6 km removed. The highway would ultimately be relocated along a 4 km corridor that would also contain the power line and fiber optic cable. Approximately $10.6 M is required to relocate these facilities.

Existing national and provincial roads are planned to be used during construction and operation. These roads will require minimum improvements to accommodate transport of special oversized or heavy parts during the construction stage. Reliance on existing site access routes means that limited site improvements will be required for mine development. The site plan calls for ancillary facilities, including maintenance and warehouse structures, administrative offices, and an assay and metallurgical laboratory, to be located near the proposed site entrance.

Port

The main regional sea port of La Paz is a principal supply point from mainland Mexico and international sources for the state of Baja California Sur. Minor historic shipping activity has taken place at the port of Ventana which is closer to the Project area; however, no current port facilities are available there to support mining activities. Current port infrastructure only supports fishing enterprises and provides for local beach access.

Buildings

AMEC has assumed that the San Antonio facilities are project owned. This ultimately provides flexibility in changing contractors during the project or moving to owner mining. Facilities will include site roads, the main office, the truck shop, the fuel bay, the warehouse, the wash bay, and powder magazines and explosive storage bins.

Personnel

Mexico has sufficient experienced and skilled professionals to run the proposed San Antonio operation. The mining centers of San Antonio and Triunfo have inhabitants who have previously been involved in mining, although the operations are primarily closed. AMEC is of the opinion that workforce for any future mining activity could be





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

sourced from the local area; however, the workforce would require dedicated training programs.

Communications

A fiber-optic cable currently passes through the Project, and intersects a portion of the area planned for the Las Planes open pit. About 3.2 km of fiber optic cable will need to be removed and then rebuilt around the Project site. The new cable will be sited down the proposed road corridor.

Phones will be installed in all buildings and facilities. Cellular telephone coverage will be available in the camp and mining areas.

An IP (internet protocol) telephone system will be used for off-site communications. The system includes a device for connecting to the public network, voice mail, and direct selection of extension number. The telephone switchboard will share installations with the data network, which will have power and air conditioning back-up support systems.

Hand-held and base-station radios will be provided for survey and ore control personnel, geologists, and ADR operators. The mine base station will tie in to a solar-powered transponder to allow radio communications with camp. Mobile equipment will also be provided with radios.

Power

Power for any mining operation would be available from an upgraded 34.5 kV line that crosses over the Project, originating from the Triunfo substation, which is located approximately 10 km northwest of the Project area. The current route of the powerline will require relocation, as it intersects a portion of the area planned for the Los Planes open pit. About 3.2 km of line will need to be moved to the proposed road corridor.

Although the substation has capacity, the existing 34.5 kV line will require upgrading to service the Project. CFE, the local power supplier, would assume any costs to upgrade the capacity of the El Triunfo substation. CFE provided an upgrade cost of 625,000 pesos per kilometre ($US50,000) to upgrade the line. In total, the cost of upgrading the line over the 13.2 km route is $660,000.

Water

The San Antonio Project is located within the Los Planes hydrologic basin that is bounded by the Gulf of California to the north, the Sierra La Salecita to the south, the





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

Sierra La Gata to the east and the Sierra La Trinchera to the west. The basin has an approximate area of 930 km². Water resources within this basin and Project area include creeks with intermittent flows during the year and a generally unconfined aquifer.

Groundwater has been detected in drill holes at the site as shallow as 30 m from surface. Wells in the area have been tested in the past by the National Water Commission responsible for managing Mexico's water resources (Conagua). Groundwater quality in the Los Planes basin has historically been degraded by agricultural runoff containing nitrate, naturally-occurring arsenic in the mineralized zones, and geothermal activity.

Water usage is controlled by Conagua, for allocation and management of water rights. AMEC notes that the Los Planes aquifer has been considered over-exploited since 1954, having been used heavily for agriculture purposes; approximately 11 million m³ is withdrawn per year. No additional water rights can be licensed and all groundwater users must have a water right. Pediment Gold has been told by the Commission National del Agua, the federal agency governing water rights; that water rights obtained from the Los Planes agricultural users lower in the basin can be transferred nearer to the site and that new wells can provide water needed for the Project.

Pediment Gold recently contracted Schlumberger Water Services (SWS) to commence a baseline delineation and characterization of the potential water resources available for development of the mine. At the end of July, 2010, SWS had met with Conagua officials, reviewed area well and mine shaft data, and conducted site surveys. A preliminary report confirmed that the basin where the Project is located has no new water rights and that those must be purchased from existing users. SWS also noted that the most likely sources of water needed for the Project will be groundwater wells that could be sited in the alluvium east of the Project. There could also be some potential contribution from surface runoff that can be captured and, later in the mine life, pit dewatering. The next phase of study will require the drilling of test wells to determine potential locations in the basin for production water wells.

Other potential water supply alternatives that may be reviewed during the course of Project development include the use of desalinated seawater and the construction of reservoirs to capture and use surface run-off during the rainy season.

Two arroyo diversions and one diversion berm are constructed to manage surface water flows through the project site. In total, 1.6 km of diversion berm are constructed to channel water around the Colinas pit and to channel water between the Planes waste rock facility (WRF) and the leach pad. About 225 m of diversion berm is





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

planned to be built adjacent to the proposed Colinas pit to divert surface water away from the pit.

A layout map for the proposed Project infrastructure is included as Figure 5-1.

5.4   Physiography, Flora and Fauna

The northern part of the Project is characterized by rounded hills rising from the pediment with elevations ranging from 200 m to 250 m above sea level (ASL). The southern part is more rugged with elevations from 400 m to 600 m ASL.

Vegetation consists of numerous varieties of thorny desert cacti, small shrubs and bushes, including manzanilla, mesquite, and palo verde.

The closest floral reserve is the Sierra La Laguna Biosphere Reserve. The Project is situated 19 km from the nearest border of the buffer zone of the reserve, and approximately 25 km from the nearest border of the core of the reserve. AMEC notes that a major highway and the village of San Antonio are located between the reserve and the Project, as is the semi-active La Testera mining/milling operation that is conducted by third-parties. The Project site and the reserve are also separated by a major divide, and so surface drainage in the Project area flows north–northeast towards the Gulf of California, the opposite direction from the waters draining into the reserve.

5.5   Comment on Section 5

In the opinion of the QPs, the existing and planned infrastructure, availability of staff, the existing power, water, and communications facilities, the methods whereby goods are transported to the mine, and any planned modifications or supporting studies are well-established, or the requirements to establish such, are well understood by Pediment Gold, and can support the declaration of Mineral Resources.

It is expected that any future mining operations will be able to be conducted year-round.

The area held under mineral tenure is sufficient to accommodate all planned infrastructure. Additional surface rights will need to be obtained to accommodate the planned waste rock and heap leaching facilities.





Figure 5-1: Proposed Project Infrastructure Layout Plan



SANANT–SAN LUIS EJIDO
PROF. LUPE RANCH
LOS PLANES EAST WASTE DUMP
STORM POND
LOS PLANES PIT
LOS PLANES WEST WASTE DUMP
EJIDO SAN ANTONIO
CULVERT CROSSING
NEW FENCE BOUNDARY
HEAP LEACH PAD
CRUSHER
10 M HIGH WATER DIVERSION BERM
DIVERSION CHANNEL
INTERMEDIATE PIT SHELL
DIVERSION CHANNEL
HIGHWAY AND POWER REALIGNMENT
PEDIMENT PROPERTY BOUNDARY
COLINAS PIT
COLINAS WASTE DUMP
MAIN OFFICE, TRUCK SHOP AREA
EXISTING FENCE BOUNDARY
GUARD HOUSE
POWDER MAGAZINE
amec
SAN ANTONIO
PRELIMINARY ECONOMIC ASSESSMENT
165080
SAN ANTONIO GOLD PROPERTY SITE PLAN
FIGURE –



6.0 HISTORY

6.1 Historic Production

Gold and silver mineralization was reportedly discovered in the Triunfo area around 1748, with limited small scale production occurring mainly in the Triunfo area and south of San Antonio.

A long period of inactivity followed until about 1862 when 25 mines were reported as working (CRM Baja California Sur Monograph, 2000). These mines produced steadily until 1895 when due to a large cyclone-hurricane, water problems and prices lead to a steady decline to 1915, after which the district was no longer active. Total production is estimated at over 3580 kg of gold (115,000 oz) and 661 tons of silver (21,250,000 oz Ag), plus lead and zinc.

Recent production occurred by Minera Tepmin from the Testera Mine south of San Antonio. Tepmin operated a flotation mill from about 1998–2000 at an intermittent production rate of about 50 tons per day.

6.2 Legacy Exploration Activities

The government geological branch, Consejo De Recursos Minerales (CRM), carried out work in the 1970s, consisting of mapping, trenching and limited magnetic and induced polarization (IP) surveys which covered portions of the Project.

A Canadian-based company, Viceroy Resource Corp., (Viceroy) began investigation of the San Antonio district which led to acquisition of Paredones Amarillos area, 20 km south of the Project, in about 1990. Echo Bay Exploration Inc. (Echo Bay) acquired the Paredones Amarillos area from Viceroy through joint venture (JV) and expanded concession holdings in the district to cover a large area outside the JV in the mid-1990s. This area included the Project area.

During the approximate period from 1993 to 1998 Echo Bay carried out detailed geological mapping, stream sediment, soil and rock chip sampling, trenching, ground electromagnetics, airborne radiometrics, magnetic and very-low frequency electromagnetic (VLFEM) surveys, RC and core drilling, a first-time mineral resource estimate in 1996, and metallurgical studies.

The radiometric survey is reported to have indicated a weakly anomalous potassium and K/Th ratio response associated with the Las Colinas mineralization within the Project (Brown, Reynolds, and Hauck, 1998). The Los Planes zone however was not






recognized due to sand and gravel cover although several Echo Bay drill holes were completed in the deposit area.

6.3   Pediment Gold Activities

Exploration work in the area by Pediment Gold staff commenced in 2005. Activities to 2010 included data review, rock chip and grab sampling of old trenches and workings, soil sampling, reconnaissance IP geophysical surveys, RC and core drilling, mineral resource estimation, and metallurgical testwork.

An initial evaluation of the hydrological setting of the Project, to be conducted by Schlumberger Water Services (SWS), commenced in 2010.

A Preliminary Assessment was commissioned from AMEC in 2010; the remainder of this Report discusses the information for, and results of, this work.






7.0 GEOLOGICAL SETTING

7.1 Regional Geology

The basement of the Baja Sur comprises a chain of Mesozoic granitic bodies and accompanying metasedimentary roof pendants structurally sutured by the La Paz fault to a western belt of oceanic crustal rocks (Figure 7-1). The crystalline complex west of the La Paz fault that includes the San Antonio district is composed of two separate intrusive complexes hosted in sediment-derived schists and gneisses (Figure 7-2). A hornblende-rich intrusive complex ranges in composition from gabbro to quartz-diorite, locally shows foliation, and typically hosts mineralization in the San Antonio area. The biotite granodiorite batholith that hosts mineralization at the Paredones Amarillo gold deposit (held by third parties) is considered to be a younger intrusive event.

Cretaceous marine sedimentary rocks of the Eugenia and Valle Formations overlie the basement assemblage. In turn, the Cretaceous rocks are overlain by lower Tertiary marine sediments of the Tepetate Formation. Possibly contemporaneous volcanism represented by tuffs and sandstones of the Salto Formation may have accompanied deposition of the shales, sandstones and tuffs of the Oligocene San Gregorio Formation that overlies the Tepetate Formation. The San Gregorio Formation is in turn overlain by tuffs, conglomerates, siltstones and sandstones of the earliest Miocene Isidro Formation. The widespread early to middle Miocene Comondu Formation, a series of interbedded volcanic sandstones, siltstones, rhyolite ash-fall tuffs, and andesitic lahars and flows, overlies the Isidro Formation. Unconformably overlying the Comondu Formation is a series of mid-Miocene to Holocene basalt flows.



Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

Figure 7-1: Geology Map, Baja Sur


N
MEXICO
MAP AREA
Bahia la Paz
Ensenada la Paz
Gulf of California
Pacific Ocean
SAN ANTONIO PROJECT CONCESSIONS
CABO SAN LUCAS
24°
22°
110°
LEGEND
Quaternary Sediments
Tertiary Sediments
Tertiary Gabbro
Cretaceous Granite / Granodiorite
Jurassic Metamorphics
San Antonio Project Concessions
PEDIMENT GOLD CORP.
San Antonio regional geology with Mining concessions
July 2010
0
20 km

Note: Figure modified from Wallis, 2005, and used courtesy Pediment Gold.



Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

Figure 7-2: Project Region Geology Map



LA PAZ 20 Km
LA VENTANA
PEDIMENT GOLD CORP
Figure 7.1
November 2009
PEZ LOTE BNDY.
LOS ANGELES
SAN JUAN DE LOS PLANES
EJIDO SAN LUIS
PROFR. LUPE RANCH
EJIDO SAN ANTONIO
LOS PLANES RESOURCE
LAS COLINAS RESOURCE
TRIUNFO NORTE TARGET
EJIDO EL TRIUNFO
EL TRIUNFO
SAN ANTONIO
EJIDO EL ROSARIO
PAREDONES AMARILLOS MINE
VISTA GOLD 1.2 M OZS
EXPLANATION
Quaternary Alluvium
KsGr Cretaceous Granite / Gnd
KQd KQd Cretaceous
JKGa Jurassic-Cretaceous Gabbro, Diorite
JGN JE Jurassic Gneiss / Schist
0 2500 5000 7500
19 of 98



7.2　Project Geology

7.2.1　Lithologies

Due to the paucity of outcrop within the Project, geological interpretations are primarily based on drill data.

The primary rock units within the Project belong to the basement of the Baja Sur (Figure 7-3), and include:

- Diorites and gabbros:　usually coarse grained, contain abundant hornblende or augite and are dark-coloured.　Common in the southern portion of the Colinas area, and near the historic La Colpa mine.　Minor fine-grained variants were noted in the La Colpa area.

- Biotite–hornblende quartz diorites:　abundant hornblende and minor quantities of magnetite; commonly have ilmenite as the dominant opaque mineral.　Quartz diorite is common in both the hanging-wall and footwall of the Planes deposit, and coarse-grained biotite–hornblende quartz diorite is the most common rock type present in the Planes deposit.　Las Colinas has a mix of diorite and quartz diorite.

- Biotite granodiorite–granite:　The intrusion has a weakly porphyritic character with fine grained biotite of a brownish coffee color.　It is present as a medium-grained quartz-rich intrusive beneath the Planes deposit and is seen mainly in the drill holes which penetrate deeper into the hanging-wall of the large thrust fault shear zone.　Rocks of similar texture crop out south of the Colinas deposit and adjacent to the southeast of the La Colpa mine zone.

Post-mineralization northwest-trending andesite dykes were noted in the Colinas area and the Arroyo Fandango.

Overlying the basement material are poorly consolidated arkosic sands to gravels attributed to the locally important Pliocene to Pleistocene Salada Formation.　The sediments appear to be a deltaic deposit formed in a relatively rapidly subsiding basin.

A thin mantling along the top planar alluvial surface of the pediment contains numerous scattered exotic cobbles and occasional boulders of schist and gneiss.　The same schist and gneiss rock units are more common in the adjacent ridges and mountains located immediately to the west and these fragments were probably carried down by erosion.





Figure 7-3: Project Geology Map



Geology Legend
Quaternary Alluvium
Tertiary Diabase
Cretaceous Diorite
Cretaceous Granodiorite
Cretaceous Granite
Pre-Cambrian Granite Gneiss
Vein
Structure
PEZ Trini Fraccion I
Triunfo Oeste Fracc. 1
PEZ Cirio
LOS PLANES
LAS COLINAS
PEZ Emily
PEZ Triunfo Este Fracc. 1
PEZ Triunfo Oeste Fracc. 2
PEZ Triun Fracc. 2
PEZ Trini Fraccion II
PEZ Trini Fraccion III
PEZ Cirio
PEZ Trini Fraccion IV
metres
PEDIMENT EXPLORATION LIMITED
Figure 7.1
Regional Geology
June, 2008
585,000 mE
590,000 mE
595,000 mE
600,000 mE



7.2.2 Metamorphism and Alteration

The biotite granodiorite–granite intrusive rocks may display a weak pervasive sericitic alteration.

Surface oxidation of the sulfide-bearing deposits has progressed to about 100 m in the Planes deposit and about 25–30 m in the Las Colinas deposit.

7.2.3 Structure

The Project deposits are contained in a large mega-shear structure, possibly a Mesozoic-age thrust fault, which is dipping at about 45º to the west. This mega-shear appears to be regional in extent, with strands and splays that may have been more favourable loci for mineralization.

Drilling at Los Planes and Las Colinas shows the thickness of the shear zone to be more than 200 m, and to be hosted in mid-level intrusive rocks of similar age to the shearing episode. The presence of the structure for 40 km to the south, suggest the shear zone is a thrust fault-related structure.

Drilling has also revealed that a small northwest trending graben basin, probably Pleistocene age, with true listric faulting drops the northeastern part of the Los Planes deposit in domino like fault segments to sequentially more than 200 m deeper to the northeast. These listric faults range from 20 m of movement up to 100 m of movement dropping the blocks down on the northeast side along N40W-trending faults. The movement appears sequential with older faults to the southwest that have been planed by pediment erosion on both sides of the faults, with the more northeastern blocks having gravel-sand filling only on the northeast side of the fault.

7.2.4 Mineralization

Mineralization has preferentially developed in zones of stockworking, cataclasite and mylonite within the shear zones.

The proximity of the Triunfo and San Antonio districts, both of which are localized in similar shear zones settings and in similar host rocks, suggests a possible similar age and origin. However the geochemical signature characterizing the two districts is very different. San Antonio is a gold-only mineralized district with average silver to gold ratios of 1:1 or less, whereas Triunfo is silver dominated with average silver to gold ratios of around 250:1 and associated lead, zinc, and antimony. In addition, the orientations of the mineralized zones are different. The Triunfo zone strikes generally





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

N20–30E and dips to the east. The San Antonio shear zones have a persistent north–south strike and the shears generally dip at about 45ºW.

7.3   Deposits

Mineralization has currently been identified along a 1.8 km strike length, from UTM coordinates (NAD 27 datum) 2,638,300 mN to 2,640,100 mN. The mineralization is divided into three fault-bounded blocks, which have been named Las Colinas, Intermediate, and Los Planes, from south to north. Los Planes is the largest, and best-explored of the deposits to date.

7.3.1   Los Planes

At Los Planes, there are several sub-parallel cataclasite to mylonite zones that together form a broad zone that is up to 100 m in width. The cataclasite unit has a roughly north–south strike and dips about 45º to the west and has an approximate 20º plunge.

Mineralization extends along strike for about 800 m in this fault block, from UTM coordinates (NAD 27 datum) 2,639,300 mN and 2,640,100 mN.   Drilling has intercepted continuous mineralization to about 380 m depth. Mineralization thickness is variable. Some zones in the southern portion of the Los Planes deposit can be 15 m wide and increase in width towards the north. Zones may also coalesce, and be as much as 120 m in thickness.

Los Planes is open in all directions but mainly at depth.   To the north, the mineralization is deep, and drilling has been limited. The northernmost drill holes are 07PLRC-08 and 07PLRC-42 on cross section 2,640200 mN. The intersected a narrow interval of mineralization. No further drilling has taken place there. To the south, it is interpreted that the Los Planes zone will end as it intersects a northwesterly-striking, northeast-dipping fault. Up-dip, there remain some areas, particularly in the southeast area, where mineralization could be slightly extended.

Drilling in the Los Planes deposit area intersected a coarse-grained biotite–hornblende quartz diorite in the hangingwall and a fine- to medium-grained biotite granodiorite or granite in the footwall. The cataclasite is a dense, competent rock composed of fragments of potassium feldspar and quartz in a matrix of sericite, chlorite, and quartz. Mylonitized rocks are typically a finer-grained cataclasite.

Alteration is zoned, progressing from chlorite-dominant around the cataclasite margins to sericite-dominant within the cataclasite unit.

 



Oxidation at Los Planes is relatively deep, to as much as 100 m from surface.

Figure 7-4 is a geological cross-section through the Los Planes deposit.

7.3.2 Las Colinas

The main mineralized body is confined to a cataclasite to mylonite unit that varies in width from 25 m to 35 m. The cataclasite unit has a roughly north–south strike and dips about 45º to the west.

Mineralization extends along strike for about 500 m in this fault block, from UTM coordinates (NAD 27 datum) 2,638,300 mN and 2,638,800 mN. Drilling has intercepted continuous mineralization to about 210 m depth. Mineralization thickness is variable, ranging from 18 m to 40 m.

Mineralization at Las Colinas is truncated by the tenement boundary. The deposit remains open at depth, but is limited to the north, where it is interpreted to end where a northwest-trending fault intercepts the strike of the mineralization. .

In the Las Colinas deposit, diorite to gabbro is found irregularly in both hangingwall and footwall parts of the mega-shear zone. The cataclasite is a dense, competent rock composed of fragments of potassium feldspar and quartz in a matrix of sericite, chlorite, and quartz.

Alteration is zoned, from chlorite-dominant around the cataclasite margins to sericite-dominant within the cataclasite unit.

The level of oxidation at Las Colinas extends only a few meters vertically from surface.

Figure 7-5 shows a geological cross-section through the Las Colinas deposit.





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

Figure 7-4:   Geological Cross-Section, Los Planes



Note: Figure from Thompson and Laudrum, 2008, used courtesy Pediment Gold.



Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

Figure 7-5:   Geological Cross-Section, Las Colinas



Note: Figure from Thompson and Laudrum, 2008, used courtesy Pediment Gold.



Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

7.3.3 Intermediate Zone (Intermedia)

The main mineralized body at the Intermediate deposit (also known as the Intermedia or Intermediate Zone) is developed within a cataclasite unit that strikes approximately north–south and dips at about 45º to the west. Mineralization extends along strike for about 500 m in this fault block, from UTM coordinates (NAD 27 datum) 2,638,800 mN and 2,639,300 mN.

Mineralization widths vary from 25 m to 50 m, based on current drill data. Drilling has intercepted continuous mineralization to about 210 m depth. Oxidation depths are currently similar to those at Las Colinas, extending only a few meters vertically from surface.

Currently, the mineralization remains open in all directions, but is expected to be truncated to the north and south by northwest-trending faults. To date, the Intermediate deposit has had little drilling; however, a significant infill program is planned in 2010.

The mineralization intersected by drilling to date in the Intermediate zone is very similar to that of Los Planes. It is closely related to cataclasite deformation within the quartz–diorite and granodiorite intrusive units.

Figure 7-6 shows a geological cross-section through the Intermediate Zone.

7.4 Prospects and Targets

7.4.1 La Colpa Prospect

The historic La Colpa mine is reported to have produced "high-grade gold ore" (grades unknown) from a north–south-trending shear zone, with about a 45º west dip and a 4 m to 8 m maximum width.

Workings consist of an adit and westerly-inclined shaft that appear to be about 100 years old. Pyrite and arsenopyrite have been observed in grab samples collected from surface dump piles near the shaft. Grab samples that returned 10+ g/t Au have been collected from surface dumps that consist of rocks with high sulfide contents. No drilling has been performed.





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

Figure 7-6:   Geological Cross-Section, Intermediate Zone







Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

7.4.2   Fandango Target

The Fandango zone is marked by anomalous arsenic in soil values, and to a lesser degree, silver and copper values returned from soil sampling. The zone displays a broad IP geophysical anomaly that returned similar responses to the geophysical anomalies delineated at Los Planes and Las Colinas.

7.4.3   La Virgen Target

The Virgen zone, located further north of Fandango, is a low-level gold anomaly. Peraluminous granodiorite to granite as a batholith occurs on the west side of the gold-anomalous area in contact with quartz diorite, forming a relatively flat contact zone dipping easterly. Although the outcrop is limited, carbonate alteration and oxidation of iron sulfides to goethitic limonite was observed. Soil sampling indicated a low-level gold–arsenic–copper–silver anomaly that is co-incident with a broad IP geophysical anomaly.

7.4.4   Canada del Agua Target

The former Cañada del Agua mine zone is located in the Triunfo Este Fracc. I concession, 3 km south of the San Antonio townsite. The mineralization covers about 1,500 m along strike. Echo Bay Exploration excavated three trenches and drilled six drill holes at Cañada del Agua in 1995–96 (Brown, 1996). The exact position of the drill holes, trenches, and validity of the assays have not been verified, but are included to provide context for selection of the area as an exploration target.

The best historical surface results were reported from Echo Bay trench CATR-3, where 12 m of 5.2 g/t gold with an additional 10 m of 0.8 g/t Au were reported. No information is available to AMEC or Pediment Gold as to whether samples are composited along the trench or represent a single sample interval.

A section through the target is shown in Figure 7-7.



Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

Figure 7-7: Cross-section, Canada del Agua


W
CAÑADA DEL AGUA AREA
E
600 msnm
500 msnm
400 msnm
SA 95-35C
SA 95-28
SA 95-25
SA 95-26
SA 95-23
TAJO
4m @ 1.6 g/t Au
2m @ 1.6 g/t Au
3m @ 0.85 g/t Au
TD 252m
6m @ 4.6 g/t Au
32m @ 1.61 g/t Au
TD 374.3
3m @ 5.27 g/t Au
30m @0.60 g/t Au
TD-154m
6.5m @1.2 Au
TD-171.9m
Explanation
Echo Bay Drill Hole
Propossed Drill Hole
Ore Zone
Diorite
Granodiorite
Fault
PEDIMENT GOLD CORP
CAÑADA DEL AGUA AREA
Cross section looking North
July 2010
GRAPHIC SCALE
0
50
100
200m

Note: Ore zone indicates the presence of the mineralized zone, and does not denote Mineral Reserves.



Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

7.4.5   El Triunfo Target

At El Triunfo, systematic geological mapping with an emphasis on the detailed structural setting is currently being conducted. Several smaller, historic, past-producing mines exist in this area that produced gold and silver with lead and zinc mineralization and appear to be a mesothermal mineralized system like the San Antonio mineral deposits. Evidence of past production from the Triunfo mine is in the form of large waste dumps and old artisanal workings that exist over a discontinuous distance of 15 km. Although the gold mineralization is augmented with silver, lead, and zinc along the Triunfo trend, El Triunfo is a priority exploration target.

The higher-grade Triunfo veins are reported by CRM geologists to have been mined at an average of 6 g/t Au and 328 g/t Ag, with associated lead and zinc in oxidized veins with widths from 0.3 m to 2.5 m. These veins extend from surface to up to a depth of 300 m depth in workings (Bustamante-Garcia, 2000, cited in Herdrick and Giroux, 2009).

7.4.6   Aurora Target

The Aurora trend is located about 2 km south of Las Colinas deposit, and appears to be a continuation of the same shear zone. The trend extends from the Aurora Mine, an area of old workings just outside the eastern boundary of the Triunfo Este Fracc 2 concession to a *gambusino*-worked area on the southern concession boundary called La Cruz. This zone has an approximate north–south strike with a westerly dip of about 40º. A historical document that mentions the Aurora mine (Avirette, 1910, cited in Herdrick and Giroux, 2009) reports workings to about 40 m depth that accessed oxidized mineralization. The historical report describes the Aurora mine material as reaching peaks of 10 g/t Au and 200+ g/t Ag but these results have not yet been verified and are presented as historical, and anecdotal, evidence of nearby mineralization only. The north-trending ridge that defines the Aurora trend hosts numerous old workings but no drilling has been performed by Pediment Gold in the area.

7.5   Comments on Section 7

In the opinion of the QPs, knowledge of the deposit settings, lithologies, and structural and alteration controls on mineralization is sufficient to support Mineral Resource estimation. Prospects and targets are at an earlier stage of exploration, and the lithologies, structural, and alteration controls on mineralization are currently insufficiently understood to support estimation of Mineral Resources.





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

8.0   DEPOSIT TYPES

The deposits discovered explored by Pediment Gold to date in the Project are considered to be typical of mesothermal vein-style, or orogenic-style gold deposits. The discussion below is sourced from Moritz (2000), Goldfarb et al., (2005), and Groves et al., (1998; 2003).   Orogenic deposits have many synonyms, including mesozonal and hypozonal deposits, lode gold, shear zone-related deposits, or gold-only deposits.

Orogenic gold deposits occur in variably deformed metamorphic terranes formed during Middle Archaean to younger Precambrian, and continuously throughout the Phanerozoic.   The host geological environments are typically volcano–plutonic or clastic sedimentary terranes, but gold deposits can be hosted by any rock type. There is a consistent spatial and temporal association with granitoids of a variety of compositions. Host rocks are metamorphosed to greenschist facies, but locally can achieve amphibolite or granulite facies conditions.

Gold deposition occurs adjacent to first-order, deep-crustal fault zones. These first-order faults, which can be hundreds of kilometres long and kilometres wide, show complex structural histories. Economic mineralization typically formed as vein fill of second- and third-order shears and faults, particularly at jogs or changes in strike along the crustal fault zones. Mineralization styles vary from stockworks and breccias in shallow, brittle regimes, through laminated crack-seal veins and sigmoidal vein arrays in brittle-ductile crustal regions, to replacement- and disseminated-type orebodies in deeper, ductile environments.

Mineralization can be disseminated, or vein hosted, and displays a timing that is structurally late, and is syn- to post-peak metamorphic.   Quartz is the primary constituent of veins, with lesser carbonate and sulfide minerals. In volcano-plutonic settings, pyrite and pyrrhotite are the most common sulfide minerals in greenschist and amphibolite grade host rocks, respectively.

Gold is usually associated with sulfide minerals, but can occur as free gold. Gold to silver ratios typically range from 5:1 to 10:1 and, less commonly, the ratios can reach 1:1.

Alteration intensity is related to distance from the hydrothermal fluid source, and typically displays a zoned pattern. Scale, intensity, and mineralogy of the alteration are functions of wall rock composition and crustal level. The main alteration minerals can include carbonate (calcite, dolomite, and ankerite), sulfides (pyrite, pyrrhotite or arsenopyrite), alkali-rich silicate minerals (sericite, fuchsite, albite, and less commonly, K-feldspar, biotite, paragonite), chlorite, and quartz.





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

The larger examples of orogenic deposits are generally 2 km to 10 km long, about 1 km wide, and can persist over 1 km to 2 km vertical extents.

8.1   Comment on Section 8

The deposits of the Project area are considered to be examples of shear-zone lode gold deposits, based on the following:

- Development in a volcano-plutonic terrane, association with granitoids

- Association with a regional fault system

- Mineralization typically hosted in later-stage structures

- Strong structural control on mineralization, related to jogs and rheology contrasts

- Better grades associated with cataclasite and tectonic breccias

- Vein and disseminated mineralization styles

- Gold mineralization in association with pyrite; gold can occur as free grains

- Alteration is zoned, from distal to proximal to the hydrothermal fluid source. Alteration typically includes silicification, albitization and pyritization.





9.0 MINERALIZATION

A discussion of the mineralization styles and related depth, width (thickness), orientation and continuity is presented by deposit in Section 7 of this Report. The discussion below relates to the mineralization type, character, and mineralogy of the Project deposits.

9.1 Los Planes

Typically, the cataclasite contains a zone where sulfides increase with abundance to as much as 20%. Pyrite appears more commonly throughout the system; however the more intense development of mineralization is accompanied by an increase of arsenopyrite and pyrite in addition to pyrrhotite. Sulfides are present in brittle structures including cracks, faults, joints and micro-fractures. Pyrite lines the walls of many fractures and joints as observed from drill core and outcrop. Quartz veining is also common (Coyan *et al.* 2007).

The alteration progresses from chlorite-dominant around the cataclasite units (distal) and to sericite-dominant within the cataclasite unit (proximal).

Chemically, the system has low silver relative to gold, having Ag/Au ratios of approximately 0.4. Gold is also accompanied by anomalous As, Cu, and Bi.

9.2 Las Colinas

The Las Colinas deposit consists of gold and arsenic occurring with disseminated and veinlet sulfides associated with cataclasite and locally extending into the wall rocks.

Where high-angle structures intersect open flat-lying thrust faults, mineralization is developed over 1 m to 50 m thicknesses. The mineralized zone averages 20–40 m in thickness and grades into strongly fractured and altered gabbro or diorite. The wall rock may locally be extensively sheared.

The gold mineralization is interpreted to consist of two stages, the first being disseminated gold–arsenic deposition during mylonitization, and a second stage gold–silver–bismuth mineralization hosted by crosscutting, high-angle, northeast-trending structures.

The primary alteration assemblage consists of sericite, 2–5% sulfides including pyrite, arsenopyrite, pyrrhotite, and minor quartz and K-feldspar.





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

9.3 Intermediate Zone

Gold mineralization is intimately associated with stockwork and disseminated sulfides, consisting mainly of pyrite and arsenopyrite. Gold grades are higher in the cataclasite zones (typically +1 g/t Au) and decreases away from the cataclasite to <1 g/t Au. As in Los Planes and Las Colinas, silver values are very low and Ag/Au ratios range from 0.3 to 1 in low-gold-grade zones, to 0.8 to 1 in zones with higher gold grades. Mineralization is in sharp contact with the footwall, and demarcated by a gouge/fault zone that is sub-parallel to the west-dipping mineralized zone.

9.4 Comment on Section 9

In the opinion of the QPs, the mineralization style and setting of the Project deposit is sufficiently well understood to support Mineral Resource estimation.





10.0 EXPLORATION

Exploration has been undertaken by Pediment Gold, predecessor companies such as Echo Bay, or by contractors (e.g. geophysical surveys).

Exploration activities on the Project have included regional and detailed geological mapping, rock, grab, and soil sampling, trenching, RC and core drilling, ground magnetic and IP geophysical surveys, mineralization characterization studies, and metallurgical testing of samples. Petrographic studies and density measurements on the different lithologies have also been carried out.

10.1 Grids and Surveys

The datum currently being used for the project is NAD-27.

The Intrasearch topographic survey was flown in the late 1990s, and covers the majority of the Project area. In addition, topographic data are available from INEGI as 1:50,000-scale sheets, with topographic contours at 20 m intervals. These sheets cover the entire Project area and beyond in all directions. Data are provided in WGS-84 datum and can be easily converted to NAD-27 by a conversion factor provided by INEGI.

10.2 Geological Mapping

During 2008, Pediment Gold performed prospect-scale geological mapping along the strike from Las Colinas to Intermediate, and at the Fandango prospect. Outcrop in the area was limited, and the program was discontinued in favour of drill data.

Pediment Gold are currently performing prospect-scale mapping over the Triunfo area, at a scale of 1:2,000. The program is aimed at identifying areas of alteration, structure, and mineralization at outcrop level, and any areas of historic exploitation.

10.3 Geochemistry

Geochemical sampling performed by Echo Bay and CRM; included rock chip, grab, and soil sampling. Rock and trench samples were collected by qualified Mexican geologists/prospectors with data, including UTM coordinates, lithology and mineralization recorded in field books.

Soil samples were collected mainly in 2007 and the results are not contoured. A total of 3,600 samples were collected every 50 m east–west across the trend of the





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

mineralized zones, on lines 200 m apart north–south. The sample depth was about 10–30 cm, so samples tested the B zone of the pediment cover.

The surveys identified two gold anomalous trends that were related to the northern extent of the Las Colinas trend and the northern trend from Mina La Colpa. A large western zone, Fandango, showed anomalous gold values. The La Virgen zone, also returned a broad low-level gold anomaly.

Anomalous As, Ag, Pb, and Sb, characteristic of the El Triunfo mineralization, occurred in a zone with no outcrop, called the 602 anomaly, near the east side of the Trini concession.

A small number of trial pits were reportedly dug in areas of anomalous IP response, stronger sulfide mineralization, or shearing. Other than LCOT-19 in 2006, results were not compiled by Pitalla and are superseded by drilling.

10.4   Geophysical Surveys

During the mid-1990s, Echo Bay completed an IP survey over the Las Colinas deposit, using 100 m dipole spacing on lines spaced 200 m apart. Additional lines to the north were run using 50 m dipoles on 200 m line spacing. Results of the survey indicated continuation of the Las Colinas mineralization to the north of the then-existing drilling.

Reconnaissance IP was completed by Minera Pitella in 2006, comprising 16 east–west lines, with 100 m dipoles stationed along lines that were 3–5 km in length. Results of the survey showed two large polarization anomalous areas which extended off the Cirio concession north and east. The central RIP anomaly was concluded to probably connect to the Las Colinas deposit area, while the eastern chargeable anomaly was located out east of the concession in the 602,000 east UTM coordinate. The Los Planes zone could be traced in the IP data a distance of 600 m further north from Line 2639800N.

10.5   Trenching

Trenches were excavated by Echo Bay; however, there is no information on this program.

In 2006 Pitalla completed a resampling program of four Echo Bay trenches and widespread rock chip sampling over an area 550 m north–south by 700 m east–west. Results confirmed gold mineralization in the trenches.





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

Two additional trenches of about 40 m length each were dug and bulk sampled in 2008 to provide samples of gold mineralization averaging about 1 g/t Au for leach testing. The grade of the sampled parts of the trenches averaged about 0.4 g/t Au, and was subsequently rejected for metallurgical testing due to the low grade.

10.6   Drilling

Drilling completed on the Project is discussed in Section 11 of the Report.

10.7   Bulk Density

Bulk density data collected to date on the Project are discussed in Section 12 of this Report.

10.8   Geotechnical and Hydrology

No geotechnical work has been completed to date other than the ongoing core logging. SWS are currently performing base-line hydrological studies, and provided estimates of potential pit inflows.

10.9   Other Studies

To Pediment Gold staff knowledge, only two thesis studies have been undertaken in the general Project area. One PhD study, through the University of Arizona, commenced on the Project area in 2007, and although a preliminary report is available, it is not clear if the thesis was ever submitted. A second PhD study, through the same university, was on the Quaternary faulting regime in the area. One district-scale Quaternary fault was identified in the Project area.

10.10   Exploration Potential

The Los Planes deposit area remains open to the south, and has indications from surface sampling that mineralization may extend for an additional 250 m in this direction (Figure 10-2). East of the deposit, there are anomalous gold values in surface sampling and drill data, in an area adjacent to "the faulted zone" (needs defining).

The area between Los Planes and Las Colinas, termed the "intermediate zone", requires infill drilling, as the current hole spacing is at about 100 m (refer to Figure 10-1). Existing drilling has intersected anomalous gold values in this region.





Figure 10-1: Exploration Potential Map, Deposits Area



PEDIMENT GOLD CORP.
PEDIMENT EXPLORATION LTD.
SAN ANTONIO PROJECT
DRILL MAP
BAJA CALIFORNIA SUR MEXICO
N
Planes east
Planes south
Intermediate zone
La Colpa
EXPLANATION



The La Colpa area, 200 m east of Las Colinas (refer to Figure 10-2), where historic gold workings are known, has also returned encouraging gold values from drilling, and follow-up is warranted.

The Triunfo area is the principal zone of exploration interest outside of the current known resource zones (Figure 10-2). This zone is about 7–8 km in length, and is defined by a zone of anomalous surface samples and trends of *gambusino* workings dating from the early 1900s.

Additional targets are located in the San Antonio trend, such as Aurora and Cañada del Agua. Echo Bay performed some exploration over these targets and Pediment Gold plans to continue exploration there in the future.

10.11   Comment on Section 10

In the opinion of the QPs, the exploration programs completed to date are appropriate to the style of the deposits and prospects within the Project. The structural, age dating, and petrographic research work supports the genetic and affinity interpretations.






Figure 10-2: Exploration Potential Map Showing Locations of Additional Exploration Targets



EXPLANATION
Pediment Gold Corp. mining concessions
Other concessions or free ground
San Antonio gold-only trend containing Pediment's Los Planes and Las Colinas gold resources as well as numerous other gold occurrences and showings
El Triunfo gold-silver-lead-zinc trend, concessions acquired by PEZ in 2008 and previously partly held by the Mexican Geological Survey mineral reserve.
Gold resource
Main mineralized zone with attitude of associated foliation
N
0
5
Kilometres
2,650,000 N
2,640,000 N
2,630,000 N
2,620,000 N
Los Planes
Las Colinas
El Gringo
Valenciana
Guasave
Ocote shaft
Aurora
Humboldt shaft
San Pedro
La Cruz
Soledad
Hormiguero
Mendozena
Cañada del Agua
El Waco
San Antonio gold trend
El Triunfo trend Au-Ag-Pb-Zn
Jicaras
Lamboyal Mine
Paredones Amarillos (Vista Gold)
PEDIMENT GOLD CORP.
SAN ANTONIO GOLD PROJECT
Baja California Sur, México.
LOCATION
SONORA
CHIHUAHUA
BAJA CALIFORNIA SUR
NORTHWEST MEXICO
SINALOA
San Antonio Gold project



Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

11.0   DRILLING

Total drilling completed to 2008 on the Project comprised 241 drill holes (42,999.5 m), in 198 RC drill holes (37,072.5 m) and 43 core holes (5,927 m). The drill total includes 31 drill holes (6,085.5 m) completed by Echo Bay in the period 1995 to 1997; remaining drilling was completed by Pediment Gold, in the period 2007–2008, comprising 168 RC holes (31,001 m), and 43 core holes (5,927 m). Drilling is summarized in Table 11-1, and collar locations are presented as Figure 11-1.

Drilling has been completed in five sub-areas of the Las Colinas–Los Planes mineralized areas. The largest and main area of drilling is the Los Planes mineral deposit area (Figure 11-2). The second largest is the Las Colinas mineral deposit area (Figure 11-3). Additional areas include the Intermediate zone (Figure 11-4), which is the area between Las Colinas and Los Planes, and the nearby Colpa area located east and adjacent to Las Colinas. The Fandango and La Virgin zones are located about 1.5 km west of the Colinas–Planes zone and have a parallel trend based on geophysical anomalies.

In June 2010, Pediment Gold commenced a planned 40,000 m infill and exploration drill program.

11.1   Legacy Drill Programs

Echo Bay completed 31 RC holes totalling 6,085.5 m, but no record of the drill contractors, chip trays, logging methods or other data are available.

11.2   Pediment Gold Drill Programs

11.2.1   Drill Contractors

From February 24 to March 30, 2007, a total of five HQ core drill holes, LCDD 9, 11, 12, 13, and 22, totalling 823 m, were drilled using a Longyear 44 rig, by Diamond Drilling Specialists, of New Mexico.

Prior to the main RC program, three short core holes, LCDD18, 19, and 20 (398.2 m) were drilled by Diamond Drilling Specialists, of Arizona, in May 2007 using a Longyear 44 drill, to confirm the near surface gold mineralization in the central–north section of the Los Planes zone.





Table 11-1:   Drill Hole Summary Table 1995 to 2008

Year	Area	Company	RC Drill Holes Number	Meters	Core Drill Holes Number	Meters
1995	La Colpa	Echo Bay	2	310		
1996	La Colpa	Echo Bay	2	397.5		
	Las Colinas	Echo Bay	15	2,770.50		
1997	La Colpa	Echo Bay	1	150		
	Las Colinas	Echo Bay	2	414		
	Las Planes	Echo Bay	6	1,599		
	Intermediate (Colinas–Planes	Echo Bay	2	430.50		
Subtotal			*30*	*6071.5*		
2007	La Colpa	Pediment Gold			9	476
	Las Colinas	Pediment Gold			5	823
	Las Planes	Pediment Gold	75	14,981	6	947
2008	La Colpa	Pediment Gold	9	950		
	Las Colinas	Pediment Gold	2	306	7	613
	Las Planes	Pediment Gold	77	13,779	10	1,697
	Intermediate (Colinas–Planes	Pediment Gold	5	985		
	Fandango–La Virgen	Pediment Gold			6	1,371
Subtotal			*168*	*31,001*	*43*	*5,927*
Totals			*198*	*37,072.5*	*43*	*5,927*





Figure 11-1: Drill Hole Location Map



LOCATION OF HOLES
DRILLED THROUGH 2008
DH Legend
Highway
Prior to 1997
EBMX Drillholes
1997 EBMX Drillholes
2007 Pediment
Diamond Drillholes
2007 Pediment RC
Drillholes
2008 Pediment
Diamond Drillholes
2008 Pediment RC
Drillholes
TO LOS PLANES
LOS PLANES
AREA
ROAD AND
POWER LINE
INTERMEDIATE
AREA
TO SAN ANTONIO
LAS COLINAS
AREA
Page 35 of 42



Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

Figure 11-2: **3-D Plan View of Los Planes Drill Hole Spacing and Mineralization Zone
Solid Domains in Various Colors. Gridlines are spaced at 100 m intervals.**





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

Figure 11-3: 3-D Plan View of Las Colinas Drill Hole Spacing and Mineralization Zone Solids in Light Blue, Brown and Red. Gridlines are at 100 m intervals.





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

Figure 11-4: 3-D Plan View of Intermediate Zone Drill Hole Spacing with Mineralization Zone Solid in Cyan. Gridlines are spaced at 100 m intervals.

 



From February 11 to May 9, 2007, nine BTW thin-wall (4.7 cm) Hydro-Winke holes, were drilled by Diamond Drilling Specialists using a JKS 300 skid-based drill machine.

Layne Christiansen Drilling Co. of Hermosillo completed the 2007 and 2008 RC drill programs. The RC/core rig was a truck-mounted Schramm drill. A large hammer-driven drilling machine with air circulation recovery of coarse sample material, a Becker Hammer AP 1000, was used for cutting through less consolidated material was used in the Planes pediment covered area of the Project. About 25 drill holes were pre-collared with this machine that would move off the drill hole for the Schramm RC machine to complete drilling RC in rock, and then the Becker Hammer machine would return to reclaim the casing set.

The core drill rig was also supplied by Layne and was a modern hydraulic-based Atlas Copco CS 1500 skid based setup capable of drilling PQ, HQ, and smaller core sizes. All drilling was done with standard HQ diameter core.

11.2.2 Logging

RC chips were logged at the drill site on paper, and where required, geological interpretations checked by viewing chips under a binocular microscope.

Core is washed initially to remove drilling fluids, and then logged and photographed and recovery noted by measuring the net amount received between drillers wooden markers, which are marked in feet and meters.

Logging used standard procedures, and was subsequently transferred to Microsoft Excel spreadsheet files. Standardized logging forms and geological legends have been developed for the Project. The geological legend is partly built on historical observations of the local geology.

Geotechnical logs were completed in sequence prior to the geological logging. These logs include digital photo records, estimations of core recovery (REC), rock quality designations (RQD), fracture types, fracture counts and frequencies, dips of structures, measurements of rock strength and weathering alteration indices.

Unique features not accounted for in the legends were noted under written comments.

11.2.3 Collar Surveys

Pre-numbered drill sites were laid out by Brunton compass and chain, working off the surveyed grid.





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

All drill holes were marked with permanent flat cement monuments with identification scribed into the wet cement after completion during the drill pad cleanup. All drill holes were GPS located in NAD 27 grid datum.

All drill hole collars were GPS surveyed by Mario Alberto Moyron, a contracted professional surveyor, working from La Paz, in February 2007. Moyron was also able to accurately tie the old Echo Bay drill hole locations to the INEGI National Survey monuments near Los Planes, although Echo Bay had, in their program, continued to use a local established grid in their exploration and mine development program.

11.2.4 Down-Hole Surveys

Down-hole surveys were carried out for dip and deviation using a Reflex Easy Shot system by the contactor Layne de Mexico.

11.2.5 Recovery

Drilling recovery measurement was not attempted for the RC drilling.

Core drilling recovery measurements range from zero to 203.8% with a median measurement of 104.1%, indicating that the measurement method has a high bias of at least 4%, and that drilling recovery is high.

11.2.6 Drill Intercepts

Table 11-2 summarizes a selection of drill intercepts from the Las Planes deposit. Table 11-3 presents similar data for Los Colinas.





Table 11-2:   Drill Intercept Summary Table, Las Planes

Drill Hole	From (m)	To (m)	Drilled Width of Intercept (m)	Gold Grade (g/t Au)	Comment
PLRC-01	16.76	41.15	24.38	1.2	Oxide zone
and	89.92	149.35	59.44	1.58	Sulfide
including	105.16	109.73	4.57	3.08	
including	126.49	131.06	4.57	3.14	
PLRC-21	14.3	23.5	9.1	0.66	Oxide zone
and	32.6	90.5	57.9	1.11	Oxide zone
including	52.4	55.5	3	6.69	
and	96.6	148.4	51.8	2.09	Mixed zone
including	124.1	133.2	9.2	8.05	
PLRC-36	95.1	151.5	56.4	1.17	Sulfide zone
including	131.7	145.4	13.7	3	
Including	134.7	136.2	1.5	7.93	
PLRC-43	43.27	63.08	19.81	1.23	
including	56.98	61.56	4.58	4.02	
and	84.42	87.46	3.04	0.6	
and	98.13	134.71	36.58	1.02	
including	127.09	130.14	3.05	4.65	
and	140.8	174.33	33.53	1.02	
including	154.52	156.04	1.52	5.45	
and	180.43	249.01	68.58	1.01	
including	186.52	188.05	1.52	8.57	
including	218.53	220.05	1.52	3.72	
08PLRC-100	54	61	7.62	0.51	Oxide
and	66	151	85.65	1.75	Sulfide
including	72	77	4.57	4.83	Sulfide
including	80	81	1.52	4.53	Sulfide
including	95	98	3.05	4.45	Sulfide
including	101	104	3.05	3.41	Sulfide
including	134	136	1.52	3.26	Sulfide





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

Table 11-3:   Drill Intercept Summary Table, Los Colinas

Drill Hole	From (m)	To (m)	Drilled Width of Intercept (m)	Gold Grade (g/t Au)	Comment
LCDD-18	119.2	159.4	40.2	2.22	
including	128.3	146.6	18.3	4.07	
including	133.8	139.3	6.1	8.11	
and	166.7	187.6	20.9	0.9	Ended in mineralization
including	177.7	186.2	8.5	1.54	Last 2.6 m of drill hole averages 2.59 g/t Au
LCDD-20	82.91	95.71	12.8	0.55	Ended in mineralization
08LCDD-25	10.05	28	17.95	0.71	
and	36	42	6	0.53	
08LCDD-29	15.00	51.00	36.00	1.06	Mixed
and	60.00	63.00	3.00	2.17	Sulfide
08LCRC-135	20.42	24.99	4.57	1.40	Oxide
08LCRC-138	37.19	40.23	3.05	1.61	Mixed

11.3   2010 Drill Program

On June 7, 2010, Pediment Gold announced a 40,000 m drill program, using one RC and one core rig, for the Project. Generalized locations of the planned drill collars in the Las Planes–Los Colinas areas are shown in Figure 11-2. Actual drill hole collar locations may vary depending on the drill site conditions encountered. Note the plan refers to the Intermediate zone by the Spanish version of the zone name, Intermedia.

The first 24,000 m of RC drilling is planned to focus on the definition of the Los Planes, Los Colinas and intermediate zones that have been re-interpreted by Pediment Gold geologists on the basis of drill re-logs and geophysical data interpretations to be a continuous zone of gold mineralization.

A 7,500 m core program is also planned at Los Planes, and will include several PQ-size core holes that will be drilled to provide samples for advanced metallurgical test work. Oriented core holes are also planned at Los Planes to obtain geotechnical information for use in estimating potential pit slope angles. Some of the core drill holes are also sited to twin RC drill holes for quality control purposes.

The final 8,500 m of the exploration program is allocated to exploration target testing, including the El Triunfo area.





Figure 11-5: Drill Hole Location Plan, 2010 Proposed Drill Program, Las Planes–Los Colinas Area (proposed drill holes in green)



PEDIMENT EXPLORATION LTD.
SAN ANTONIO PROJECT
DRILL MAP SHOWING
2010 DRILL TARGETS
BAJA CALIFORNIA SUR MEXICO
Los Planes
Intermedia zone
Las Colinas
La Colpa
EXPLANATION
Proposed Drill Site
Echo Bay drillhole (1996-1997)
Pediment RC drillhole (2007-2008)
Pediment diamond hole (2007-2008)
Post-mineral fault
Projection of gold mineralization to surface
Target zone 2010 drill program
Scale 1:2,500
0
100
200
meters



Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

AMEC is of the opinion that the additional drilling will provide support for a potential increase in the degree of confidence in the mineral resource at Los Planes, Los Colinas and Intermediate. AMEC concurs with the program metreage and layout.

To July 23, 2010, the program focus of the RC drilling has been to complete Los Planes infill drilling. RC drilling in the Intermediate zone has concentrated in low-lying areas to ensure this work is done prior to the rainy season.

Core drilling has focused on obtaining sufficient PQ core material in the mineralized zones of Los Planes and Las Colinas to use for metallurgical testing. The core drill will be used for definition drilling pending the start of the oriented core drilling program for the pit slope study. To date none of this material has been assayed.

Program completion statistics are provided in Table 11-4. Sample weights collected to date for metallurgical testwork are summarized in Table 11-5. Example intercepts from the drill program as at 23 July 2010 are included in Table 11-6.

Table 11-4:   2010 Drill Program Completion Statistics

	Planned (m)	Completed (m)	(%)	Comments
RC Drilling				
Resource definition				
Intermediate zone	9,000	1,743.5	19%	Includes 420 m of core drilling
Los Planes infill	7,500	3,115.4	42%	
Las Colinas infill	4,500	171.3	4%	
La Colpa	3,000	0.0	0%	
San Antonio Exploration				
El Triunfo	5,000	0.0	0%	
Cañada del Agua	2,000	0.0	0%	
Aurora-La Cruz	1,500	0.0	0%	
RC total	*32,500*	*5,030.2*	*15%*	
Core Drilling				
Met Samples (PQ)	6,000	1681.1	28%	
Oriented geotechnical HQ)	1,500	0	0%	
Other (HQ)	0	527.4	0%	
Diamond drilling total	*7,500*	*2208.5*	*29%*	

Table 11-5:   Metallurgical Program Sample Collection Statistics

Zone	Subzone	Oxide (kg)	Transition (kg)	Ox+Trans (kg)	Sulfide (kg)	Total (kg)
Los Planes	Central	2,111.6	502.5	2,614.1	3,318.7	5,932.7
Los Planes	South	1,018.9*	794.2*	1,813.1*	669.2*	2,482.3*
Subtotal		*3,130.5***	*1,296.7***	*4,427.2***	*3,987.9***	*8,415.1***
Las Colinas		1,124.7	1,480.1	2,604.8	3,692.8	6,297.6
TOTAL		*4,255.3***	*2,776.7***	*7,032.0***	*7,680.7***	*14,712.7***

Notes: * Estimated weights only. Final weights are being recorded
       ** Preliminary breakouts





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

Table 11-6:   Example Drill Results 2010 Drill Program to 23 July, 2010.

Drill Hole	Zone	Section (Northing)	From (m)	To (m)	Drilled Width (m)	Au (g/t)
10PLRC-169	Los Planes	2,639,350	70.71	73.76	3.05	0.45
and			98.15	122.53	24.38	0.87
and			127.10	131.67	4.57	0.32
10PLRC-170	Los Planes	2,639,350	14.33	26.52	12.19	1.15
and			50.90	69.19	18.29	0.60
10PLRC-171	Los Planes	2,639,300	28.04	31.09	3.05	0.51
and			101.19	110.34	9.14	1.05
10PLRC-172	Intermediate	2,639,200	76.81	87.48	10.67	1.56
including			79.86	82.91	3.05	4.39
and			140.82	185.01	44.20	1.16
including			156.06	165.20	9.14	1.89
and including			175.87	183.49	7.62	2.78
10PLRC-173	Intermediate	2,638,900	114.91	128.63	13.72	0.77
10PLRC-174*	Intermediate	2,638,900	Preliminary analytical results available only			
10PLRC-175	Intermediate	2,639,150	60.05	113.39	53.34	1.18
including			60.05	61.57	1.52	18.45
10PLRC-176	Intermediate	2,639,138	95.10	139.29	44.20	0.99
including			96.62	102.72	6.10	3.00
and including			114.91	124.05	9.14	1.36
10PLRC-177	Intermediate	2,639,137	142.34	178.92	36.58	2.73
including			149.96	162.15	12.19	6.29
10PLRC-178*	Intermediate	2,638,850	Partial and preliminary analytical results available only			

AMEC reviewed the available drill results, and notes that they correlate with expected zones of mineralization, and display similar intercept grades and thicknesses to existing drill data.

11.4   Comment on Section 11

In the opinion of the QPs, the quantity and quality of the lithological, geotechnical, collar and downhole survey data collected in the exploration and infill drill programs completed by Pediment Gold are sufficient to support Mineral Resource estimation as follows:

- Core logging meets industry standards for gold exploration within a shear-zone setting

- Collar surveys have been performed using industry-standard instrumentation

- Downhole surveys were performed using industry-standard instrumentation

- Recovery data from core drill programs are acceptable

- Geotechnical logging of drill core meets industry standards for planned open pit operations





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

- Drilling is normally perpendicular to the strike of the mineralization. Depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths.

- Drill orientations are generally appropriate for the mineralization style, and have been drilled at orientations that are optimal for the orientation of mineralization for the bulk of the deposit area.

- Drill orientations are shown in the example cross-sections (Figures 7-4, 7-5 and 7-6), and can be seen to appropriately test the mineralization. The sections display typical drill hole orientations for the deposits, show summary assay values using colour ranges for assay intervals that include areas of non-mineralized and very low grade mineralization, and outline areas where higher-grade intercepts can be identified within lower-grade sections. The sections confirm that sampling is representative of the gold grades in the zones, reflecting areas of higher and lower grades.

- Drill hole intercepts as summarized in Table 11-2 and Table 11-3 appropriately reflect the nature of the gold mineralization; drill intercepts from the ongoing drill program (Table 11-6) indicate the program is encountering similar grades and intercept thicknesses to the data already collected.

- No material factors were identified with the data collection from the drill programs that could affect Mineral Resource estimation.





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

12.0   SAMPLING METHOD AND APPROACH

12.1   Geochemical Sampling

Geochemical samples were collected during early-stage exploration on the Project and are superseded by drill data.

All trench sampling consisted of chip samples of 3 m length along the trench bottom, with the exception of trench LCOT-19 where three 10 m samples were taken.

Grab and representative chip samples are placed in standard plastic rock sample bags, tagged and the locations recorded in a master database. The plastic bags are sealed using plastic pull ties. All geochemical samples are taken to the central logging facility at San Antonio prior to laboratory despatch.

12.2   RC Sampling

Cuttings were sampled in 5 ft (1.52 m) increments regardless of lithology, alteration, or mineralization. In the sample recovery process, a cyclone is set up to initially split the material in half using a vertical and a lateral discharge. When normal samples are collected, material from the vertical discharge (50%) is disposed and the side discharge goes through a second splitter to obtain two samples, each representing 25% of the total discharge. These two samples are collected and sealed with plastic pull ties in pre-numbered cloth bags (for wet material) or plastic bags (for dry material). One of the bags is later weighed and stored in large rice sacks in the fenced yard at the Pitalla warehouse as a duplicate, while the other is weighed and sent to the ALS Chemex preparation laboratory in Hermosillo.

All samples are taken by Pitalla staff in a pickup truck at the end of the shift to the central logging facility at San Antonio (about 10 minutes drive) where they are stored under lock and key in a gated and fenced compound (finca) with security guards watching the premises 24 hours per day. The core shack and yard in San Antonio village is rented from the family of one of the staff who acts as a daytime security guard.

The samples are packaged in rice sacks and trucked to the city of La Paz by bonded carrier and then by truck ferry (8 h) to the Mexican mainland in Sinaloa State. The truck then proceeds to Hermosillo, Sonora (8 h) and to the ALS Chemex preparation facility.

 



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San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

12.3 Core Sampling

All sampling is carried out at 1.52 m intervals. In a few areas of poor recovery, core samples can be combined into lengths greater than 1.52 m. The 1.52 m sample intervals are not tied to lithology, alteration or structure.

Core is split using a diamond saw. Fault zones (clay gouge) and other alteration, or small rubble zones are split with a spoon. Oxide core is normally solid clay and is cut in half (lengthwise) using a butcher knife; solid lumps are split with a hammer splitter.

One half of the core is put into individual sample bags while the other remaining half is retained in the core boxes and stored on site in San Antonio. The plasticized cardboard core boxes, standard in Mexico, can store four runs of 1.52 m.

12.4 Quality Assurance and Quality Control

The quality assurance and quality control (QA/QC) programs for the Project are discussed in Section 13.

12.5 Density (Specific Gravity) Determinations

A total of 119 pieces of drill core from Planes and Colinas domains were submitted to Oestec de Mexico S.A. de C.V. in Hermosillo, Mexico for specific gravity tests. Samples were coated in wax and weighed both dry and in water. Results of the tests are summarized in Table 12-1 and Figure 12-1.

Table 12-1:   Summary, Density (Specific Gravity) Determinations

Domain	Zone	Number of Determinations	Minimum SG	Maximum SG	Average SG
Colinas	Oxide	8	2.62	2.87	2.76
Colinas	Sulphide	23	2.41	2.93	2.70
Planes	Oxide	39	2.32	2.76	2.60
Planes	Sulphide	49	2.50	2.84	2.68
Total	Oxide	47	2.32	2.87	2.62
Total	Sulphide	72	2.41	2.93	2.69





Figure 12-1: Density Summary Figure















Bulk Density Measurements: ALL
N Measurements
Density g/cm3
Bulk Density Measurements: OXIDE, "WASTE"
N Measurements
Density g/cm3
Bulk Density Measurements: "INERTE"
N Measurements
Density g/cm3
Bulk Density Measurements: OXIDE, "ORE"
N Measurements
Density g/cm3
Bulk Density Measurements: SULPHIDE
N Measurements
Density g/cm3
Bulk Density Measurements: MIXED
N Measurements
Density g/cm3



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San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

12.6 Comment on Section 12

A description of the geology and mineralization of the deposit, which includes lithologies, geological controls and widths of mineralized zones, is given in Section 7 and Section 9.

A description of the sampling methods, location, type, nature, and spacing of samples collected on the Project is included in Section 10 and Section 12.

A description of the drilling programs, including sampling and recovery factors, are included in Section 11 and Section 12. All collection, splitting, and bagging of RC and core samples were carried out by either Echo Bay or Pediment Gold personnel, depending on the date of the drill program. No material factors were identified with the drilling programs that could affect Mineral Resource estimation.

Figures 11-2, 11-3 and 11-4 in Section 11, which show drill hole collar locations for Los Planes, Intermediate Zone and Las Colinas respectively, indicate that the sizes of the sampled areas are representative of the distribution and orientation of the mineralization.

Figures 7-4, 7-5, and 7-6 in Section 7 show approximate drill hole collar traces in relation to the orientation of the mineralization. The figures also show drill hole assay intervals include areas of non-mineralized and very low grade mineralization, and confirm that sampling is representative of the gold and copper grades in the deposit, reflecting areas of higher and lower grades. This is confirmed by the summary drill intercepts listed in Tables 11-2 and 11-3.

Data validation of the drilling and sampling program is discussed in Section 14, and includes review of database audit results.

In the opinion of the QPs, the sampling methods are acceptable, meet industry-standard practice, and are adequate for Mineral Resource estimation and PA-level conceptual mine planning purposes, based on the following:

- Data are collected following Project-approved sampling protocols;

- Sample collection and handling of core was undertaken in accordance with industry standard practices, with procedures to limit potential sample losses and sampling biases. Core-handling facilities are suitable for the logging and sampling of drill core;

- Sample intervals in RC and core drilling, comprising 1.52 m intervals, are considered to be adequately representative of the true thicknesses of





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NI 43-101 Technical Report on Preliminary Assessment



mineralization. Sampling is performed on strict sample increments regardless of lithology, alteration, or mineralization.

- Specific gravity determination procedures are consistent with industry-standard procedures;

- There are sufficient acceptable specific gravity determinations to support the specific gravity values utilized in waste and oxide and sulphide mineralization tonnage interpolations for a PA-level study.






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NI 43-101 Technical Report on Preliminary Assessment

13.0　SAMPLE PREPARATION, ANALYSES, AND SECURITY

From Project inception to date, Project staff employed by either Pediment Gold or Pitella were responsible for the following:

- Sample collection

- Core splitting

- Density determinations

- Sample storage

- Sample security.

13.1　Legacy Data

Information on the procedures and analyses for the Echo Bay data are limited. Wallis (2004) noted in the 2004 technical report on the Project that:

"The sample preparation and analysis procedures used at Las Colinas are not available at the present time. During the Las Colinas drill program, Echo Bay was also carrying out drilling programs at the nearby Paredones project and a sample prep lab had been set up on site. Analyses were carried out by Cone Laboratories in Denver using standard fire assay techniques. The author is familiar with this lab and it is considered to have an excellent reputation in the industry. RPA assumes that similar methods would have been used during the Las Colinas drilling. There is no record of any particular security measures undertaken by Echo Bay. RPA is of the opinion that the sampling and analytical procedures were carried out according to industry standards and that the assay results used in the historical resource estimate are considered reliable and representative of the mineralization on the property."

13.2　Analytical Laboratories

The primary analytical laboratory for the Pediment Gold drill programs has been ALS Chemex, Vancouver, Canada. ALS Chemex is an independent, privately-owned analytical laboratory group. The Vancouver laboratory holds ISO 17025 accreditation. The ALS Chemex preparation facility in Mexico is ISO-9000 accredited.

13.3　Sample Preparation and Analysis

A standard sample preparation procedure was used for samples, comprising:





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San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

- Crushing: >70% of crushed sample passes through a 2 mm screen

- Ringing: >85% of the ring pulverized sample passes through a 75 μm screen (Tyler 200 mesh)

- Samples received as pulps: >80% of the sample passes through a 75 μm screen.

Analyses comprised gold via fire assay with atomic absorption (AA) finish as well as by aqua regia digestion and inductively-coupled plasma (ICP) analysis to quantify trace elements. When needed, over-range Au analysis (>10 g/t Au) is made by fire assay and gravimetric finish.

13.4 Quality Assurance/Quality Control Programs

In general, the exploration geologists inserted one control sample (i.e. duplicate, certified reference material (CRM), or blank) every 10 drilled samples. Thus each mineralized interval, normally >30 m, typically contains two to three control samples. All CRM and blank material was obtained from "RockLabs Limited", and consisted of sulphide and oxide pulverized material with different certified Au content values.

From November 7, 2007 to January 3, 2008, sample pulps from the Chemex Hermosillo preparation laboratory were air freighted to the ALS Chemex assay laboratory in Reno. This was done to speed up assay turn around since the Vancouver facility was seriously over-booked. This practice was discontinued immediately following this date, as the assays from the Reno laboratory were found to be consistently 10% lower in Au grade than the assays from Vancouver. Samples from a total of 18 holes were sent. Upon Minera Pitalla identifying this problem the samples pulps were redirected to Vancouver. ALS Chemex have resolved this problem and those pulp assays meeting the QA/QC protocols are now included in the final data base.

13.5 Databases

The Project data are stored in a MS Access database.

All geological and geotechnical data for Pediment Gold drill programs were entered electronically directly into the system following paper logging in the field or at the core shack.

Assays for Pediment Gold drill programs were received electronically from the laboratory and imported directly into the database.





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NI 43-101 Technical Report on Preliminary Assessment

Drill hole collar and down hole survey data were manually entered into the database.

Data are verified by means of in-built program triggers within the mining estimation software. Checks are performed on surveys, collar co-ordinates, lithology data, and assay data.

Paper records were kept for all assay and QA/QC data, geological logging and bulk density information, downhole, and collar coordinate surveys.

13.6 Sample Security

Sample security relied upon the fact that the samples were always attended or locked at the sample dispatch facility. Sample collection and transportation have always been undertaken by company or laboratory personnel using corporately-owned vehicles.

Drill samples were prepared to a pulp at a sample preparation facility operated by ALS Chemex, and pulps were transported by laboratory personnel to the Vancouver analytical facility.

Chain of custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory.

13.7 Sample Storage

Half-cores are stored and entered into the San Antonio camp core storage warehouse.

13.8 Comment on Section 13

The QP are of the opinion that the quality of the gold analytical data are sufficiently reliable (also see discussion in Section 14) to support Mineral Resource estimation and that sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards as follows:

- Geochemical sampling covered sufficient area and was adequately spaced to generate first-order geochemical anomalies, and thus was representative of first-pass exploration sampling

- Drill sampling has been adequately spaced to first define, then infill, gold anomalies to produce prospect-scale and deposit-scale drill data. Drill hole spacing varies with depth. Drill hole spacing in the core of the deposit is about 40–





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NI 43-101 Technical Report on Preliminary Assessment

50 m. Drill hole spacing increases with depth as the number of holes decrease and holes deviate apart

- Sample preparation for samples that support Mineral Resource estimation has followed a similar procedure for all Pediment Gold drill programs. The preparation procedure is in line with industry-standard methods for shear-zone related gold deposits

- Exploration and infill RC and core samples were analysed by independent laboratories using industry-standard methods for gold analysis

- Typically, drill programs included insertion of blank, duplicate and standard reference material samples. QA/QC submission rates meet industry-accepted standards of insertion rates. The QA/QC program results do not indicate any problems with the analytical programs, therefore the gold analyses from the RC and core drilling are suitable for inclusion in Mineral Resource estimation

- Data that were collected were subject to validation, using in-built program triggers that automatically checked data on upload to the database

- Verification is performed on all digitally-collected data on upload to the main database, and includes checks on surveys, collar co-ordinates, lithology data, and assay data. The checks are appropriate, and consistent with industry standards

- Sample security has relied upon the fact that the samples were always attended or locked in the on-site sample preparation facility. Chain-of-custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory

- Current sample storage procedures and storage areas are consistent with industry standards.





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14.0 DATA VERIFICATION

A number of data verification programs and audits have been performed over the Project history, primarily in support of compilation of technical reports on the Project.

14.1 Roscoe Postle Associates (2004)

During a 2004 site visit RPA took eight samples from the various dumps and trenches from the area explored by Echo Bay. In addition, three samples were taken from old workings within several hundred metres of the highway on the south part of the Cirio concession south of San Antonio. Samples were delivered by RPA directly to ALS Chemex in Hermosillo, where they were prepared, and then assayed in the ALS Vancouver laboratory using standard assay techniques. Although direct comparisons with the Echo Bay sample results were not possible as Pitalla did not have access to the detailed Echo Bay data, the samples indicated the presence of gold and silver and substantiated the general tenor of the mineralization.

14.2 Derry, Michener, Booth & Wahl Consultants Ltd. (2008)

At Derry, Michener, Booth & Wahl's recommendation a catch-up lot of 10 mineralized intervals from previously assayed holes were sent by bonded carrier to the ALS Chemex Hermosillo laboratory with instructions to forward the reject pulp, including control samples, blanks, standards and duplicates to the ACME preparation laboratory in Guadalajara, Jalisco. Derry, Michener, Booth & Wahl reported that all samples passed QA/QC checks.

An RC hole was twinned by a core drill hole. The cored hole was offset about 5 m and the intersections are about 10 m deeper. Derry, Michener, Booth & Wahl (2008) note that:

"the average grade-thickness products in the lower intercept are too variable."

14.3 Herdrick and Giroux (2009)

Duplicate, CRM and blank sample submissions were examined and found to indicate no concerns with sample preparation.

Five RC holes were twinned by core drill holes. the cored holes had an offset of about 5 m and the intersections were approximately 10 m deeper; however, the zone continuity was confirmed by geology, mineralization, and the average Au content-length products (gram meters results).





14.4   AMEC (2010)

AMEC performed a database review in support of the PA.

14.4.1   Drill Collars

Most drill collar locations have a field entry indicating the survey was "total station". All records with this entry have x, y, and z coordinates entered to the nearest 0.01 m. Three drill collars may have an elevation rounded to the nearest 10 m. A number of holes appear to have either the x or y entries (or both) rounded to the nearest meter, possibly as a consequence of truncation of the data. These entries should be checked and in the three cases where the rounded elevation cannot be verified against source documentation, the hole location should be re-surveyed.

14.4.2   Down-hole Surveys

There is no field in the survey table to indicate method but there are two fields for azimuth indicating a correction for magnetic reading, although there are 11 survey points where only the corrected azimuth field has an entry (in drill holes 07PLRC-76, 08LCDD-26 through 08LCDD-29, 08LCRC-138, and 08PLRC-154. There appears to be one erroneous entry where the correction value was subtracted rather than added, for drill hole 08PLRC-167 at depth 36.576 m. The error will not have any impact because that drill hole is vertical, but it should be corrected. AMEC recommends the 1972 declination corrections that are currently in use be updated in the survey table before the next run of a resource model. The difference is too small to have a significant impact on the current resource estimate; the corrections are a minor but desirable refinement of sample locations.

One drill hole that appears in the collar table lacks any entry in the survey table: 08PLRC-153. There are 14 unsurveyed drill holes that have drilled lengths exceeding 250 m. Three of these drill holes are in Fandango prospect area and may not be of immediate interest. Five drill holes have at least one mineralized sample interval (defined for this purpose as Au >0.4 g/t) that extends below 250 m.

A plot of dip deviations relative to -90º for vertically-collared RC holes shows mostly minor dip deviations. A linear fit can be used to obtain an equation for applying a dip correction. This correction is small, indicating the elevation of a sample at a drilled depth of 400 m would be moved upward by less than 1 m. Applying a dip correction to unsurveyed vertical RC drill holes is therefore not warranted in AMEC's opinion.

There are only 16 surveys of RC drill holes inclined between -45º and -65º. Drill hole 08PLRC-139 likely has an incorrect entry for the collar azimuth because it differs





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NI 43-101 Technical Report on Preliminary Assessment

greatly from all the surveys. This drill hole collar entry should be investigated and corrected. The dip steepens with increasing depth in a fairly predictable way. The unsurveyed holes using a linear projection of the collar heading will therefore on average locate geologic contacts and samples at a somewhat shallower depth than would be the case if the drill holes were surveyed. The amount of offset is significant at depths exceeding 200 m and a dip correction is warranted in future resource models.

The change in azimuth of inclined drill holes tends to reflect a clockwise change because the drill steel rotates clockwise. Hence the change in azimuth with depth tends to be positive. The azimuth correction should be included with the dip correction in creating modeled survey points for unsurveyed drill holes in order to minimize systematic error in sample locations in unsurveyed holes.

The data are very limited and any additional down hole survey data should be included to determine the equation for dip and azimuth corrections prior to the next run of the resource model.

The number of unsurveyed inclined drill holes is too small to have a material effect on the current resource model. This should be regarded as a needed refinement to future models to help improve the estimate.

14.4.3   Drill Sample Coverage

Some drill holes that are collared in alluvium or colluvium were drilled and cased using different equipment. The cased portions of such holes were not sampled. Casing is set in these holes to bedrock. At several drill sites, the bedrock was not reached before casing was exhausted and the hole was terminated without any sampling. Sampling in most drill holes is nearly complete with the exception of the first interval and in some cases an upper portion in gravels that was pre-drilled and cased. Only one of these drill holes, SA96-90, appears to have a significant unassayed portion below the uppermost sample (i.e. below the pre-collar). This drill hole is an older drill hole with significant gold mineralization, but perhaps not by 1996 standards, which appears to have been intermittently sampled. If possible, it should be re-sampled and re-assayed in its entirety, using a shorter sample length.

14.4.4   RC Sample Intervals

The initial RC sample interval varies from 1 m to 2.44 m (except for two RC holes with pre-collars, SA96-90 and 08PLRC-113). Of 180 RC drill holes in the assay table, all but two (07PLRC-06 and SA96-90) have an Au grade entered for this first interval. This grade, 0.0025 g/t Au, is probably an assigned rather than an assay value, equal





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

to half the detection limit. There are 46 other drill holes that have this value for the first interval and there is no easy way to judge where the value is assigned and where it is sampled.

Most other RC sample intervals have lengths of 1.50 m to 1.53 m, corresponding to four samples per 20 ft drill rod. The RC drill holes with unusual sample lengths are SA95-43 and SA95-47 (1 m intervals); and SA96-90 (long variable lengths). Some errors noted with overlapping and inconsistent sample intervals were corrected during upload to the resource modelling software, but need to be corrected in the assay table before the next update of the resource model.

14.4.5   Core Sample Intervals

Core sample interval lengths vary from 0 m to 12.00 m; most sample intervals are between 1.5 and 3.0 m long.

14.4.6   Assay Verification Checks

Approximately 10% of assay reports were semi-randomly selected for verification of the ALS Chemex Au fire assay results. Of 5,558 records, AMEC identified 25 results that did not match. Twenty-two of the 25 non-matching results were located in certificate HE07132725. Pediment Gold personnel had already noted that the certificate was erroneous and required laboratory re-issue:

"Results reported in the database belong to a first rerun on these samples (check file "UUUJ_HE07132725, HE08016813.xls"); however, a corrected certificate was not issued by the lab. A corrected certificate has to be requested to ALS."

One of the remaining three results was located in certificate HE08062368 and did not agree because it was the average of the original and two reported checks. AMEC only averaged the original and one check field when calculating results for comparison. The remaining two results were in certificate HE08089141; AMEC was provided with an explanatory table which showed that these two values had been corrected, with the explanation *"Do not match Lab assay"*. The cause of these two mismatches is not fully understood, but the frequency of such exceptions is acceptably low.

14.4.7   QA/QC Review

AMEC reviewed laboratory and project CRM results and found the extent and nature of the CRMs sufficient. CRMs included certified reference materials from Rocklabs



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San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

and other widely-recognized vendors. Project materials have certificates, as do most of the laboratory's controls.

For field duplicates, including RC sample duplicates, AMEC regards good performance as 90% of duplicate pairs of 'mineralized' samples agreeing within ± 30%. Only about 60% of the duplicate pairs agree this closely. In the case of gold projects having a substantial nugget effect, the best that can be achieved is 90% of pairs agreeing within ± 40%; this was met in about 70% of pairs in 2007 and in about 75% of pairs in 2008.

The project does not have any coarse reject duplicates. AMEC recommends that re-splits of 50 to 100 coarse rejects randomly selected from mineralized drill intercepts be re-split, then prepared and assayed using the same procedures as the original assays. This will provide additional information to determine whether improving the sampling (i.e. collecting a larger sample mass at the drill rig) or improving the preparation (e.g. crushing more finely, using rotary splitter, preparing a larger sample pulp) will be most effective at improving overall precision.

For pulp duplicates, AMEC regards good performance as 90 percent of duplicate pairs of 'mineralized' samples agreeing within ± 10%. This criterion is met for the 2008 data and is nearly met for the 2009 results. From this, AMEC concludes that improvement in precision can be achieved by upgrading either the sampling methodology or the sample preparation procedure rather than upgrading the assay procedure.

14.4.8 RC Down-Hole Contamination Evaluation

AMEC evaluated RC holes for down-hole contamination by looking at the distribution of gold grades in drill sample intervals located below high-grade intercepts that might contaminate some of the samples below them. The cyclicity check seeks a pattern of gold grades where the first sample collected when a drill rod is added shows a higher grade than the other three samples collected before another drill rod is added. This can occur if more mineralized material washes down the drill hole each time the hole is raised off the bottom of the hole and depressurized in the process of adding a drill rod. In addition, the frequency ("decay analysis") with which the samples above gold spikes are higher in grade than their corresponding samples below spikes should be similar to the frequency of samples below spikes having higher grade than samples above such spikes.

Cyclicity candidates were identified by selecting portions of drill holes located below sample intervals with a gold grade exceeding 10 g/t. None of the selected drill intervals gives a compelling case for downhole contamination.





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San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

Local maxima of Au grade exceeding 3 g/t were selected for decay analysis. The candidate intervals were higher in grade than the four nearest samples below them and the four nearest samples above. Some of the asymmetric distributions of the decay analysis are at or near the water table or the transition from sulphide to oxidized rock. Ponding of hydrothermal solutions below a less permeable rock facies may have created the disproportionate frequency of these down-hole skewed grade distributions. The occurrences warrant more study.

14.4.9   Specific Gravity Checks

The density of the mineralized oxide material is more variable and slightly lower than the sulphide mineralized material. There are adequate measurements to make density assignments in AMEC's opinion, except for the "mixed" category.

14.5   Comment on Section 14

The process of data verification for the Project has primarily been performed by external consultancies. AMEC considers that a reasonable level of verification has been completed, and that no material issues would have been left unidentified from the programs undertaken.

The QPs, who rely upon this work, have reviewed the appropriate reports, and are of the opinion that the data verification programs undertaken on the data collected from the Project adequately support the geological interpretations, the analytical and database quality, and therefore support the use of the data in Mineral Resource estimation, and in the PA:

- No material sample biases were identified from the QA/QC programs

- Sample data collected adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits

- External reviews of the database have been undertaken in 2004, 2008, and 2009, producing independent assessments of the database quality. No significant problems with the database, sampling protocols, flowsheets, check analysis program, or data storage were noted

- AMEC performed an approximate 5% data check in 2010; no significant data issues were noted

- Drill data are typically verified prior to Mineral Resource estimation, by running a software program check.





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

15.0   ADJACENT PROPERTIES

There are no immediately adjacent properties that are at the same stage of development as the Project.





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

16.0   MINERAL PROCESSING AND METALLURGICAL TESTING

Where the term "ore" is used in this section, it denotes material that can be mined at a profit using heap leach methods, includes material classified as Inferred Mineral Resources, and does not refer to mineral reserves.

16.1   Legacy Metallurgical Testwork

Wallis (2004) reported that Echo Bay had metallurgical testwork carried out by the Colorado Minerals Research Institute (CMRI), in 1997, as follows:

"Two samples of RC drill cuttings grading 1.07 and 1.6 g/t Au respectively, were found to contain pyrite with minor pyrrhotite, arsenopyrite and other sulphides, along with very fine-grained gold. Gravity test recovered only minimal gold, 9% and 16% respectively. Bottle cyanidation of the cuttings, nominally 7 to 10 mm in size, resulted in gold recoveries ranging from 48% to 63% with reasonable sodium cyanide consumption at approximately 1 kg/t. The samples responded well to flotation and cyanidation of the reground concentrate indicated 98% to 99% recovery of the gold. Sodium cyanide consumption was high at 2.7 to 2.8 kg/t of ore because of the presence of copper sulphides and pyrrhotite in the concentrate. Further testing was recommended."

16.2   Pediment Gold Metallurgical Testwork

Bottle roll metallurgical tests were conducted by the independent SGS Metallurgical Laboratory, located in Durango, Mexico, on behalf of Pediment Gold in 2008. Tests were performed on nine composites made from 99 samples taken from Los Planes RC drill cuttings. Selections were made of three grade categories: high, medium, and low grade, and three mineral types: oxide, mixed, and sulfide.

The average gold recovery for all nine composites after 96 hours of testing was 78.5%, with a variance from 88.6% for high-grade oxidized material to 67.7% for high-grade sulphide material (Herdrick and Giroux, 2009).

Sample material of split diamond drill core from the Los Planes mineral deposit drilled area was collected in 2008 and sent to the independent Metcon Research laboratory in Tucson, Arizona for column and bottle roll testing with cyanide leaching methods. The primary objective of this test program was to generate gold and silver extraction and cyanide and lime consumption data at two different crush sizes and three mineralization types. Results discussed in the following sub-sections are from bottle





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

roll leach testing conducted at minus 10 mesh and open cycle column leach testing conducted at 80% passing 3/8" (10 mm) and 1-1/2" (38 mm) crush sizes.

16.2.1 Agitated Cyanide Leach Tests

Prior to conducting the column leach study, an agitated cyanide leach test was conducted on the oxide, mixed and sulfide composites at minus 10 mesh size. This test provided data relative to expected precious metal extraction and the lime and cyanide consumptions for all three material types. This information was utilized to select initial leach parameters for the column leach tests conducted on the three composites.

The agitated cyanide leach test was conducted under the following conditions:

- Leach cycle of 72 hours at a pulp density of 33% solids

- Leach solution containing 1 g/L cyanide, with the lime addition to maintain pH of solution 10.5 to 11.5.

Results are summarized in Table 16-1.

Table 16-1:   Summary of Results - Preliminary Bottle Roll Cyanide Leach Test

Test No.	Sample ID	Crush Size	Calculated Head		Reagent Consumption		Cumulative Extraction	
			Au (g/t)	Ag (g/t)	NaCN (kg/t)	CaO (kg/t)	Au (%)	Ag (%)
BR- 01	Oxide	- 10 mesh	0.80	0.28	0.06	2.00	80.24	82.42
BR- 02	Mixed	- 10 mesh	0.89	0.59	0.27	2.09	79.89	99.16
BR- 03	Sulfide	- 10 mesh	2.69	1.74	0.70	1.38	63.23	42.54

Cyanide leach data indicated the following:

- The lowest achieved gold extractions among three composites were for the sulfide sample. The oxide and mixed composite samples showed similar gold extractions

- Leaching of the sulfide composite had the highest cyanide consumption of the three samples

- Similar lime consumption was noted for the oxide and mix composites, while the sulfide composite exhibited lower lime consumption.

16.2.2 Crush Size Open Cycle Column Leach on Oxide Composite

The open cycle column leach tests were conducted at 80% passing 3/8" (10 mm) and 1-1/2" (38 mm) crush sizes. Single test charges from the oxide composite sample





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

were reconstituted after screening and loaded into 8" (200 mm) diameter PVC columns to a height of approximately 3.5 m. Prior to loading the columns, lime was added to the test charge. The columns were subjected to open cycle leaching using a feed solution containing 0.5 g/L sodium cyanide at a pH of approximately 10.5. Throughout the leach cycle, the pH of the feed solution was adjusted using lime in an attempt to maintain an effluent pH between 10.5 and 11.0.

Results are summarized in Table 16-2.

Table 16-2: Summary of Results – Open Cycle Column Leach on Oxide Composite

Test No.	Sample ID	Crush Size	Extraction		Reagent Consumption	
			Au (%)	Ag (%)	NaCN (kg/t)	CaO (kg/t)
CL - 01	Oxide	p80 10 mm	80.65	64.13	0.06	1.80
CL - 02	Mixed	p80 38 mm	75.15	61.39	0.06	1.58

Significant results of this program were:

- The finest crush size achieved slightly better gold and silver extraction than the coarser crush size

- The cyanide consumption was not increased by finer crushing

- The lime consumption was increased by finer crushing.

16.2.3 Mineralization-type Open Cycle Column Leach Test Work

Three column leach tests were conducted to evaluate the gold leaching characteristics and the cyanide and lime consumptions on three material types (oxide, mixed and sulfide mineralization). Similar column heights, feed solution additions and pHs were maintained to the earlier open cycle column leach tests.

Results are shown in Table 16-3.

Table 16-3: Summary of Results – Open Cycle Column Leach Study

Composite ID	Test No.	Crush Size	Calculated Head		Cum. Extraction		Reagent Consumption	
			Au (g/t)	Ag (g/t)	Au (%)	Ag (%)	NaCN (kg/t)	CaO (kg/t)
Oxide	CL - 01	p_{80} 10 mm	0.87	0.31	80.65	64.13	0.06	1.80
	CL - 02	p_{80} 38 mm	0.81	0.29	75.15	61.39	0.06	1.58
Mixed	CL - 03	p_{80} 10 mm	0.85	0.58	71.87	35.59	0.33	1.84
Sulfide	CL - 04	p_{80} 10 mm	2.98	1.49	47.10	26.21	0.45	0.92

The column leach test work data indicated the following:





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- The gold and silver extraction gradually decreased with the amount of sulfide mineralization present in the sample

- The cyanide consumption was incrementally increased when the sulfide content increased

- The sulfide mineralization revealed low lime consumption when compared to the oxide and mixed composites

- Amount of residual gold within all size fractions was very similar (around 0.2 ppm), for two different particle size oxide composite samples (CL-01 and CL-02), which indicates that particle size does not have a very significant effect on gold extraction. A similar observation can be made for the mixed composite (CL-03)

- Unlike previous samples, the amount of gold in the leach residue of the sulfide composite varies considerably depending on the size fraction. For the particle sizes greater than 6 mesh, the amount of gold in residue is significantly higher, which results in significantly lower gold extraction rates. It is obvious that particle size is important in determining the gold extraction for the sulfide heap leach material.

For both oxides and sulfides:

- Limited degradation of the material was observed during the column leach testing as indicated by the weight gain in the minus 10 mesh fraction for the three composites. Oxide samples showed higher degradation than sulfide samples

- Leach solution percolation problems were not identified during the column leaching process.

16.3   Testwork Review

AMEC reviewed the results of the tests, and concluded:

- For oxides, the column leach studies revealed a low dependency on a fine crush in order to generate high levels of gold extraction. The best results were obtained at P80 3/8 inch (10 mm) crush size, with an approximate 5% increase over the results obtained at P80 1-1/2 inch (38 mm)

- The column test results support criterion selection of 75% recovery for a PA-level study of ROM leaching of oxide and transition material

- For sulfides, the column leach studies revealed a significant dependency on a fine crush in order to generate high levels of gold extraction





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- The column test results support criterion selection of 50% gold recovery by heap leaching sulfide mineralized material crushed to minus 10 mm. A significant reduction in gold recovery would be anticipated for ROM leaching

- The bottle roll test results support a criterion selection of 80% gold recovery by agitation leaching of milled oxide mineralization in a conventional CIP and pressure Zadra stripping circuit

- The bottle roll test results support a criterion selection of 65% gold recovery by agitation leaching of milled sulfide mineralization in a conventional CIP and pressure Zadra stripping circuit

- The column sodium cyanide consumptions ranged from 0.06 kg/t to 0.45 kg/t. The cyanide consumption was increased when the sulfide content increased

- For purposes of the PA, mixed mineralization can be expected to behave as oxide mineralization.

16.4 Balance Calculations

Balance calculations were performed for the processing concepts, but because of the limited testwork, were not used as the basis for the capital and operating cost estimates discussed in Section 19.

16.4.1 Heap Balance Calculation

Oxide/Transition Material

Heap leach balance calculations for the Ox/Tran material are based on ROM heap leach at a rate of 11,000 t/d or 4 Mt/a. The assumption is that ROM ore (top size of 1,200 mm) from the open pit will be delivered by trucks to the heap leach facility. Calculation of the heap leach balance resulted in a pregnant leach solution (PLS) estimated flow of 794 t/h, carrying 348 g/h gold. The water make up requirement was calculated at 62 m^3/h based on assumed losses to windage/evaporation and wetting of new ore from bone dry to the saturation point. This saturation is the drained moisture content of oxide material crushed to -3/8 inch (-10 mm) in Metcon test CL-01. ROM ore could be expected to retain less moisture.

Crushed Sulfide Ore

Heap balance calculations for the crushed sulfide ore are similarly based on a crushed ore heap leach at a rate of 11,000 tonnes per day. Ore has been crushed through three stages of crushing (to a particle size p_{80} of 3/8 inch or 10 mm), conveyed and





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stacked onto the heap leach pad. Calculation of the heap leach balance for the sulfide ore resulted in the pregnant leach solution (PLS) flow being 794 t/h carrying 360 g/h gold. The water make up requirement was calculated at 54.5 m^3/h based on assumed losses to windage/evaporation and wetting of new ore from bone dry to the saturation point. This saturation is the drained moisture content of sulfide material crushed to -3/8 inch (-10 mm) in Metcon test CL-04.

16.4.2   Water Makeup

Heap leaching of crushed sulfide material at 11,000 t/d is expected to govern the process water requirement due to the higher saturation moisture for crushed rock; consequently, the total supply estimate of 93 m^3/h is based on an average heap leach use of 55 m^3/h. This figure includes 14 m^3/h mine consumption for dust suppression and drill water, 6 m^3/h sanitary consumption, and 19 m^3/h contingency. Total annual mine consumption is estimated at approximately 815,000 m^3.

16.5   Proposed Process/Equipment Description

16.5.1   Oxide/Transition

For the first three years, while sulfide ore is still unavailable, ROM oxide and transition material from the open pit are proposed to be transported by trucks to a heap leach facility at a rate of 11,000 t/d. As mine life progresses, less and less Ox/Tran material will be available, and the ROM heap leach throughput will be supplemented by crushed sulfide leach throughput for a total of 11,000 t/d.

Gold from the pregnant leach solution will be recovered in an adsorption, desorption and regeneration (ADR) plant using carbon in column (CIC) contacting. This plant will be common for both Ox/Tran and sulfide ore types.

16.5.2   Crushed Sulfide Ore

Unlike the Ox/Tran flowsheet, which is relatively simple, the planned sulfide flowsheet is more complex because sulfide mineralization requires crushing to p80 of 10 mm prior to cyanide exposure. To accomplish this, a materials handling facility incorporating crushing, screening, stockpiles, conveying to the heap and automated stacking is required.

The ROM ore with a maximum size of 1,200 mm will be delivered by mine trucks to the ROM bin. The bin hopper will discharge onto a vibrating grizzly feeder at a rate of 982 t/h. Undersize material, (- 152 mm) will be delivered to the coarse ore stockpile,





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which will have a live capacity of 11,000 t. Oversize material will be introduced to the jaw crusher for primary crushing, which will be done in two eight-hour shifts per day. Material discharged from the crusher will also be delivered to the coarse ore stockpile.

From the coarse ore stockpile, material will be transported at a rate of 611 t/h to the secondary screen in the secondary crushing circuit. Undersize product (-16 mm), will be delivered to the heap leach feed stockpile. Oversize will be fed to the secondary cone crusher. Cone crusher discharge will feed the tertiary screening/crushing circuit, which is operated on the basis of three eight-hour shifts.

Product from the secondary and tertiary crushers will be introduced to the single tertiary screen. Oversize is collected in the tertiary crushing feed bin. Two vibrating feeders will discharge the bin to two tertiary cone crushers, (identical to the secondary crusher); crushed product will return to the tertiary screen. Undersize will be heap leach feed; it will be combined with secondary screen undersize at the heap leach feed stockpile. This blended material is expected to be 100% -16 mm (p80 10 mm).

From the heap leach feed stockpile, a portable horizontal conveyor with a tripper and "grasshopper" conveyors will transport mineralization, together with added lime, to the radial stacker for construction of the current lift.

16.6   Proposed Heap Leach Facility

The preliminary design for the Project consists of the following key elements:

- A permanent leach facility with mineralization stacked in 6 m lifts. The heap is designed as a permanent single-use facility, and will require topography suitable to contain the storage capacity requirements that will provide a positive flow of solution to an external solution collection area and ensure side slope grades that allow construction of stable liner systems and stable geotechnical conditions

- A maximum ore height over liner of 36 m

- A composite liner system to contain process solutions within the facility

- Upstream and hillside diversion channels to collect and route surface water runoff around the facility. Non-impacted surface water flows will be routed through engineered surface water channels and discharged down-gradient of the facility

- PLS pond, barren pond and contingency (storm) pond to provide operational flexibility, contingency capacity for upset conditions, and to allow environmental monitoring. The contingency pond will located adjacent to the PLS pond, and connected to it by a lined spillway. During extreme climatic conditions, excess





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solutions from the leach pad will be discharged by gravity overflow to the contingency pond via a spillway from the PLS pond

- Integrated leak collection and recovery system (LCRS) layer and sump for the PLS pond.

For the ROM Ox/Tran heap leach ore, -1,200 mm material will be stacked on permanent pads, and leached with dilute cyanide solution. For the sulfide mineralization, prior to leaching, material will be crushed to p80 10 mm to give good exposure of the gold mineralization to cyanide solution while still obtaining reasonable percolation rates.

Barren solution will be fortified with fresh sodium cyanide and water at the barren solution tank in the ADR plant. The fresh solution will be pumped to the barren pond from which the solution will be distributed onto the heaps using emitters or plastic sprinkler heads. Mineralization will be stacked in lifts of 6 m, incorporating setbacks to achieve stable overall side-slopes. Cyanide solution will percolate through the heap, dissolving the gold. The pregnant solution will be collected in drainage pipes laid out above a watertight pad, which will be sloped to permit the pregnant solution to drain. It will flow by gravity into channels for transfer to the pregnant solution pond.

From the pregnant solution pond, pregnant leach solution (PLS) will be pumped to the CIC adsorption circuit. Here, gold from the heap leach effluents will be recovered by counter current adsorption on activated carbon.

In typical continuous carbon-adsorption operations, the gold cyanide effluents from heap leach are pumped upward through three to five columns which contain granular activated carbon. Barren solution from the carbon adsorption system is made up with water and cyanide and pumped to the barren solution pond.

Prior to the desorption/stripping process; activated carbon is introduced in batches to the acid wash circuit. Here, hydrochloric acid is added to remove any residual lime and/or heavy metal oxides from loaded carbon. Spent hydrochloric acid is disposed as waste, and washed activated carbon is introduced to the carbon desorption circuit. Gold recovery from washed activated carbon is accomplished by desorbing the gold and silver mineralization from carbon, batchwise, in the stripping column. The pressure Zadra process employs a 1% NaOH; 0.1% NaCN strip solution at steam pressure and 140° C to desorb the gold and silver from carbon. Eluate, or strip solution is sent to the electrowinning process. Stripped carbon is sent to the carbon reactivation or regeneration process.





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Carbon from the stripping process is re-activated by heating it to 700° C, with no oxygen present, in a rotary kiln. Reactivated carbon is returned to the carbon adsorption process. Carbon losses in the ADR plant are usually between 5% and 10%, necessitating introduction of new carbon to the circulating inventory.

Strip solution is introduced to the electrowinning (EW) circuit, where gold is recovered by electrolysis in the form of EW sludge. Sludge that contains gold is pumped to a filter press. The press cake is dried and smelted in an induction furnace for doré bullion production. Depleted electrolyte is recycled to the carbon desorption vessel to repeat the stripping process.

16.7   Metal Plan (Recovery Assumptions)

Metal production from the heap leach, in produced ounces, is projected to average 82.5 kozs over the proposed eight years of production, Year 1 to Year 8. Peak production is anticipated to be 90.4 kozs in Year 4. The production projection includes consideration of Inferred Mineral Resources.

Figure 16-1 shows the expected contained Au ounces, the recoverable Au ounces projected, and the Au ounces to be produced. Initially when Ox/Tran material is placed on the pad, the contained Au ounces are expected to be in the range of 120 kozs. Later, when sulfide mineralization becomes a significant component of the material placed, contained ounces are expected average above 150 kozs. The relatively constant recoverable ounces over the life-of-mine (LOM) are the result of the higher grade and lower realized recoveries for sulfide versus the Ox/Tran material.

The difference between the recoverable ounces and the produced ounces is the implied recovery curve. Specifically, AMEC has assumed that 85% of the recoverable Au ounces are produced in the first year that they are placed on the pad and 15% of the recoverable Au ounces are produced in the second year that they are placed on the pad. Note that the test columns were run for 111 to 120 days. The delayed recovery results in a minor amount of gold production, 11.8 kozs, in Year 9, the year following the end of pit production.





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Figure 16-1: Projected Metal Plan



16.8   Comment on Section 16

In the opinion of the QPs, the metallurgical test work conducted to date supports the declaration of Mineral Resources based on the following:

- The metallurgical testwork completed on the Project has been appropriate to establish process routes that are applicable to the mineralization styles

- Tests were performed on samples that were representative of the oxide, mixed and sulphide mineralization for the purposes of establishing the optimal mineralization treatment route

- Recovery factors were estimated for the leach process route. Overall the average life-of-mine recovery is estimated at 61.6%

- Recovery factors are appropriate to the mineralization types and selected process route. Recovery factors are preliminary and have yet to be confirmed in an production environment

- Ore hardness, reagent consumptions and process conditions are appropriately determined to establish conceptual process operating costs. Metallurgical operating costs were benchmarked, as there were insufficient metallurgical





testwork data for Project-specific determination of mineralization hardness or reagent consumptions

- The process route will use conventional technology.

In terms of fine-tuning the plant design for future, more advanced studies, AMEC notes the following:

- Further leach test work, particularly on ROM ore, is recommended to establish gold and silver extraction rates and final recoveries. Due to a lack of test work, the assumed gold recovery for the dump ROM leach process on sulfides is 25%. This number is based on AMEC's experience from other projects treating mineralization similar in size with similar mineralogy, and on preliminary model work

- Test work to optimize leach process parameters such as: crush size; leach solution application flow rate; cyanide concentration in the leach solution; lift height and lime addition, is required in order to confirm the criteria

- Potential metallurgical variability over the deposits must be evaluated by a combination of bottle roll and column leach tests on samples selected to fully represent the material to be processed

- Further leach test work, including analytical and mineralogical examination of heads and metallurgical products is recommended to evaluate precious metals liberation at coarser sizes and the association with other minerals present in the deposits of the San Antonio Project.





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17.0   MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

To support declaration of Mineral Resources for purposes of the PA, AMEC reviewed and audited Pediment Gold's resource model as completed in 2009 by Giroux Consultants Ltd (Giroux).

17.1   Database

The database was closed by AMEC for estimation purposes as at 30 March 2010. A total of 242 drill holes were available with a combined 26,613 gold assays.

For database purposes, the Los Planes deposit was renamed "Planes", the Las Colinas deposit "Colinas", and the Intermediate deposit "Intermedia".

17.2   Geological Models

Three mineralized grade shell zones of ≥0.1 g/t Au were constructed (Figure 17-1).

Figure 17-1: Isometric View showing Domains and Drill Hole Traces





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The assay data base was tagged with a domain code based on the three geologic solids; Colinas, Planes and Intermedia (Intermediate). All assays outside these three solids were coded as waste.

A block model with blocks of 10 m x 10 m x 5 m in dimension was built to encompass all three mineralized domains. For each block the percentage below surface topography and percentage within the mineralized solids was obtained by "needling"[2] in Gemcom software. In addition each block was compared to an overburden or sand surface and an oxidation surface with the percent recorded. The model is not rotated.

17.3   Examination of Extreme Values (Grade Caps)

The grade distribution for gold was examined (Herdrick and Giroux, 2009) in each domain using lognormal cumulative frequency plots to determine if capping was required. Caps, as summarized in Table 17-1 were applied to the domains.

Table 17-1:   Grade Caps

Domain	Strategy	Cap Level (g/t Au)	Number Samples Capped
Colinas	2SDAMP2	3.8	5
Planes	2SDAMP2	33.2	6
Intermediate	2SDAMP2	2.5	2
Waste	2SDAMP3	1.5	49

Establishment of grade caps for a mineral deposit is typically at the discretion of the QP. AMEC reviewed the 2009 caps using a decile analysis, which indicates that an appropriate capping level, on a deposit-wide basis, is about 9 g/t Au.

AMEC recommend that results from a comprehensive study using a number of different capping methods, such as histograms, probability plots, indicator correlation plots, decile analysis and metal at risk be reviewed to determine if a consensus exists and the appropriate level of capping. AMEC is of the opinion that the capping method employed in the 2009 estimate is acceptable for resource estimation and mine planning.

---

2 Needling is essentially a numerical integration technique and can be likened to inserting thousands of needles through the solids. The number of needles required per cell depends on the necessary level of accuracy and can be set by the user, as can the cell dimensions. This is a benefit, as needle density can be increased if the ground surface is complex. Evaluating with different needle densities and cell configurations can be used to express a quasi-probabilistic establishment of a range of possible volumes. Individual tracts can be evaluated by setting lateral extents, as long as the tract is rectangular (one could, however, subdivide non-rectangular tracts).





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17.4 Composites

The drill holes were "passed" through the mineralized solids and the points at which the drill holes entered and exited the solid was determined. Uniform down-hole composites, 5 m in length, were formed to honour the solid boundaries. Hole segments at the domain boundaries, which were less than 2.5 m, were combined with the adjoining sample to produce a uniform support of 5 m ± 2.5 m.

17.5 Variography

Pair-wise relative semi-variograms were produced first in the horizontal plane to determine the direction of maximum continuity. Semi-variograms were then produced in the vertical plane perpendicular to the direction of maximum continuity.

In the Planes and Colinas domains a geometric anisotropy was determined and nested spherical models were fit to the three principal directions. For the Intermedia domain there was insufficient data to produce a model so the model for the Planes domain was used.

The nugget to sill ratio, a measure of sample variability, was fairly high at 45% for the Planes domain and a reasonable 29% for the Colinas domain.

For samples outside the mineralized solids an isotropic, nested, spherical model was fitted to gold.

17.6 Grade Interpolation

Gold grades, for all blocks with some percentage inside the three mineralized domain solids, were interpolated using ordinary kriging (OK). The kriging procedure was completed in a series of passes with the search ellipse for each pass a function of the semivariogram range. The search ellipse was aligned along the three principal semivariogram directions.

The first pass used a search ellipse with dimensions equal to ¼ the gold semivariogram range in each of the three principal directions. A minimum of four composite were needed within this ellipse to estimate the block. The maximum number of composites allowed from any given drill hole was three. If the required four composites were not found the search ellipse was expanded to ½ the range in Pass 2. A third pass at the full range and a fourth pass, if required, at twice the range were completed. In all cases if more than 12 composites were found, the closest 12 were used.





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Finally for every block, on the edges of the mineralized solids, with some percentage of waste present, a waste grade was estimated in a similar manner using only composites outside the mineralized solids. The total grade for the block was a weighted average of the mineralized and waste portions.

17.7 Model Checks

17.7.1 Composite Checks

AMEC created a new 5 m composite file from an assay database provided by Pediment Gold, and retagged the assays and composites by using Pediment Gold-supplied domain solids. AMEC noted that the differences between the original composite file created by Giroux and AMEC's composite file are insignificant, with differences of <2%.

17.7.2 Nearest-Neighbour Checks

AMEC created a nearest-neighbour (NN) model using the same orientation parameters as the 2009 OK model.

AMEC checked the model estimates of Au grades for global bias by comparing the means of the OK grade to the NN grade for blocks within 50 m drill grid spacing. A relative percentage value of less than 5% difference between the means is an acceptable result and indicates good correlation between the two models. The relative mean difference noted between the OK and NN models is 1.6%, indicating the kriged block model is globally unbiased at a zero cut-off grade.

17.7.3 Herco Checks

The degree of smoothing in the block model estimates were evaluated using the discrete Gaussian or Hermitian polynomial change of support (Herco) method (Journel and Huijbregts, 1978). The Herco validation was performed with the AMEC Fortran programs HERCO04D.exe and GTCOMP.exe.

Grades and tonnages estimated by OK is potentially slightly over-smoothed as compared to the Herco predictions. At a cut-off grade of 1 g/t Au, the Herco grade is approximately 14% higher than the kriged estimate. This should be corrected in the next model update by reducing the maximum number of composites used in interpolation. A reduction in the maximum number of composites used in interpolation should introduce more local variability in tonnes and grade and produce a resource estimate that closely matches the Herco prediction. AMEC recommends that instead





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of a maximum number of 12 composites used for interpolation, that a series of maximum number of composites be investigated, ranging from six, eight or ten. AMEC is of the opinion that the grades and tonnes in the resource model are sufficiently estimated for mine planning for purposes of a PA.

17.8   Resource Classification

17.8.1   2009 Classification

AMEC reviewed the classification currently used at San Antonio as developed by Giroux.

Classifications applied in 2009 were:

- For the well-drilled Planes deposit, blocks estimated during Pass 1 with a search ellipse equal to ¼ the semivariogram range were classified as Measured. Blocks estimated during Pass 2 with a search ellipse with dimensions equal to ½ the semivariogram range were classified as Indicated. All other blocks at Planes were classified as Inferred.

- The Colinas deposit was not drilled to sufficient density to establish any Measured classifications. Blocks estimated during Pass 1 or Pass 2 were classified as Indicated. The remaining blocks were classified as Inferred.

- The Intermedia deposit between the Planes and Colinas deposits was classified as Inferred.

- For Planes, Giroux used distances listed in pass 1 for Measured Resources which corresponds to an ellipsoid of 55 m x 35.75 m x 20 m.

- For Planes, Giroux used distances listed in pass 2 for Indicated Resources which corresponds to an ellipsoid of 110 m x 75 m x 40 m, and for Colinas an ellipsoid of 60 m x 50 m x15 m.

AMEC is of the opinion that the distances used in 2009 to determine Measured and Indicated Resources are overly optimistic for this style of deposit. Actual drill hole spacing at Colinas approaches 50 m for most of the deposit area, with a wider spacing of 100m at the north end (refer to Figure 11-3). Drill hole spacing at the Intermediate deposit are 100 m or larger (refer to Figure 11-4), and drill hole spacing at Planes shows the tightest drill spacing at 50 m with some 25 m drill spacing in the center of the deposit (refer to Figure 11-2).

In addition, AMEC considers that too much weight has been given to the range in between the last structure and sill in the variograms.





17.8.2   Confidence Limits

AMEC has developed internal guidelines for declaration of mineral resources, such that Indicated Resources should be known within ± 15% with a 90% confidence on an annual basis and Measured Resources should be known within ± 15% with a 90% confidence on a quarterly basis. At this level, the drill spacing is usually close enough to permit the assumption of grade and volume (tonne) continuity between drill holes.

The co-efficient of variation (CV) is used in the confidence limit calculations, and for the Planes composites the CV is 1.67. The CV is the standard deviation divided by the mean and is a measure of dispersion of values from the mean. The lower the CV, the less variability is observed in the grade and also results in lower relative standard error (RSE) As drill spacing increases, the ordinary kriging variance (KV) also increases.

Measured Mineral Resources

AMEC calculated from the confidence limit study that the maximum drill hole spacing required to meet the 90% confidence level of ±15% on a quarterly production increment was 25 m x 25 m. Mineral resources are classified as Measured when a block is located within 20m to the nearest composite and two composites from two additional drill holes are within 27.5 m. Drill hole spacing for Measured Resources would broadly correspond to a 25 m grid.

Indicated Mineral Resources

AMEC calculated from the confidence limit study that the maximum drill hole spacing required to meet the 90% confidence level of ±15% for an annual product increment for Indicated Resources at Planes is 75 m x 75 m. AMEC visually reviewed shapes and grade in cross- and long- sections, and concluded that drill holes spaced farther apart than 50 m x 50 m could also pose a risk in accurately interpolating gold grades > 1 g/t Au. Therefore, a drill spacing of 50 m x 50 m was selected as the drill spacing required to meet the Indicated classification, and ensure that the continuity of discontinuous higher-grade gold zones is sufficiently delineated to give a reliable estimate of tonnes and grade.

To implement the 50 m x 50 m drill hole spacing in the block model, the distance from block centroid to the closest and next closed composite were calculated. Mineral resources were then classified as Indicated when the distance from block centroid to the closest drill hole is less than 40 m and the distance to next closest drill holes is less than 55 m. AMEC recommends that Pediment Gold maintain the practice of drilling the deposit at 50 m centers which is a typical drill spacing of many hydrothermal gold deposits.





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NI 43-101 Technical Report on Preliminary Assessment

AMEC reviewed Pediment Gold's 2010 drill plan for the Los Planes, Los Colinas and Intermediate deposit areas and is of the opinion that the additional in-fill and step out drilling could support potential increases in the degree of confidence in the mineral resource.

17.8.3 Visual Checks

AMEC visually reviewed on computer screen in section and plan, the continuity of blocks in the 2009 block model that contained gold grades greater than 0.1 g/t. Blocks show good grade and geologic continuity within 75 m. However, when viewing gold grades greater than 1 g/t Au in section, drill hole spacing drops to 50 m in order to maintain adequate grade continuity for interpolation and mine planning purposes.

17.8.4 Drill Spacing at Other Gold Shear Deposit

AMEC reviewed drill spacings used at deposits with similar deposit styles, in particular those that have production history that supports the classification, including:

- Drill spacing at the Mesquite Mine indicates that drill spacing for gold shear type deposits should be in the 40 m to 50 m range for adequate mine planning.

- Nova Gold's Rock Creek deposit in Alaska is a steeply-dipping gold shear zone and Indicated Resource requires a drill hole spacing of 30 m. No mineral resources were classified as Measured.

These reviews supported using a closer-spacing for classification than the 2009 intervals.

17.9 Assessment of "Reasonable Prospects for Economic Extraction"

AMEC determined the extent of resources that might have reasonable expectation for economic extraction by applying a Lerchs–Grossmann (L–G) pit outline to the resources. The pit shells were then run using the following assumptions:

- A three-year trailing average gold price in United States dollars (US$) plus 15%, which equated to a gold price of US$1,035 per ounce.

- Gold recovery is expected to be 75% in the oxide/transition zone and 50% in the sulfide zone.

- Processing and general and administrative (G&A) costs of US$4.17 per ton and US$6.68 per tonne for oxide/transition and sulfide respectively





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- A mining cost structure that applied a base cost of US $1.50 per tonne for rock and US$1.16 per tonne for sand

- Transportation and selling cost of US$3.00 per ounce gold were applied to resource blocks above economic cut-off.

- All shells were run with a 45° pit slope.

AMEC is of the opinion that there is a reasonable expectation for economic extraction for the mineralized material that displays geological and grade continuity within this L–G pit cone.

17.10   Mineral Resource Statement

Mineral Resources take into account geologic, mining, processing and economic constraints, and have been confined within appropriate L–G pit shells, and therefore are classified in accordance with the 2005 CIM Definition Standards for Mineral Resources and Mineral Reserves.

The Qualified Person for the Mineral Resource estimate is Edward J.C. Orbock III, M.AusIMM, an AMEC employee. Mineral resources are reported at a gold price of $1,035 per ounce and have an effective date of 25 June 2010.

AMEC cautions that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Resources are stated in Table 17-2 using cut-off grades appropriate to the oxidation state of the mineralization.

17.11   Comment on Section 17

The QPs are of the opinion that the Mineral Resources for the Project, which have been estimated using RC and core drill data, have been performed to industry best practices, and conform to the requirements of CIM (2005).

Areas of uncertainty that may materially impact the Mineral Resource estimates include:

- Commodity, operating and capital assumptions used;

- Metal recovery assumptions used. In particular, due to a lack of test work, the assumed gold recovery for the dump ROM leach process on sulfides is 25%. With additional testwork, this assumed value, based on benchmarking, may change.





Table 17-2:   Mineral Resource Statement, San Antonio Project, Effective Date June 25, 2010, Edward J.C. Orbock III, M.AusIMM

Class	Au Cut-off	Tonnes (x 1,000)	(Au g/t)	Total Au grams (x 1,000)	Au ounces (x 1,000)
Oxide/Transition					
Measured	0.17	4,991	0.98	4,882	157
Indicated	0.17	10,963	0.85	9,282	298
Oxide/Transition Measured + Indicated	*0.17*	*15,995*	*0.89*	*14,164*	*455*
Sulfide					
Measured	0.40	2,839	1.32	3,735	120
Indicated	0.40	15,991	1.25	19,945	641
Sulfide Measured + Indicated	*0.40*	*18,830*	*1.26*	*23,679*	*761*
Oxide/Transition					
Inferred	0.17	769	0.65	496	16
Sulfide					
Inferred	0.40	327	1.19	388	12

Notes to Accompany Mineral Resources Table:

1. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability

2. Mineral Resources are reported above a 0.17 g/t Au cut-off grade for oxide and transition material, and above a 0.40 g/t Au cut-off for sulfide material.

3. Mineral Resources are reported as undiluted.

4. Mineral Resources are reported within a conceptual pit shell

5. Mineral Resources are reported using a long-term gold price of US$1,035/oz, variable mining and processing costs and variable recoveries that are based on the oxidation state of the sulfides in the deposit.





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

18.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORT ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

As the Project is not at a production or development stage, this section is not relevant to the Technical Report.





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

19.0   OTHER RELEVANT DATA AND INFORMATION

Mineral resource estimations for the Los Planes, Intermediate, and Las Colinas deposits indicate that there is sufficient tonnage and grade identified in the estimates to support a Preliminary Assessment.

AMEC cautions that the preliminary assessment is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the Preliminary Assessment based on these Mineral Resources will be realized.

Where the term "ore" is used in this section, it denotes material that can be mined at a profit using heap leach methods, includes material classified as Inferred Mineral Resources, and does not refer to mineral reserves.

19.1   Base Case Mine Design

AMEC developed a conventional open pit mine plan for San Antonio and established a practical mining schedule for an 11,000 t/d gold heap leach project. Figure 19-1 presents an overview of the pit and dump final configurations, Table 19-1 the proposed mine production schedule, and Figure 19-2 the mined material movement schedule. AMEC notes that the mine production schedule is based on <3% contribution from Inferred Mineral Resources.





Figure 19-1: Proposed Pit and Dump Final Configurations







Table 19-1:   Proposed Mine Production Schedule

Period	Total (kt)	Rock Waste (kt)	Sand Waste (kt)	Oxide Tonnage (kt)	Oxide Grade (g/t Au)	Transition Tonnage (kt)	Transition Grade (g/t Au)	Sulfide Tonnage (kt)	Sulfide Grade (g/t Au)	Contained Gold (koz)
PP1	7,500	4,337	3,115	48	0.37	—	—	—	—	0.6
Year 1	15,000	8,992	1,993	3,562	0.95	452	1.51	1	1.55	131
Year 2	15,000	8,673	2,312	2,634	0.68	1,084	1.17	297	1.38	112
Year 3	15,000	8,800	2,185	1,675	0.74	2,212	0.90	128	1.96	112
Year 4	15,000	8,718	2,265	445	0.95	1,590	1.09	1,981	1.27	150
Year 5	15,000	9,553	1,431	125	0.49	333	0.61	3,558	1.44	173
Year 6	15,337	10,176	1,146	761	0.71	1,301	0.83	1,952	1.44	143
Year 7	9,290	5,275	—	—	1.00	363	0.93	3,652	1.11	141
Year 8	4,928	1,970	—	—	—	—	1.18	2,958	1.66	158
Total	112,055	66,495	14,448	9,250	0.81	7,335	0.99	14,527	1.38	1,119

Figure 19-2:   Projected Mine Material Movement







Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

The Base Case mining assumption and the basis for operating and capital costs is contract mining. AMEC completed first principle build-up and costing for the Base Case contract equipment fleet. The contract fleet is designed as a conventional diesel powered fleet with the capacity to mine approximately 15.0 Mt per year operating on 5 m benches.

Mine operating costs for San Antonio average $1.94/t mined. The owner's portion of the cost is $0.09/t and the contractor's portion is $1.85/t. Because the Base Case assumes contract mining, the initial capital cost is limited to owner's costs of $695,000.

19.1.1 Design Criteria

General mine design criteria are shown in Table 19-2.

Table 19-2:   Design Criteria

Criteria	Value
Road widths	22 m for all two-way traffic roads assuming 65 t haul trucks; 11 m for all one-way traffic roads in pit bottom
Road gradient (%)	10% maximum
Bench height (m)	10 m
Max mine development rate	Maximum vertical advance per phase per year is ten 5 m benches.
Pit slope design parameters	Pit slope in Rock for pit design: 50º inter-ramp; pit slope in Sand for pit design, 40º inter-ramp
Drilling and blasting	Benchmarking; 0.25 kg/t powder factor for rock and a 0.125 kg/t powder factor for sand/gravel alluvium; average drill penetration rate assumptions were 35 m/hr for rock and 70 m/hr for sand/gravel; a mix of 50% emulsion and 50% ANFO will be used
Waste	The proposed mine is expected to generate 80.9 Mt of waste which will be deposited into three waste rock facilities (WRFs) located to the west and east of the pits.
Dewatering	In-pit pumping is planned, and is sized to address both rainfall and worst-case groundwater inflows
Consumables	Primary consumables for contract mine operations include diesel fuel, ANFO, and tires.
Ore control	Ore control will be the responsibility of the Owner's team.
Fleet	Conventional diesel-powered fleet with the capacity to mine approximately 15.0 Mt per year operating on 5 m benches
Operations	Seven days a week, 24 hours a day with four crews rotating to fill the mine roster.
Manpower	Total manpower requirements peak at 155 contract employees and 14 mine employees in Year 5.

19.1.2 Proposed Mine Schedule

Dates discussed in this subsection are for illustrative purposes only, as a decision to proceed with mine construction requires regulatory approval, more detailed mining and other studies, and approval by Pediment Gold's management.

The San Antonio Project will take approximately three years to get into production, two years to permit and one year to build including six months of pre-production mining. AMEC notes that because this is a PA-level study, the variability on the actual





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

production date is high due to the preliminary nature of the work. At this stage of Project development, permitting is currently the critical path item.

Pediment Gold estimates that it will take nine months to complete the base line environmental work, nine months to complete and then submit the Environmental Impact Assessment (EIA), and an additional six months for SEMARNAT to review and approve the permit application. Final permits are expected to be in place by mid-year 2012.

19.1.3   Metallurgy and Processing

The Base Case scenario is a combination of ROM Ox/Tran mineralized material heap leach and crushed sulfide mineralized material heap leach, with a combined daily processing rate not exceeding 11,000 t/d.

For the Base Case processing scenario, AMEC completed a processing schedule which is shown in Figure 19-3. For the first three years, while sulfide ore is still unavailable, ROM oxide and transition mineralized material from the open pit is transported by trucks to a heap leach facility where it is processed at a rate of 11,000 t/d. The crushed sulfide material shown during the first three years of production is processed ROM, and attains a 25% recovery rate. As the mine life progresses, less Ox/Tran mineralization is available, and the ROM heap leach throughput is complemented by crushed sulfides to maintain the 11,000 t/d to the heap leach.

Figure 19-3: Heap Material Placement Schedule







Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

When sulfide mineralization becomes available in Year 4, it is processed through three crushing stages to make up the total of 11,000 t/d. During this period, the crushing circuit runs at partial capacity. In Year 5 and later, sulfide mineralization is processed at rates approaching 11,000 t/d. Crushed mineralized material is blended, conveyed and stacked onto the leach pads. No change to the CIC and ADR circuits is expected to be required when processing sulfide material.

19.2 Alternative Cases

Utilizing Whittle® pit optimization software and Milawa® scheduling software, AMEC assessed four alternative development cases. AMEC cautions that all four development cases discussed in this sub-section are partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

- Base Case – Contract mining and 11,000 t/d heap leach with run-of-mine (ROM) oxide/transition (Ox/Tran) material and crushed sulfide material

- Mill Case – Contract mining and a CIL mill with a 10 year targeted process life

- ROM Case – Contract mining and 11,000 t/d heap leach with all material leached ROM

- Owner Mining Case – Owner mining and 11,000 t/d heap leach with ROM Ox/Tran material and crushed sulfide material.

In each case, the contribution from Inferred Mineral Resources in the proposed production schedule is <3%. An "all-crushed" development case was not considered as a scenario option because there is not a recovery increase for crushed Ox/Tran material, only additional costs.

Inputs for the processing operating and capital costs for each scenario are provided in Table 19-3. Only the processing capital and mine mobile equipment capital were included in the trade-off studies. Capital costs which were common between the plans such as the main infrastructure, mine buildings, office buildings, warehouse were excluded from the analysis.





Table 19-3:   Alternative Development Process Operating and Capital Costs

Area	Unit	Oxide/Transition ROM Leach (11,000 t/d)	Sulfide ROM Leach (11,000 t/d)	Sulfide Crush Leach (11,000 t/d)	Oxide/Transition CIL Mill (7,000 t/d)	Sulfide CIL Mill (7,000 t/d)
Operating cost	US$/ mineralized tonne	2.67	2.67	5.13	8.97	8.97
Sustaining capital	US$/ mineralized tonne	0.20	0.20	0.25	0.10	0.10
G&A	US$/ mineralized tonne	1.30	1.30	1.30	1.70	1.70
Miscellaneous costs	US$/ mineralized tonne	0.00	0.00	0.00	0.00	0.00
Total	US$/ mineralized tonne	4.17	4.17	6.68	10.78	10.78
Refining cost	US$/ mineralized tonne	3.00	3.00	3.00	3.00	3.00
Recovery percentage	%	75	25	50	90	90
Royalty percentage	%	N/A	N/A	N/A	N/A	N/A
Gold price assumption	(US$/oz)	900	900	900	900	900
Au cut-off grade	(oz/t Au)	0.006	0.019	0.015	0.013	0.013
Au cut-off grade	(g/t Au)	0.19	0.58	0.46	0.41	0.41
Process capital	($000)	17,523		26,061	85,509	





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

For the contract mining case, an average mine cost of $1.88/t is used for mining rock and $1.54/t is used for mining alluvium. For the owner mining case, an average mine cost of $1.32/t is used for mining rock and $0.98/t is used for mining alluvium. Total capital for the owner mining fleet is $35.5 M. Of the four cases, the Owner Mining Case has the highest net present value at 8% (NPV@8%) of $148.0 M followed closely by the Base Case with an NPV@8% of $138.4 M; nonetheless, the Base Case achieves a higher internal rate of return (IRR) at 79% than the Owner Mining Case IRR of 46% due to the initial mobile equipment purchased in the Owner Mining Case (refer to Figure 19-4).

Figure 19-4: Trade-off Case Comparisons



The highest IRR case is the ROM Case; however, the ROM case only mines 775 kozs and has the shortest mine life at six years. The Mill Case, with an initial capital expenditure of $85.5 M, has by far the lowest IRR at 20%. None of the cases include development and infrastructure capital.

For study purposes, the Base Case was selected to support the PA.

19.3   Projected Costs

19.3.1   Capital Costs

Total capital required to bring the San Antonio Project into production, including contingency, is $71.1 M (Table 19-4 and Figure 19-5). The capital costs are inclusive of pre-production mining costs of $18.2 M.



Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

Table 19-4: Projected Capital Costs

Area	Total ($US M)
Mine	18.9
Process	16.4
Infrastructure	27.0
Sub-total	*62.3*
Contingency	8.7
Total	*71.1*

Figure 19-5: Capital Cost by Area



Sustaining capital requirements are estimated at $27.9 M. In 2015, Year 3 of the Project, $27.1 M in sustaining capital is required to construct the sulfide material tertiary crushing and stacking system, and to expand the leach pad. In 2016, Year 4 of the Project $0.8 M in sustaining capital is required for equipment replacements.

19.3.2   Infrastructure Costs

The San Antonio Project is a greenfield site; consequently, infrastructure to support mining activities does not currently exist. However, a paved highway, a 34.5 kV power line, and a fiber-optics line bisect the proposed location of the Los Planes pit and will require relocating prior to mining. Additionally, two arroyos bisect the project area and will require diversion during mining activities. Table 19-5 summarizes the expected site infrastructure costs for the Project.





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

Table 19-5:   Site Infrastructure

Infrastructure	$US x 1,000
Power, Highway, and Cable Relocation	10,595
Arroyo Diversions and Berm	411
Site Facilities	2,296
Power Line Upgrade	660
Mine Facilities	3,735
Sub Total	*17,697*
Construction Overhead.	4,424
EPCM	4,867
Total	***26,988***

19.3.3 Closure Costs

Based on the mine development plan described in this report, AMEC estimate order of magnitude closure costs. The closure costs are estimated at $4.6 M and consider costs for both physical and chemical reclamation and remediation.

19.3.4 Operating Costs

LOM Project operating costs are estimated at $11.10/t leached (Table 19-6 and Figure 19-6). The mining costs, at $6.49/t leached, account for the majority of the overall costs at 58%.

Table 19-6:   Projected Operating Costs

Operating Costs	US$/t Leached
G&A	0.81
Mining	6.49
Processing	3.80
Total	11.10



Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

Figure 19-6: Operating Costs by Area



The initial operating cost of $10.68/t leached is below the LOM average due to processing less costly Ox/Tran material early in the mine plan. When the crusher is commissioned in Year 4 and the sulfide material becomes a significant proportion of the feed, the operating costs rise to $11.87/t leached and then peaks in Year 5 at $12.82/t leached. Following Year 5 and starting in Year 7, the strip ratio begins to decline, causing an overall decline in the total mining costs. This is displayed in Figure 19-7.

Figure 19-7: Projected Mine Operating Cost by Year





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

19.3.5 General and Administrative Costs

G&A costs are estimated to average $0.81/mineralized tonne over the life-of-mine (LOM). Average annual total G&A spend is approximately $3.3 M per year. Included in the G&A costs are labour, operating expenses, and outside services. Property tax and holding fees are not included in the G&A costs, but are accounted for in the financial model. Figure 19-8 provides a breakdown of the G&A costs.

Figure 19-8: G&A Cost Breakdown



19.4 Markets and Contracts

Doré production from the Project could be sold either on the spot market, or under agreements with refineries. Sales and marketing considerations will require finalization during detailed Project studies. It is expected that any sales and refining agreements would be negotiated in line with industry norms.

19.5 Taxation

No detailed assessment of the taxation regime likely for the Project has been completed. The following taxation summary is based on public-domain sources, and is included for completeness purposes only.

Mexico's tariffs are based on the Harmonised Tariff System (HTS). Most duties are *ad valorem*, assessed on the freight on board (FOB) or cost, insurance and freight (CIF) value or at specific rates (whichever is greater). Mexico has signed free trade agreements with the USA, Canada and the European Union. Mining equipment imports from countries without free trade agreements with Mexico will typically face a tariff of between 10–20%. Additional incentives for the mining sector have included tax





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

regulations adjusted to international standards, access to capital sources through lines of credit, and more efficient processing of exploration and development claims. In addition, the mining and foreign investment law allows investments to participate with 100% equity ownership of mining companies (PKF International Limited, 2009).

Principal taxes at a federal level include (PKF International Limited, 2009):

- Taxes on income, including a minimum tax based on assets held. The federal corporate income tax rate is about 28%

- An asset tax is payable at the rate of 2% of the value of the assets of corporations, unincorporated businesses, organizations of a civil nature not specifically excepted, and branches or other permanent establishments of foreign persons. This tax supplements the federal income tax, and is only payable if it exceeds the regular income tax due

- Value-added tax. A value-added tax (VAT) is payable on sales of goods and rendering of services, rents, and imports of goods and services. Rates vary from 0% in the case of priority activities such as basic foods, medicines, agricultural activities, and exports, to 10% when the activities are performed in the border region, to 15% for all other activities

- Import and export taxes. Duties on export are typically minimal or none and import duties average 20%, depending on the specific item being imported

- A 3% tax rate applies to wages, fringe benefits or any other payments made by companies and persons to employees

- Payroll taxes, principally the 5% percent tax on salaries, social security and contributions to the National Workers Housing Fund.

In 2008, an entrepreneurial flat tax (IETU) came into force by which taxpayers (individuals with commercial or independent personal services providers, as well as companies) and foreign residents with a permanent establishment were required to pay on a monthly basis a tax of 16.5% on the income obtained on a worldwide basis. Under the scheme, income tax is credited against the IETU tax. As a result, if the income tax rate is higher than the IETU, this tax is paid and the excess of income tax is paid separately (PKF International Limited, 2009).

As a general rule, all types of assets except land may be depreciated or amortised for tax purposes (PKF International Limited, 2009). Depreciation rates varied in 2009:

- Outlays made prior to commencing operations: 10%

- Industrial buildings and warehouses: 5%





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

- Machinery and equipment: 10%.

Tax losses may be used to offset taxable income obtained during the following ten years. The amount of tax losses is uplifted for inflation for the period from July of the year when they occur to June of the year when they are offset (PKF International Limited, 2009).

There is no state or local income tax in Mexico or any of its states. Local or state taxes are levied on:

- Real property
- Salaries (payable by the employer)
- Acquisition of real property.

Mexico currently is undertaking taxation reform. Changes proposed include (Nieto and Carbajo, 2010):

- Tax Rate: The income tax rate applicable to corporations and individuals (the highest) was increased from 28% to 30% as of January 1, 2010. The rate will be applied only during 2010, 2011 and 2012. In 2013 the rate will be reduced to 29%, and further reduced to 28% in 2014.

- Tax Consolidation. Currently, the tax deferred within the consolidation regime is payable, among other cases: (i) upon the transfer of shares of a controlled company to parties outside the group; (ii) upon the variation of the shareholding participation in the controlled company(ies); (iii) upon the dis-incorporation of the controlled company(ies) or deconsolidation of the group; or (iv) once the ten-year recapture period elapses without offsetting the losses incurred. the ten-year tax consolidation regime is reduced to five years, with a five year period of inclusion of the deferred tax, and some tax previously deferred indefinitely will now be subject to this five-year period of inclusion starting at the end of five years.

- IETU: where the annual deductions are higher than the annual income, a carry-forward is allowed for the taxpayer to credit the excess against the tax triggered during the following 10 years or against the income tax payable in the same fiscal year

- VAT: An increase in the current rates of 15% and 10%, applicable in general and in the border zones, to 16% and 11%, respectively.





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

AMEC is not a specialist in taxation matters, and has limited its taxation review to only those key taxes that may be levied on mining operations to develop the appropriate taxation constraints for a PA-level financial model. Model assumptions were:

- Ordinary income tax rate of 28%, applied to the calculation of net operating profit

- Property tax at 0.25%.

19.6   Financial Analysis

The results of the economic analysis represent forward-looking information that is subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

AMEC evaluated the overall economic viability of the San Antonio project using both pre-tax and after-tax discounted cash flow analyses. The internal rate of return (IRR) was expressed as the net present value at an 8% discount rate (NPV8%). Payback for the San Antonio Project is defined as the time it takes to recoup the initial investment after the completion of construction.

The economic analysis included sensitivities to variations in operating costs, capital costs, and the gold price. All monetary amounts were presented in United States dollars (US$). For discounting, cash flows were assumed to occur at the end of each period.

Key assumptions supporting the financial analysis were:

- The mine schedule presented in Table 19-1

- Metal price assumptions for gold as based on 2010 AMEC guidelines on industry consensus of long-term metal prices, which are $900 per ounce of gold. As a comparison, the three-year trailing-average gold price calculated at the time of the study was $910/oz. AMEC notes that both AMEC's guideline price and the three-year trailing-average gold price are significantly below prevailing market prices as at the Report effective date

- The proposed mine has a mine life of nine years including a one year pre-strip period

- Mining, G&A, and processing unit costs are respectively US$6.49/t mineralization leached, US$0.81/t of mineralization leached, and US$3.80/t of mineralization leached

- Average annual production of gold is approximately 82,500 troy ounces

amec



Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

- Average projected gold recoveries are 75% for Ox/Tran and 50% for crushed sulfide

- The capital expenditures are expected to total US$71.1 million. This figure includes allocations for pre-production, initial mining equipment, and initial plant and infrastructure, and includes allocations for infrastructure relocation and contingency

- Total sustaining capital costs are estimated at US$27.9 million

- Remediation and closure costs of US$4.6 million have been included

- Mining taxes were included based on assumptions outlined in Section 19.15

- The base-case economic analysis is based on 100% equity financing

- The base-case economic analysis does not include inflation. Capital and operating costs are expressed in second-quarter 2010 dollars.

The base-case cashflow analysis is included as Table 19-7 and Table 19-8. Dates discussed in the tables are for illustrative purposes only, as a decision to proceed with mine construction still requires additional studies, regulatory approval, and approval by Pediment Gold's management.

Under a $900/oz Au price assumption and using a discount rate of 8%, the pre-tax net present value (NPV8%) is $79.0 million and the internal rate of return (IRR) is 33% (Table 19-9). The after-tax NPV8% is $56.6 million and the IRR is 26% (Table 19-10). Payback for the project is estimated at 3.28 years and 3.79 years for the pre-tax and after-tax scenarios respectively. Payback for the San Antonio Project is defined as the time it takes to recoup the initial investment after the completion of construction.





Table 19-7: Cashflow Analysis – Forecast Production Rates

Item	Unit	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Days per Period		365	365	365	366	365	365	365	366	365	365	—
Total Waste	t	7,452,332	10,985,000	10,984,921	10,984,989	10,983,851	10,984,198	11,321,983	5,274,596	1,970,459	—	—
Total Leach	t	47,668	4,015,000	4,015,079	4,015,011	4,016,149	4,015,802	4,015,000	4,015,000	2,957,969	—	—
Leach Grade	g/t	0.368	1.013	0.865	0.868	1.161	1.340	1.108	1.089	1.658	—	—
Leach Grade	oz/t	0.012	0.033	0.028	0.028	0.037	0.043	0.036	0.035	0.053	—	—
Total Material Mined	t	7,500,000	15,000,000	15,000,000	15,000,000	15,000,000	15,000,000	15,336,983	9,289,596	4,928,428	—	—
Total Contained	oz	564	130,721	111,609	112,070	149,947	172,967	143,007	140,627	157,709	—	—
Total Leach to Heap	t	47,668	4,015,000	4,015,079	4,015,011	4,016,149	4,015,802	4,015,000	4,015,000	2,957,969	—	—
Leach Grade	g/t	0.368	1.013	0.865	0.868	1.161	1.340	1.108	1.089	1.658	—	—
Leach Grade	oz/t	0.012	0.033	0.028	0.028	0.037	0.043	0.036	0.035	0.053	—	—
Average Recovery	%	75.0	75.0	69.1	71.4	61.5	51.2	59.2	51.9	50.0	0.0	—
Au Ounces Recoverable	oz	423	98,015	77,131	80,021	92,236	88,609	84,589	73,023	78,855	—	—
Au Ounces Produced	oz	—	83,736	80,263	79,587	90,404	89,153	85,192	74,758	77,980	11,828	—
Operating Cost/Tonne Leached	US$/t	—	10.7	10.7	10.7	11.9	12.8	12.0	10.2	9.6	—	—
Operating Cost/oz Produced	US$/oz	—	512	534	539	528	578	566	549	363	—	—





Table 19-8: Cashflow Analysis – Forecast Cashflow (US$)

	Unit	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Gold Price	$/oz	900.00	900.00	900.00	900.00	900.00	900.00	900.00	900.00	900.00	900.00	900.00
Revenue - $'s												—
Gold Revenue	$	—	75,362	72,237	71,628	81,363	80,238	76,673	67,282	70,182	10,645	—
Refining Charge	$	—	251	241	239	271	267	256	224	234	35	—
Royalty Payment	$	—	—	—	—	—	—	—	—	—	—	—
Total Net Revenue	$	—	75,111	71,996	71,390	81,092	79,970	76,417	67,058	69,948	10,610	—
Cash Operating Costs-$'s												
G&A	$	—	3,140	3,140	3,140	3,140	3,140	3,140	3,140	3,140	—	—
Mine	$	—	28,885	28,885	28,885	28,885	28,885	29,518	18,154	9,958	—	—
Processing	$	—	10,841	10,841	10,841	15,663	19,477	15,578	19,714	15,174	—	—
Total Cash Operating Costs	$	—	42,866	42,866	42,866	47,688	51,502	48,237	41,008	28,273	—	—
Total Cash Costs-$'s												
Total Cash Operating Costs	$	—	42,866	42,866	42,866	47,688	51,502	48,237	41,008	28,273	—	—
Property Tax & Fees	$	—	236	233	286	270	254	231	197	74	35	35
Total Cash Costs	$	—	43,102	43,100	43,152	47,958	51,756	48,468	41,205	28,347	35	35
Total Production Costs - $'s												
Total Cash Costs	$	—	43,102	43,100	43,152	47,958	51,756	48,468	41,205	28,347	35	35
Reclamation & closure	$	—	—	—	—	—	—	—	—	—	3,447	1,149
Depreciation	$	—	12,856	12,323	16,457	18,863	18,602	17,775	15,598	16,271	2,468	—
Total Production Costs	$	—	55,958	55,422	59,609	66,821	70,358	66,243	56,803	44,617	5,950	1,184
Income from Operations - $'s												
Net Revenue	$	—	75,111	71,996	71,390	81,092	79,970	76,417	67,058	69,948	10,610	—
Production Costs	$	—	55,958	55,422	59,609	66,821	70,358	66,243	56,803	44,617	5,950	1,184
Net Income Before Taxes-$'s		—	19,153	16,574	11,780	14,271	9,612	10,174	10,254	25,331	4,660	(1,184)
Income from Operations-$'s												
Taxes	$	—	5,363	4,641	3,299	3,996	2,691	2,849	2,871	7,093	1,305	(332)
Depreciation	$	—	12,856	12,323	16,457	18,863	18,602	17,775	15,598	16,271	2,468	-
Net Income After Taxes-$'s			26,646	24,256	24,939	29,138	25,523	25,101	22,981	34,509	5,823	(853)
Capital Cost-$'s												
Mine	$	6,391	—	—	—	457	—	—	—	—	—	—
Process	$	16,446	—	—	27,100	240	—	—	—	—	—	—
Development & Infrastructure	$	39,503	—	—	—	—	—	—	—	—	—	—
Contingency	$	8,733	—	—	—	105	—	—	—	—	—	—
Total Capital	$	71,072	—	—	27,100	802	—	—	—	—	—	—
Salvage Value	$	—	—	—	—	—	—	—	—	—	—	—
Cash Flow Before Tax	$	(71,072)	32,009	28,897	1,138	32,332	28,214	27,949	25,853	41,601	7,128	(1,184)
Cumulative Before Tax Cash Flow	$	(71,072)	(39,063)	(10,167)	(9,029)	23,303	51,517	79,467	105,319	146,920	154,049	152,865
Cash Flow After Tax	$	(71,072)	26,646	24,256	(2,161)	28,336	25,523	25,101	22,981	34,509	5,823	(853)
Cumulative After Tax Cash Flow	$	(71,072)	(44,426)	(20,170)	(22,331)	6,005	31,528	56,629	79,610	114,118	119,942	119,089





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

Table 19-9:   Summary Cash Flow Results, Pre-Tax

Cash Flow Before Tax	US$ (000's)
Cumulative Cashflow	152,404
NPV @ 5%	101,297
Base Case NPV @ 8%	78,955
NPV @ 10%	66,623
IRR Before Tax	33%
Payback – Years from Start-up	3.28 years

Table 19-10: Summary Cash Flow Results, After Tax

Cash Flow After Tax	US$ (000's)
Cumulative Cashflow	118,758
NPV @ 5%	75,478
Base Case NPV @ 8%	56,643
NPV @ 10%	46,279
IRR After Tax	26%
Payback – Years from Start-up	3.79 years

19.7   Sensitivity Analysis

A sensitivity analysis was completed over the ranges of ±30% for the gold price, operating costs, and capital costs. Note that sensitivity to grade and recovery are coincidental to gold price and follow the same trend. Based on the sensitivity work, the San Antonio Project is most sensitive to gold price followed closely by operating costs. The Project is least sensitive to capital costs.

Spider graphs showing the Project's sensitivity to gold price, operating costs, and capital costs were completed for the Project's pre-tax cash flow (Figure 19-9), Base Case pre-tax NPV@8% (Figure 19-10), pre-tax IRR (Figure 19-11), after-tax cash flow (Figure 19-12), Base Case after-tax NPV@8% (Figure 19-13), and after-tax IRR (Figure 19-14).





Figure 19-9: Pre-Tax Cash Flow Sensitivity Analysis



Figure 19-10: Base Case Pre-Tax NPV@8% Sensitivity Analysis







Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

Figure 19-11: Pre-Tax IRR Sensitivity Analysis



Figure 19-12: After-Tax Cash Flow Sensitivity Analysis







Figure 19-13: Base Case After-Tax NPV@8% Sensitivity Analysis



Figure 19-14: After-Tax IRR Sensitivity Analysis







19.8   Risk Analysis

Although a formal risk analysis has not been completed for the Project, AMEC has noted both opportunities and risks throughout the PA process as follows.

19.8.1   Opportunities

- The pit smoothing process added 13.5% additional tonnes. Through additional iterations to improve ramp access, there is an opportunity to reduce the total tonnes added. For example, a 3.5% reduction in total tonnes to a 10% gain results in a $13.5 M improvement to pre-tax cash flow and a 5% improvement to pre-tax IRR.

- The contractor overhead and profit margin is calculated at 15%. Through the competitive bidding process, contractor overhead and profit margin could be reduced. A 5% reduction in contractor overhead and profit margin to 10% results in a $4.4 M improvement to pre-tax cash flow.

- The $900/oz gold price for which the financial analysis is based was AMEC's view of industry consensus on long term gold price at the time of the study. As a comparison, the three-year trailing-average gold price calculated at the time of the study was $910/oz. A $910/oz gold price would increase the pre-tax NPV@8% by $4.5 M and improve the pre-tax IRR by 2%.

- AMEC estimated the costs for the Colinas diversion ditches and berms assuming that they were fully engineered and built by a civil contractor. There may be an opportunity to build the diversion structures utilizing Colinas waste, which would significantly reduce the $285,000 estimated cost to build these structures.

- The benchmarked operating cost for sulfide material is $5.13/t. Early metallurgical test work is showing relatively low cyanide and lime consumption; consequently, there is an opportunity that actual operating costs will be lower than the $5.13/t bench marked cost due to low cyanide and lime consumption. Additional planned metallurgical test work will bear this out.

- Sulfide deliveries to the leach pad do not reach the designed capacity of 11,000 t/d. At a peak annual throughput of 10,000 t/d, there is an opportunity to build a smaller crushing system.

- Silver was not modeled in this resource estimate. Silver assay values range from 0.1 ppm to 28.7 ppm. To determine the potential impact of silver as a by-product, a silver model should be included in the next model update.

- The deposits appear to be open between Las Colinas and Los Planes in the Intermediate area. Additional drilling is planned to test the mineralization potential of this area.





19.8.2   Risks

- Process recoveries are based on limited metallurgical test work. Although column test work supports estimated recovery of 75% for Ox/Tran and 50% for crushed sulfide, there is a risk that actual recoveries will be lower. Additional planned metallurgical test work will bear this out.

- The leach pad, Planes waste dumps, powder magazine, and main facilities are located on property that San Antonio does not own the surface rights to. This property will need to be purchased or the infrastructure will need to be relocated prior to commencing construction.

- The PA Base Case assumes fresh water is available for the heap leach process. The Project has previously purchased a 170,000 m3/a concession (water right). Pediment Gold is in the process of locating additional concessions to provide a total of 1 Mm3/a. If adequate fresh water cannot be procured, the Project may need to install a costly desalination plant.

- Initial assessment (without any actual tests) indicates that there is low sulfide content. Low sulfide content deposits are usually not a significant environmental issue; however, if acid rock drainage (ARD) becomes an issue it is costly to remediate.

- Local community leaders and residents in both the San Antonio and Los Planes areas appear to be in favour of the mine development. There is significant opposition from a well-organized group from the population centers of Todos Santos and La Paz to the Paredones Amarillos project which is located approximately 30 km from the San Antonio Project. This opposition stems mainly from fears of water pollution caused by the liberation of arsenic and use of cyanide, since the Paredones Amarillos project is located in a basin which drains waters to the Pacific and in the headwaters of drainages that flow near Todos Santos. San Antonio is located on the other side of the drainage divide with waters draining north into the Gulf of California outside of major population centers.





20.0   INTERPRETATION AND CONCLUSIONS

The following interpretations and conclusions are made based on the August 2010 Preliminary Assessment study completed on the Project:

- Legal opinion was provided to AMEC that indicates Pediment Gold holds 100% of the Project. The Mexican government retains a sliding scale (variable) 1–3% net smelter production royalty on the four claims of the El Triunfo concession group. No other royalties are payable on any other concession, including the concessions that host the deposits

- Pediment Gold has purchased 260 ha of surface rights in the Project area. These cover the proposed immediate pit areas for Las Colinas and Los Planes, but additional rights will be required to accommodate waste and heap leaching facilities

- Surface agreements have been entered into with the San Antonio ejido; these agreements allow "low impact" and "transition" exploration with appropriate compensation payments

- Water rights agreements have been entered into, but additional rights will be required to provide the full water amounts required for process and potable use

- Pediment Gold will need to apply for appropriate mining operations-related permits under local, State and Federal laws to allow mining operations. Exploration activities to date have been conducted under the relevant permits

- No environmental permits have been granted for mining operations. This will include submission and approval of an MIA. Baseline environmental studies have recently recommenced

- At the effective date of this Report, environmental liabilities are expected to be restricted to rehabilitation of exploration access roads and drill pads

- Closure provisions are preliminary in nature. Closure costs were estimated as about US$4.6 M

- Pediment Gold is not aware of any significant environmental, social or permitting issues that would prevent the proposed exploitation of the Project deposits

- The existing and planned infrastructure, availability of staff, the existing power, water, and communications facilities, the methods whereby goods are transported to the mine, and any planned modifications or supporting studies are well-established, or the requirements to establish such, are well understood by Pediment Gold, and can support the declaration of Mineral Resources and the proposed mine plan





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

- Knowledge of the controls on mineralization is sufficient to support estimation of Mineral Resources. The geologic knowledge of the area is also considered acceptable to inform PA-level mine planning

- Exploration programs completed to date are appropriate to the mineralization styles known to occur within the Project boundary

- The quantity and quality of the lithological, geotechnical, and collar and down hole survey data collected in the exploration, delineation, and grade control drill programs are sufficient to support Mineral Resource estimation

- Sampling methods are acceptable, meet industry-standard practice, and are acceptable for Mineral Resources

- The quality of the gold analytical data is reliable and sample preparation, analysis, and security have generally been performed in accordance with exploration best practices and industry standards

- Data verifications programs undertaken on the data collected from the Project acceptably support the geologic interpretations and the database quality, and therefore support the use of the data in Mineral Resource estimation. No data biases have been identified

- Metallurgical test work completed on the Project has been appropriate to establish processing routes for the different mineralization styles encountered in the deposits. Testwork was generally completed on mineralization that was typical of the deposit. Recovery factors were developed from metallurgical testwork

- The average life-of-mine recovery is estimated to be approximately 75% for Ox/Tran and 50% for crushed sulfide. Recovery factors have yet to be confirmed in a production environment

- The proposed process route uses conventional technology. Metallurgical operating costs were benchmarked, as there were insufficient metallurgical testwork data for Project-specific determination of mineralization hardness or reagent consumptions

- Estimations of Mineral Resources for the Project conform to industry best practices, and meet the requirements of CIM (2005)

- The open pit mine plan is appropriate to the style of mineralization. Production forecasts are achievable with the conceptual equipment and plant

- The predicted mine life of nine years is achievable based on the projected annual production rate and the mineral resources estimated





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

- Doré production from the Project could be sold either on the spot market or under agreements with refineries. It is expected that any sales and refining agreements would be negotiated in line with industry norms

- Taxation considerations are limited to a review of the major applicable taxes for a scoping-level project in Mexico

- Capital cost and operating cost estimates are appropriate for the economic circumstances under which they were supplied

- Reviews of the environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints for the Project support the declaration of Mineral Reserves using the set of assumptions outlined

- The economic analysis shows that overall NPV is positive for the sets of assumptions considered

- The San Antonio Project is most sensitive to metal price followed closely by operating costs. The Project is least sensitive to capital costs.

There is remaining exploration potential within the Project. The current deposits have some open dimensions, and infill drilling is likely to identify additional mineralization. Exploration targets, defined by an anomalous surface samples and trends of *gambusino* workings dating from the early 1900s, represent additional Project upside.

In the opinion of the QPs, the Project that is outlined in this Report has met its objectives. Mineral Resources have been estimated and a conceptual mine plan developed. The financial analysis based on the mine plan indicates a Project that is viable and has a nine-year mine life. This indicates the data supporting the Mineral Resource estimates were appropriately collected, evaluated and estimated, and the original Project objective of identifying mineralization that could conceptually support mining operations has been achieved.

The PA has shown that technical work supporting the proposed mine plan has been prepared to different levels of detail. It is recommended that Pediment follow a structured approach to Project advancement, with functional areas that have been identified as the least advanced to be the initial focus of future work. AMEC recommends that Pediment focus their efforts on the mining and metallurgical areas.

Work completed to date supports the Project proceeding to more advanced studies.





21.0   RECOMMENDATIONS

Based on the positive outcome of the PA study, AMEC recommends that Pediment Gold proceed with more advanced studies, and a concurrent infill drill program to define potential additional mineralization that may support mineral resource estimation.

Pediment Gold prepared a work program and budget to end 2011, which includes the key expenditures and work detailed in Table 21-1.

Table 21-1:   Recommended Work Program

Planned Work Area	Estimated Cost (US$)
Phase 1	
Hydrological studies	85,000
Exploration and infill drill program (in progress)	4,825,000
Metallurgical studies	600,000
Geotechnical studies	100,000
Permitting, land acquisition and water rights acquisition studies	1,800,000
Infrastructure and site layout studies (water, road, power)	100,000
Update mineral resource model and re-estimate mineral resources	40,000
Total Phase 1	*7,550,000*
Phase 2	
Mine plan design and estimation of mineral reserves	45,000
Advanced engineering studies	1,500,000
Total Phase 2	*1,545,000*
Total all phases	***9,095,000***

AMEC concurs with this work program, and was responsible for breaking the program into two phases. The first phase will generate the data to support the second phase, and primarily consist of additional data collection to support an updated mineral resource estimate.   Phase 2 will consist of an updated mine design, first-time estimation of mineral reserves, and, if the Phase 1 data are sufficiently encouraging, progression to advanced engineering studies.





22.0   REFERENCES

AMEC E&C Services Inc., 2010: Pediment Gold Corp., San Antonio Property, Baja California Sur, Mexico, Preliminary Assessment: unpublished report prepared by AMEC for Pediment Gold Corp., 2 August 2010.

Bustamante-Garcia, Jorge, 2000, Geology Mining Monograph of the State of Baja California Sur, Consejo Recursos Minerales Monograph M 24 e, 232 p., 3 plates.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2003: Estimation of Mineral Resources and Mineral Reserves, Best Practice Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, November 23, 2003, http://www.cim.org/committees/estimation2003.pdf.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2005: CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, December 2005, http://www.cim.org/committees/CIMDefStds_Dec11_05.pdf.

Goldfarb, R.J., Baker, T., Dube, B., Groves, D.I., Hart, C.J.R. and Gosselin, P., 2005: Distribution, Characters and Genesis of Gold Deposits in Metamorphic Terranes: Economic Geology 100th Anniversary Volume, Society of Economic Geologists, Littleton, Colorado, USA, pp. 407–450.

Groves, D.I., Goldfarb, R.J., Gebre-Mariam, M., Hagemann, S.G., and Robert, F. 1998: Orogenic gold deposits: A Proposed Classification in the Context of their Crustal Distribution and Relationship to Other Gold Deposit Types: Ore Geology Review, Special Issue, Vol. 13, pp. 7–27.

Groves, D.I., Goldfarb, R.J., Robert, F., and Hart, C.J.R., 2003: Gold Deposits in Metamorphic Belts: Overview of Current Understanding, Outstanding Problems, Future Research, and Exploration Significance: Economic Geology, Vol. 98, pp. 1–29.

Herdrick, M.A. and Giroux, G.H., 2009: Technical Report and Resource Update, San Antonio Gold Project, Baja California Sur: technical report prepared on behalf of Pediment Gold Corp., effective date 29 November, 2009.

Marsden, J.O., and House, C.I., The Chemistry of Gold Extraction, 2nd edition, Society of Mining, Metallurgy, and Exploration, Inc., 2006, 105-107.





Pediment Gold Corporation
San Antonio Project, Baja California Sur, Mexico
NI 43-101 Technical Report on Preliminary Assessment

Moritz, R., 2000: What Have We Learnt About Orogenic Lode Gold Deposits Over The Past 20 Years?: article posted to University of Geneva, Switzerland, website, 7 p. accessed 22 July 2010, http://www.unige.ch/sciences/terre/mineral/publications/onlinepub/moritz_gold_ brgm_2000.doc.

PKF International Limited, 2009: 2009 Tax Guide, Mexico: unpublished report posted to PKF international website, 9 p., accessed 22 July 2010, http://www.wipfli.com/Resources/Images/13754.pdf

PKF International Limited, 2010: 2010 Tax Guide, Mexico: unpublished report posted to PKF international website, 16 p., accessed 22 July 2010, https://www.pkf.com/site/webdav/site/pkf/shared/Publications/Tax%20Guides% 202010/Mexico%20PKF%20Tax%20Guide%202010.PDF

Stephens, J., and Herdrick, M.A., 2007: Revision, Report of Geological Mapping and Sampling in Part of Cirio, Emily, and Trini Concessions Centering in Las Colinas Gold (Mineral) Deposit Area, La Paz Baja California Sur, Mexico: unpublished internal report, Compañia Minera Pitalla, 24 p.

Thompson, I.S., and Laudrum, D., 2008: Technical Report and Mineral Resource Estimate San Antonio Gold Project Baja California Sur, Mexico: technical report prepared by Derry, Michener, Booth & Wahl Consultants Ltd. for Pediment Exploration Ltd., effective date 31 December 2007.

Wallis, C.S., 2004: Technical Report On The Pitalla Properties, Mexico: technical report prepared by Roscoe Postle Associates for Skinny Technologies Ltd.; re-addressed to Pediment Exploration Ltd., effective date 30 June 2004, revised date 29 June 2005.





23.0   DATE AND SIGNATURE PAGE

The effective date of this Technical Report, entitled "Pediment Gold Corporation San Antonio Project, Baja California Sur, Mexico, NI 43-101 Technical Report on Preliminary Assessment" is 02 August, 2010.

Signed on behalf of AMEC E&C Services Inc.

"signed and sealed"

Larry Smith, P.Geo.
Vice President, Consulting
10 August 2010





CERTIFICATE OF QUALIFIED PERSON
Kirk Hanson, P.E.
AMEC E&C Services, Inc.
780 Vista Blvd., Suite 100
Sparks, NV., 89434
Tel 775 997 6559
Fax: 775-331-4153
kirk.hanson@amec.com

I, Kirk Hanson, P.E., am employed as a Principal Engineer with AMEC E&C Services Inc.

This certificate applies to the Technical Report entitled "Pediment Gold Corporation San Antonio Project, Baja California Sur, Mexico, NI 43-101 Technical Report on Preliminary Assessment", and dated 2 August 2010 and revised 10 August 2010, the ("Technical Report").

I am a registered as a Professional Engineer in the states of Idaho (11063), Alaska (12126), and Nevada (10640).

I graduated with a B.Sc. degree from Montana Tech of the University of Montana, Butte, Montana in 1989 and from Boise State University, Boise, Idaho with a MBA in 2003.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 *Standards of Disclosure for Mineral Projects* (NI 43–101).

I visited the San Antonio Project between March 30 and 31, 2010.

I am responsible for Sections 1, 2, 3, 4, 5, 18, 19, 20, 21, 22, and 23, and those portions of the Summary, Conclusions and Recommendations that pertain to these sections, of the Technical Report.

I am independent of Pediment Gold Corporation as independence is described by Section 1.4 of NI 43-101.

I have been involved with the San Antonio Project in 2010 during the preparation of the Technical Report, where I reviewed the mining and financial data, and as the project manager of a Preliminary Assessment performed on the project.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

"signed and sealed"

Kirk Hanson, P.E.

Date: 10 August 2010
AMEC E&C Services, Inc.
780 Vista Boulevard, Suite 100
Sparks, NV, 89434
Tel (775) 331 2375
Fax (775) 331 4153   www.amec.com



CERTIFICATE OF QUALIFIED PERSON

Edward Orbock III, M.AusIMM
AMEC E&C Services, Inc.
780 Vista Blvd., Suite 100
Sparks, NV., 89434
Tel 775-331-2375
Fax: 775-331-4153
edward.orbock@amec.com

I, Edward Orbock III, MAusIMM, am employed as a Principal Geologist with AMEC E&C Services Inc.

This certificate applies to the technical report entitled Pediment Gold Corporation San Antonio Project, Baja California Sur, Mexico, NI 43-101 Technical Report on Preliminary Assessment, and dated 2 August 2010 and revised 10 August 2010, the ("Technical Report").

I am a Corporate Member of the Australasian Institute of Mining and Metallurgy (M.AusIMM, # 223090).

I graduated from the University of Nevada with a Master of Science in Economic Geology degree in 1992. I have practiced my profession from 1981 through 2001 and continuously since 2005 and have been involved in mining operations in Nevada and California and preparation of scoping, pre-feasibility, and feasibility level studies for projects in USA, Canada, and Peru.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 *Standards of Disclosure for Mineral Projects* (NI 43–101).

I visited the San Antonio Project on March 30–31 2010.

I am responsible for Sections 6, 7, 8, 9, 10, 11, 14, 15, and 17, and those portions of the Summary, Conclusions and Recommendations that pertain to those sections, of the Technical Report.

I am independent of Pediment Gold Corporation as independence is described by Section 1.4 of NI 43-101.

I have been involved with the San Antonio Project in 2010, during the preparation of the Preliminary Assessment and Technical Report, where I reviewed and reclassified the mineral resource estimate.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

"signed"

Edward Orbock III, MAusIMM
Date: 10 August 2010

AMEC E&C Services, Inc.
780 Vista Boulevard, Suite 100
Sparks, NV, 89434
Tel (775) 331 2375
Fax (775) 331 4153   www.amec.com



CERTIFICATE OF QUALIFIED PERSON

Scott Long, M.AusIMM
AMEC E&C Services Inc.
4435 E. Holmes
Mesa, AZ 85206-3362
Tel: 480 830 4700
Fax: 480 648 7321
scott.long@amec.com

I, Scott Long, M.AusIMM, am employed as the Chief Geochemist with AMEC E&C Services Inc.

This certificate applies to the technical report entitled Pediment Gold Corporation San Antonio Project, Baja California Sur, Mexico, NI 43-101 Technical Report on Preliminary Assessment, and dated 2 August 2010 and revised 10 August 2010, the ("Technical Report").

I am a Corporate Member of the Australasian Institute of Mining and Metallurgy (# 209544). I graduated from the University of Washington in 1974 with a Bachelor of Science degree, and in 1986, with a Master of Science degree from the New Mexico Institute of Mining and Technology.

I have practiced my profession for over 30 years. I have been directly involved in geochemistry and quality assurance and quality control of assay programs for skarn-hosted and gold deposits, including Antamina and Tintaya (Peru), Phoenix (Nevada), Grasberg (Indonesia), Cerro Casale (Chile), and Olympic Dam (Australia).

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 *Standards of Disclosure for Mineral Projects* (NI 43–101).

I have not visited the San Antonio Project.

I am responsible for Sections 12, 13, and 14 and those portions of the Summary, Conclusions and Recommendations that pertain to those sections of the Technical Report.

I am independent of Pediment Gold Inc. as independence is described by Section 1.4 of NI 43-101.

I have been involved with the San Antonio Project since March 2010, as part of the preparation of the Preliminary Assessment and this Technical Report .

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

"Signed"

Scott Long, M.AusIMM

Dated: 10 August 2010
AMEC E&C Services Inc.
4435 E. Holmes
Mesa, AZ 85206-3362
Tel (480) 480.830.3700
Fax (480) 480.648.7321   www.amec.com



CERTIFICATE OF QUALIFIED PERSON
Lynton Gormely, Ph.D., P.Eng.
AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel   (604) 664-3312
Fax   (604) 664-3057
lynton.gormely@amec.com

I, Lynton Gormely, Ph.D., P.Eng., am employed as a Principal Process Engineer with AMEC Americas Ltd.

This certificate applies to the technical report entitled Pediment Gold Corporation San Antonio Project, Baja California Sur, Mexico, NI 43-101 Technical Report on Preliminary Assessment, and dated 2 August 2010 and revised 10 August 2010, the ("Technical Report").

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia, registration number 10005. I graduated from the University of British Columbia with a Bachelor of Applied Science degree in 1968, and from the University of British Columbia with a Ph.D. in Chemical Engineering in 1973.

I have practiced my profession for 38 years. I have been directly involved in design and operation of projects that incorporated heap leaching; CIP/CIL circuits; and treatment of acid mine drainage in Canada, the United States, and South America (including Peru, Chile, and Mexico).

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I have not visited the San Antonio Project.

I am responsible for Section 16 and those portions of the Recommendations, Summary and Conclusions that are based on that section of the Technical Report.

I am independent of Pediment Gold Corporation as independence is described by Section 1.4 of NI 43–101.

I have been involved with the San Antonio Project since March 2010, during preparation of a Preliminary Assessment and this Technical Report.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

"Signed and sealed"

Lynton Gormely, Ph.D., P.Eng.

Dated: 10 August 2010

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604) 664-3030
Fax (604) 664-3057   www.amec.com